As filed with the Securities and Exchange Commission on February 16, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AppTech Corp

(Exact Name of Registrant as Specified in Its Charter)

Wyoming	7389	66-0847995
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5876 Owens Avenue

Suite 100

Carlsbad, California 92008

(760) 707-5959

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Luke D’Angelo

Chief Executive Officer

5876 Owens Avenue

Suite 100

Carlsbad, California 92008

(760) 707-5959

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew M. Tucker

Nelson Mullins Riley & Scarborough LLP

101 Constitution Ave NW, Suite 900

Washington, DC 20001

Telephone: +1-202-689-2800

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)

Common Stock, par value $0.001 per share	$15,000,000	$1,636.50

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of the additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Registration fee will be paid when registration statement is first publicly filed under the Securities Act of 1933, as amended

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion, dated February , 2021

Shares

APPTECH CORP.

Common Stock

We are offering        shares of our common stock. Our common stock is currently traded on the OTC Markets under the Symbol “APCX”. On February 12, 2021, the last reported sale of our common stock was $2.80 (or $ as adjusted for a reverse stock split of 1-for- ). We intend to apply to list our common stock on The Nasdaq Capital Market under the symbol “APCX”. [We will not proceed with this offering in the event the common stock is not approved for listing on Nasdaq.]

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing on our common stock under the heading “Risk Factors” be that are described in the “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$
(1)	See “Underwriters: beginning on page 72 of this prospectus for additional information regarding the compensation payable to the underwriters.

We have granted a [45-day] option to the underwriters to purchase up to           additional shares of common stock solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us with be $ and the total proceeds to us, before expenses, will be $         .

 Delivery of the shares of common stock is expected to be made on or about 2021.

The date of this prospectus is                 , 2021

i

Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, not is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or in any free writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this prospectus in its entirety, including the “Risk Factors,” “Special Note Regarding Forward Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those financial statements in each case included in this prospectus.

As used in this prospectus, unless the context otherwise requires, references to “AppTech,” the “company,” “we,” “us” and “our” refer to AppTech Corp., and its wholly owned, consolidated subsidiaries, or either or all of them as the context may require.

Our Company

Overview

We intend to simplify and streamline digital financial services for corporations, small and midsized businesses (“SMBs”) and consumers through innovative payment processing and digital banking technologies that complement our core merchant services capabilities. Our company’s merchant services provide financial processing for businesses to accept cashless and/or contactless payments, such as credit cards, ACH, wireless payments, and more. Our patented, exclusively licensed and/or proprietary merchant services software offers or will offer integrated solutions for frictionless digital and mobile payment acceptance; we are supplementing these capabilities with licensed software that solves for multi-use case, multi-channel, API-driven, account-based issuer processing for card, digital tokens, and payment transfer transactions. Our innovative and scalable business model allows for expansive white labeling, SaaS, and embedded payment solutions that will drive the digital transformation of financial services and generate diverse revenue streams for our company.

We believe the financial services industry is going through a period of intensive change driven by the advancement of technology, the adaption to societal changes and the rapid rise of contactless transactions. End-users are beginning to expect ease of use and an enhanced user experience in all of their daily financial transactions. In this rapidly evolving digital marketplace merchants have broad and frequently changing requirements for payment processing. Our flexible and configurable technologies enable us to provide solutions that meet each merchant’s current needs while providing scope to solve for their future development plans and opportunities. By taking a holistic view of all aspects of our clients’ business, including risk, volume, user experience, integration capabilities and technical needs, we are able to create optimal and extensible processing solutions. Merchants are now concerned with achieving added-value and no longer make payment partner decisions solely on lowest processing prices. While we are able to offer extremely competitive pricing, we believe the value we create for merchants, SMEs and regional banking institutions through our technology, services and consultative approach will create true differentiation from our competitors. As we shift our focus technological advancement, we will continue to aggressively seek new merchants.

Through exclusive licensing and partnership agreements, we believe we will become leaders in the processing technology industry by supporting digital, tokenized, multi-channel, embedded API-driven transactions. We will augment this position through the integration of our merchant services and secure text payment solution with extensive digital account-based and multi-channel issuer payment processing capabilities. This will enable us to provide our merchant customers an end-to-end payment acceptance and digital banking solution and will power straight-through processing and embedded payments opportunities in the B2B space.

A key to the company’s success and market penetration relies on the continued development of enterprise-grade, patent protected software for SMS text payments via a mobile device. Our patented technology manages text messaging for processing payments notification, response, authentication, marketing, advertising, information queries and reports. Our software platforms will extend merchants’ marketplace creating new avenues and channels to request and receive frictionless, digital payments and engage end-users utilizing a familiar, convenient and widely adopted technology.

Once an account is established through our multi-currency digital wallet, internet connectivity or a specific application are not required to process payments between merchants and end-users. These features will be particularly beneficial for the unbanked and underbanked individuals in developing and emerging markets where access to internet on a mobile device and modern banking institutions may not be readily available.

We believe our technologies will greatly increase the adoption of mobile payments and alternate banking solutions in a sector that appears to have little alternative but to adapt and migrate towards new technologies that facilitate convenient and safe contactless payments. To survive and succeed in this environment, businesses may need to adopt new technologies to engage, communicate and process payments with their customers. We believe that by embracing technological advancement in the payment and banking industries we are aligned in the precise direction that our current and prospective customer base is trending towards, and we intend for our current and future products to be at the forefront in providing solutions that enable and facilitate these anticipated changes.

We are also expanding upon our financial technology foundation into the telehealth and remote patient monitoring sectors in response to cultural shifts and new healthcare demands of society. We have identified a need for the integration of payment acceptance technologies into the burgeoning telehealth sector. We believe this sector’s focus is on providing health-related telecommunications but how fees and payments for these services are requested and accepted is being overlooked. We intend to fill this identified shortfall by developing technologies and payment-related services to aid companies providing telehealth solutions. Through a strategic partnership, help bring to market personal emergency response and remote patient monitoring services and equipment help ensure the safety of the elderly and injured or sick patients while providing peace of mind to family members, care givers and retirement communities. These solutions increase patient’s access to comprehensive care options and allow medical teams to intervene in a timely manner to avoid more serious health concerns. By providing financial and administrative services we will have the opportunity to receive substantial revenue share from recurring revenue billed through Medicare with the potential for substantial growth and substantial profit margins.

Industry Background

The financial technology and transaction processing industries are an integral part of today’s worldwide financial structure. The electronic payments industry is massive, with growth fueled by powerful long-term trends that continue to increase the acceptance and use of electronic payments compared to paper-based payments. According to The Nilson Report, purchase volume on credit, debit and prepaid cards in the United States was approximately $6.1 trillion in 2018 and is estimated to reach nearly $10.4 trillion by 2027, a compound annual growth rate, or CAGR, of 6.1%.

The payment processing industry continues to evolve rapidly, based on the application of new technology and changing customer needs. Changes in technology allow for new payment methods, such as mobile payments, and merchants increasingly need new methods of interacting with their customers to ensure loyalty and repeat business. As consumers continue to integrate mobile devices into their lives, there will be increased demand to conduct business on these devices. According to Businesswire, the global mobile payment market was valued at $1449.56 billion in 2020 and is expected to reach over $5399.6 billion in 2026 with growth at a CAGR of 24.5% over the forecast period (2021 - 2026).

GSMA Intelligence reported in 2019 that globally, there are more than 9.2 billion mobile connections and 5.1 billion mobile subscribers with text messaging capabilities. Statista asserted that just over 3.9 billion of these devices have access to mobile internet.

According to 2019 PEW Research Report, even though consumers remain somewhat skeptical of newer financial technologies growth in the mobile payment sector persists. Consumers’ age and the technologies’ reliance on traditional financial systems may explain lack of mobile payment adoption. As businesses adopt mobile payment solutions in response to user demand, they need to better educate their customers on the security of mobile payments. According to creditcards.com, consumers need to recognize that mobile payment methods offered by major providers are more secure than physical cards and cash because mobile wallets use methods such as encryption and tokenization to mask payment card account numbers as you enter them and when you pay. Nonetheless, consumer satisfaction is high with mobile payments. In fact, Accenture reports that most mobile payments users are satisfied—76% are happy using mobile banking apps to make payments.

Telehealth uses information and communication technology to overcome distance barriers and improve access to healthcare. According to Fortune Business Insights, the global telehealth market size was valued at $61.40 billion in 2019 and is projected to reach $559.52 billion by 2027, exhibiting a CAGR of 25.2% during the forecast period. Reports and Data reported the remote patient monitoring market is forecast to reach $2.14 billion by 2027 with a CAGR of 14.1%.

Our Competitive Strengths

We believe our adaptable technology and holistic product offering differentiate ourselves from our competitors. Our products, many of which have the ability to be launched in a matter of months, help to eliminate much of our sector’s reliance on legacy payment rails and financial systems. By not being restricted by antiquated foundational technology the applicability and frictionless of our products will have the ability to have an immediate impact on digital financial services industry. Further, while technologically advanced, the products will be comfortable to end-users allowing for a seamless adoption.

The patent protection to some of our products is also not commonplace within the fintech industry. This protection prevents competitors from trying to replicate our products in order to carve away at our anticipated market share. Therefore, backing our text payment and lead generation products with patents strengthens the viability of such products by limiting direct competition.

Our patent protected text payment system’s anticipated capabilities also set us apart. By creating a product that permits mobile payments without the need to for a data plan, internet or an application, we will have the unique ability to target unbanked and underbanked individuals primarily in developing or emerging markets. Integrating consumers that are not traditionally included in the payment space will allow us to have a larger potential market than many of our competitors.

The features and capabilities of products we intend to bring to market allow for agile transaction processing which supports API-driven, multi-channel and secure products. The ability for such products to be embedded into other technologies while supporting multi-currency transactions set our anticipated suite of products apart from established fintech companies.

Our Growth Strategy

We intend to grow through levering our existing IP, partnering with strategic partners that have unique technology that complements the core businesses of the company as well as through selective acquisition. From traditional merchant accounts to customizable inbound and outbound payment solutions, we intend to modernize and enhance the payment processing and digital banking capabilities for businesses throughout the world. Our business objective is to generate revenues based on licensing fees, synergistic product lines, processing fees, SaaS distribution and continual advancement of our IP portfolio.

Our target market is SMBs seeking to broaden their distribution through the addition of digital payment channels, and SMBs looking to create competitive advantage by advancing their integration and streamlining of their payment processing services and financial institutions looking to enhance their customer’s user experience through the development of innovative and user centric multi-channel, multi-currency, digital financial products. We intend to utilize a white-label SaaS delivery model, which will allow for service fees, revenue sharing and back-end processing fees. Further, by offering SMBs a full array of lead generation services, merchant services processing and digital banking technologies, we will allow them to better interact with their customers and provide additional, dynamic means of processing both inbound and outbound payments. SMBs generally lack the resources of large enterprises to invest heavily in technology. As a result, they are more dependent on service providers, such as us, to handle critical functions including payment acceptance and other support services and are likely to be early adopters of new services that will further increase their efficiency and drive growth.

Businesses’ financial technology needs are increasingly complex. As electronic and mobile commerce continues to grow, businesses have no alternative but to use technology to better reach their customers. We believe by delivering novel, adaptive products meet their financial services needs it will result in rapid market penetration for our anticipated products launches.

While leveraging new technology is vital to our growth plan, it is equally important that technology is relevant and seamlessly fits into and benefits our end-user’s everyday life. Consumers are sometimes reluctant to alter their typical routines, especially when it relates to financial services. The anticipated launch of our text payment system and broader digital banking and payments solutions will meet both these needs. We will offer payment acceptance technologies that do not rely on legacy payment rails while allowing the end-user to transact frictionless and secure payments with the comfort of text messaging. Once properly developed and rolled out, we anticipate rapid adoption.

We seek to grow our business by pursuing the following strategies:

●	Increasing our customer base by offering unique and compelling, patent protected technology solutions;
●	Driving growth in our merchant services business through new and flexible technologies, including our secure text payment system, that will enable our customers to adapt to a rapidly changing marketplace;
●	Rolling-out our API-driven, account-based, issuer processing solution for card, digital token, and payment transfer transactions that will enable us to target multi-currency and multi-channel digital banking and embedded B2B payment opportunities;
●	Engaging end-users via lead generation and text marketing services to enable businesses to better communicate with their customers and integrate our full suite of products;
●	Maintaining technological leadership by continuing to innovate and improve our technology;
●	Pursuing strategic acquisitions or partnerships to complement and bolster our suite of fintech products;
●	Creating cross-selling synergies through white labeling or SaaS distribution enabling us to provide a holistic suite of products and services to merchants, banking institutions and SMEs;
●	Utilizing a scalable business model to eliminate certain barriers to rapid growth; and
●	Expanding into the telehealth sector by offering advanced remote patient monitoring technologies.

Vital to our future success is the market penetration of our current and future products. Our market penetration strategy includes four elements: (1) royalty-free licenses; (2) engaging close industry contacts; (3) utilizing potential market share shifting IP; and (4) illustrating the need for our fintech products amongst our target industry segments.

At the outset, to gain a foothold, we plan to offer royalty-free licenses for our text messaging and complimentary payment solutions in exchange for the processing the related payments. By incentivizing potential clients with free access to advanced, patented technology, we will give clients the ability to bolster and enhance their fintech capabilities, while creating revenue streams for our full suite of products.

With years of fintech experience, management believes we can leverage our industry contacts and past clients in order to gain valuable contracts with businesses. Engaging individuals with the ability to integrate our products may prove invaluable. Further, through our channel partnerships, we have an expansive network of potential clients to integrate our technology into their payment processing needs.

Management believes there are substantial opportunities in emerging and developing markets for our anticipated products. Our mobile payment and digital banking solutions offer innovative avenues to unbanked and underbanked communities to transact and provide remittances. Further, since internet connectivity is not required for our text payment solution, individuals with limited internet access will still be able transact. These two factors have the ability to open our products to markets with immense growth potential.

Companies are regularly attempting to identify ways to stay in contact with their customers and create new payment channels. Our products do precisely this. When customers sign up for our secure text payment system, clients will have the ability to integrate a text messaging waiver into the registration process. This allows for clients to have fresh, opted-in contact information which can be paired with our text messaging services for notification, response, authentication, marketing, advertising, information queries and reports. It is our intent to market these identifiable benefits to companies in order to illustrate the advantages of partnering with us. Specific industries that could utilize our secure text payment system are pharmacies, collection agencies, charitable and religious organizations, utility companies, property management companies and any business that relies upon recurring business.

Our partnership with NEC Payments’ internationally experienced and proven team of subject matter experts will enable our management to focus resources on delivering growth using the strategies described above with full confidence that the business is being powered by innovative technology IP running on robust, secure and scalable highly-available cloud infrastructure.

Management believes our partnership with Silver Alert Services, LLC is the initial foothold for our expansion in the telehealth sector. Our strategic partnership providing financial services in support of their remote patient monitoring devices has the opportunity to create substantial revenue. However, with the emergence of new telehealth platforms and the rapid shift towards e-visits, many of which require private payer model, we believe our payment acceptance technology, specifically our embedded capabilities will have widespread application in the sector.

Risks Associated with our Business

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the section titled “Risk Factors” following this prospectus summary. These risks include, but are not limited to, the following:

●	uncertainty associated with anticipated launch of our text payment platform and other potential advanced payment solutions we intend to launch in the future;

●	substantial investment and costs associated with new potential revenue streams and their corresponding contractual obligations;

●	dependence on third-party channel and referral partners, who comprise a significant portion of our sales force, for gaining new clients;

●	a slowdown or reduction in our sales in due to a reduction in end user demand, unanticipated competition, regulatory issues, or other unexpected circumstances;
●	uncertainty regarding our ability to achieve profitability and positive cash flow through the commercialization of the products we offer or intend to offer in the future;

●	dependence on third-party payment processors to facilitate our merchant services capabilities;

●	delay in or failure to obtain regulatory approval of our text payment system or any future products in additional countries;

●	our ability to operate our business while timely making payments pursuant to our loan agreements;

●	our need to raise additional financing to fund daily operations and successfully grow our Company;

●	our ability to retain and recruit appropriate employees, in particular a productive sales force;

●	current and future laws and regulations;

●	general economic uncertainty associated with the COVID-19 pandemic;

●	the adverse effects of COVID-19, and its unpredictable duration, in regions where we have customers, employees and distributors;

●	the adverse effects of COVID-19 on processing volumes resulting from (a) limitations on in-person access to our merchants’ businesses or (b) the unwillingness of customers to visit our merchants’ businesses;

●	the possibility that the economic impact of COVID-19 will lead to changes in how consumers make purchases and we are unable to monetize such changes;

●	the possibility that the economic impact of COVID-19, and its associated high unemployment rate, will lead to less consumer spending thus resulting in loss of revenues;

● ●	the possibility that the economic impact of COVID-19, will result in our merchants’ businesses failing to reopen once restrictions are further eased; and the other factors described in “Risk Factors.”

Reverse Stock Split

We will effect a reverse stock split of our common stock at a ratio of 1-for-      following the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering. No fractional shares will be issued in connection with the reverse stock split and all such fractional interests will be rounded up to the nearest whole number of shares of common stock. The conversion or exercise prices of our issued and outstanding convertible securities, stock options and warrants will be adjusted accordingly. All information presented in this prospectus other than in our consolidated financial statements and the notes thereto assumes a 1-for- reverse stock split of our outstanding shares of common stock, and unless otherwise indicated, all such amounts and corresponding conversion price or exercise price data set forth in this prospectus have been adjusted to give effect to such assumed reverse stock split.

Corporate Information

We were originally formed as a Florida corporation on July 02, 1998 as Health Express USA, Inc. On August 29, 2005 we changed our name to CSI Business, Inc and reincorporated as a Nevada corporation. On September 15, 2006 we changed our name to Natural Nutrition Inc. On October 27, 2009 we changed our name to AppTech Corp. We filed Articles of Domestication to change the domicile of the Company from Nevada to Wyoming on July 18, 2011. Our principal executive offices are located at 5876 Owens Avenue, Suite 100, Carlsbad, California 92008. Our phone number is (760) 707-5959. Our website address is www.apptechcorp.com. We do not incorporate the information on or accessible through our website to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Common stock offered by us:	Shares
Common stock to be outstanding immediately this offering:	Shares ( shares if the underwriters exercise their option to purchase additional shares in full)
Underwriters’ option to purchase additional shares from us:	We have granted the underwriters a [45-day] option to purchase up to an aggregate of additional shares of common stock from us at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.
Use of proceeds:	We estimate that we will receive net proceeds from this offering of approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, the most recent reported closing price of our common stock, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds from this offering, together with our existing cash, to fund the research and development of our technologies, expand our marketing efforts and for general working capital purposes. See “Use of Proceeds” below.
Dividend policy:	We do not currently intend to pay dividends on our common stock.
Risk factors:	An investment in our common stock involves a high degree of risk. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included in this prospectus, before investing in our common stock before deciding to invest in shares of our common stock.
Proposed Nasdaq Capital Market Symbol:	“APCX”. Our common stock is presently quoted on the over the counter markets under the symbol “APCX”. We intend to apply to list our common stock on The Nasdaq Capital Market under the symbol “APCX”. [We will not proceed with this offering in the event the common stock is not approved for listing on Nasdaq.]

After giving effect to the planned reverse stock split of our common stock at a ratio of 1-for-        , the number of shares of common stock to be outstanding after this offering is based on shares of common stock outstanding at                  , 2021, and excludes the following:

●	the exercise of outstanding stock options under our stock option plan at a weighted average exercise price of $ per share; and
●	shares available for grant under our stock option plan.

Unless otherwise indicated, all information in this prospectus reflects or assumes:

●	no exercise by the underwriters of their option to purchase up to additional shares of common stock in this offering.

SUMMARY FINANCIAL DATA

Management’s Discussion and Analysis of Financial Condition and Results of Operations, our consolidated financial statements and notes thereto, and other financial information are included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2019 and 2020 and the balance sheet data as of September 30, 2020 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements include all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of such financial data. Our historical results are not necessarily indicative of our results in any future period and results from our interim period may not necessarily be indicative of the results of the entire year. Pro forma share and per share amounts presented herein reflect the implementation of the 1-for-             reverse stock split as if it had occurred at the beginning of the earliest period presented.

Consolidated Statements of Operations – Years Ended December 31, 2019 and 2018

	December 31,	December 31,
	2019	2018

Revenues	$256,138	$253,785

Cost of revenues	101,638	108,389

Gross profit	154,500	145,396

Operating expenses:
General and administrative, including stock based compensation of $91,414 and $1,547,388, respectively	1,020,869	1,912,218
Research and development	82,057	279,685

Total operating expenses	1,102,926	2,191,903

Loss from operations	(948,426)	(2,046,507)

Other income (expenses)
Interest expense	(288,784)	(464,616)
Other expenses	(106,000)	—

Total other income (expenses)	(394,784)	(464,616)

Loss before provision for income taxes	(1,343,210)	(2,511,123)

Provision for income taxes	—	—

Net loss	$(1,343,210)	$(2,511,123)

Basic and diluted net loss per common share	$(0.02)	$(0.03)
Weighted-average number of shares used basic and diluted per share amounts	84,473,862	87,346,661

Consolidated Balance Sheets – As of September 30, 2020 and December 31, 2019

	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash	$46,316	$24,159
Accounts receivable	38,227	29,836
Deposit escrow	—	25,000
Security deposit	—	5,948
Total current assets	84,543	84,943
Right of use asset	265,120	—
Security deposit	7,536	—
TOTAL ASSETS	$357,199	$84,943

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$1,862,643	$1,707,878
Accrued liabilities	2,552,712	2,334,480
Right of use liability	50,035	—
Stock repurchase liability	430,000	430,000
Loans payable related parties	51,401	93,401
Convertible notes payable	620,000	620,000
Convertible notes payable related parties	372,000	372,000
Notes payable	1,172,281	1,104,081
Notes payable related parties	708,493	708,493
Total current liabilities	7,819,565	7,370,333

Long-term liabilities
Accounts payable	—	160,000
Right of use liability	238,174	—
Total long-term liabilities	238,174	160,000

TOTAL LIABILITIES	8,057,739	7,530,333
Commitments and contingencies (Note 8)
Stockholders’ Deficit
Series A preferred stock; $0.001 par value; 100,000 shares authorized; 14 shares issued and outstanding at September 30, 2020 and December 31, 2019	—	—
Common stock, $0.001 par value; 1,000,000,000 shares authorized; 87,821,825 and 84,153,825 and outstanding at September 30, 2020 and December 31, 2019, respectively	87,822	84,154
Additional paid-in capital	35,870,457	33,230,869
Accumulated deficit	(43,658,819)	(40,760,413)
Total stockholders’ deficit	(7,700,540)	(7,445,390)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$357,199	$84,943

Consolidated Statements of Operations – Nine Months Ended September 30, 2020 and 2019

	For the Nine Months Ended September 30,
	2020	2019
Revenues	$241,367	$190,411
Cost of revenues	103,721	75,099
Gross profit	137,646	115,312
Operating expenses:
General and administrative, including stock based compensation of $1,066,386, $46,000, $2,357,125 and $89,134, respectively	2,781,912	743,210
Research and development	49,250	62,350
Total operating expenses	2,831,162	805,560
Loss from operations	(2,693,516)	(690,248)
Other income (expenses)
Forgiveness of Debt	9,000	—
Interest expense	(213,890)	(217,722)
Total other expenses	(204,890)	(217,722)
Loss before provision for income taxes	(2,898,406)	(907,970)
Provision for income taxes	—	—
Net loss	$(2,898,406)	$(907,970)
Basic and diluted net loss per common share	$(0.03)	$(0.01)
Weighted-average number of shares used basic and diluted per share amounts	85,941,115	84,482,903

RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk including the risk of a loss of your entire investment. You should carefully consider the following risk factors These risk factors contain, in addition to historical information, forward looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. The occurrence of any of the adverse developments described in the following risk factors and in the documents incorporated herein by reference could materially and adversely harm our business, financial condition, results of operations or prospects. In such event, the value of our common stock could decline, and you could lose all or a substantial portion of the money that you pay for our common stock. In addition, the risks and uncertainties discussed below are not the only ones we face. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material, and these risks and uncertainties could result in a complete loss of your investment. In assessing the risks and uncertainties described below, you should also refer to the other information contained in this prospectus (as supplemented or amended).

Risks Related to Our Company

The payment processing industry is highly competitive. Such competition could adversely affect the fees we receive, and as a result, our margins, business, financial condition and results of operations.

The market for payment processing services is highly competitive and has relatively low barriers to entry. Other providers of payment processing services have established a sizable market share in the merchant acquiring sector and service more clients than we do. Our growth will depend, in part, on a combination of the continued growth of the electronic payment market and our ability to increase our market share through technological advancement.

Our payment and software solutions compete against many forms of financial services and payment systems, including electronic, mobile and integrated payment platforms as well as cash and checks. Our competitors include traditional merchant acquirers such as financial institutions, affiliates of financial institutions and well-established payment processing companies that target our existing clients and potential clients directly, including Bank of America Merchant Services, Chase Paymentech, Elavon, Inc. (a subsidiary of U.S. Bancorp), Fiserv, Inc., Global Payments, Inc. and Fidelity National Information. In addition, we compete with vendors that are specifically targeting ISVs and VARs as distribution partners for their merchant acquiring services, such as Stripe, Inc., Square, Inc., Toast, Inc., PayPal Holdings, Inc., Braintree (owned by PayPal), Adyen, Ltd., and OpenEdge (a division of Global Payments).

Many of our competitors have substantially greater financial, technological, management and marketing resources than we have. Accordingly, if these competitors specifically target our business model, they may be able to offer more attractive fees or payment terms and advances to our clients and more attractive compensation to our distribution partners. They also may be able to offer and provide products and services that we do not offer. There are also a large number of small providers of processing services that provide various ranges of services to our clients and our potential clients. This competition may effectively limit the prices we can charge and requires us to control costs aggressively in order to maintain acceptable profit margins. Further, in regard to certain products, if the use of payment cards other than Visa or Mastercard grows, or if there is increased use of certain debit cards, our average profit per transaction could be reduced. Competition could also result in a loss of existing distribution partners and clients and greater difficulty attracting new distribution partners and clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are also subject to risks as a result of changes in business habits of our vendors and customers as they adjust to the competitive marketplace. For example, consumer behavior may change regarding the use of payment card transactions, including the relative increased use of cash, crypto-currencies, other emerging or alternative payment methods and payment card systems that we or our processing partners do not adequately support or that do not provide adequate commissions to parties like us. Any failure to timely integrate emerging payment methods into our software, to anticipate consumer behavior changes or to contract with processing partners that support such emerging payment technologies could cause us to lose traction among our customers or referral sources, including industry associations, resulting in a corresponding loss of revenue, if those methods become popular among end-users of their services.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

We experienced net losses from operations in the nine-month period ended September 30, 2020 and the fiscal year ended December 31, 2019, and we may continue to incur net losses from operations in the future. The report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2019 included an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. If we are unable to raise sufficient capital in this offering or otherwise as and when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. The inclusion of a going concern explanatory paragraph by our independent registered public accounting firm, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital, enter into critical contractual relations with third parties and otherwise execute our development strategy.

If we are unable to obtain additional funding when needed, our business operations will be harmed, and if we do obtain additional financing, our then-existing shareholders may suffer substantial dilution.

As we take steps in the commercialization and marketing of our technologies, or respond to potential opportunities and/or adverse events, our working capital needs may change. We anticipate that if our cash and cash equivalents are insufficient to satisfy our liquidity requirements, we will require additional funding to sustain our ongoing operations and to continue our research and development activities. Specifically, we have contractual obligations under a license and service agreement with a partner that requires payment of fees which exceeds our current liquidity. We do not have any contracts or commitments for additional funding, and there can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all, if needed. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to conduct business operations. If we are unable to obtain additional financing to finance a revised growth plan, we will likely be required to curtail such plans or cease our business operations. Any additional equity financing may involve substantial dilution to our then existing shareholders.

The loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect our business.

We depend on the leadership and experience of our relatively small number of key executive management personnel, particularly our Chairman of the Board, Chief Executive Officer and Chief Investment Officer, Luke D’Angelo, our President and Chief Operating Officer, Virgilio Llapitan, our Chief Financial Officer, Gary Wachs and our VP of Corporate Development and Corporate Counsel Jeffrey Moriarty. The loss of the services of any of these key executives or any of our executive management members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. Furthermore, if we lose or terminate the services of one or more of our key employees or if one or more of our current or former executives or key employees joins a competitor or otherwise competes with us, it could impair our business and our ability to successfully implement our business plan. Additionally, if we are unable to hire qualified replacements for our executive and other key positions in a timely fashion, our ability to execute our business plan would be harmed. Even if we can quickly hire qualified replacements, we would expect to experience operational disruptions and inefficiencies during any transition. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in our industry. Our inability to meet our executive staffing requirements in the future could impair our growth and harm our business.

Our financial statements may be materially affected if our estimates prove to be inaccurate as a result of our limited experience in making critical accounting estimates.

Financial statements prepared in accordance with GAAP require the use of estimates, judgments, and assumptions that affect the reported amounts. Actual results may differ materially from these estimates under different assumptions or conditions. These estimates, judgments, and assumptions are inherently uncertain, and, if they prove to be wrong, then we face the risk that charges to income will be required. In addition, because we have limited experience in making these estimates, judgments, and assumptions, the risk of future charges to income may be greater than if we had more experience in these areas. Any such charges could significantly harm our business, financial condition, results of operations, and the price of our securities.

An inability to develop and introduce products in a timely and cost-effective manner may damage our business.

Our sales and profitability depend on our ability to bring products to market and meet customer demands before they begin to lose interest in a given product. There is no guarantee that we will be able to develop and source our products in a timely manner and on a cost-effective basis to meet constantly changing consumer demands. Unforeseen delays or difficulties in the development process, significant increases in the planned cost of development, and manufacturing delays or changes in anticipated consumer demand for our products and new brands may cause the introduction date for products to be later than anticipated. They may also reduce or eliminate the profitability of such products or, in some situations, may cause a product or new brand introduction to be discontinued.

 Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control, which could cause fluctuations in the price of our securities.

We are subject to the following factors that may negatively affect our operating results:

●	the announcement or introduction of new products by our competitors;

●	our ability to upgrade and develop our systems and infrastructure to accommodate growth;

●	our ability to attract and retain key personnel in a timely and cost-effective manner;

●	technical difficulties;

●	the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations, and infrastructure;

●	our ability to identify and enter into relationships with appropriate and qualified third-party providers for necessary development and other relevant services;

●	regulation by federal, state, or local governments;

●	general economic conditions, as well as economic conditions specific to payment processing, banking and consumer discretionary spending; and

●	Various risks related to health epidemics, pandemics and similar outbreaks, such as the coronavirus pandemic, which may have material adverse effects on our business, financial position, results of operations and/or cash flows.

As a result of our limited historical revenue and the nature of the markets in which we compete, it is difficult for us to forecast our revenues or earnings accurately. As a strategic response to changes in the competitive environment, we may from time to time make certain decisions concerning expenditures, pricing, service, or marketing that could have a material and adverse effect on our business, results of operations, and financial condition. Due to the foregoing factors, our quarterly revenues and operating results are difficult to forecast.

We face risks related to Coronavirus (COVID-19) which could significantly disrupt our research and development, operations, sales, and financial results.

Our business could be further impacted by the effects of the COVID-19. In addition to global macroeconomic effects, the COVID-19 outbreak and any other related adverse public health developments has caused disruption to our operations and sales activities. Our third-party vendors, third-party distributors, and our customers have been and will be disrupted by worker absenteeism, quarantines and restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our activities or the operations of our third-party vendors and third-party distributors, the supply of our products will be delayed, which could adversely affect our business, operations and customer relationships. In addition, COVID-19 or other disease outbreak will in the short-run and may over the longer term adversely affect the economies and financial markets of many countries, resulting in an economic downturn that will affect demand for our products and services and impact our operating results. There can be no assurance that any decrease in sales resulting from COVID-19 will be offset by increased sales in subsequent periods. Although the magnitude of the impact of the COVID-19 outbreak on our business and operations remains uncertain, the continued spread of COVID-19 or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions will adversely impact our business, financial condition, operating results and cash flows. In addition, we have experienced and will experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs that may impact our ability to develop and design our products and services in a timely manner or meet required milestones or customer commitments.

To acquire and retain clients, we depend in part on channel partners that generally do not serve us exclusively, may not aggressively market our products and services, are subject to attrition and are not under our control.

We intend to rely on the efforts of our channel partners to market our products and services, such as our merchant services, secure text payments, digital banking and lead generation, to existing clients and potential clients. Generally, our agreements with channel partners are not exclusive and these partners retain the right to refer potential clients to other merchant acquirers. Gaining and maintaining loyalty or exclusivity may require financial concessions to maintain current channel partners or to attract potential channel partners from our competitors who may be offering significantly more enticing pricing terms, such as increased signing bonuses or residuals payable to our referral partners, which could have a negative impact on our results of operations. If these channel partners switch to another merchant acquirer, focus more heavily on promoting the products and services of one or more other merchant acquirers, cease operations or become insolvent, we may no longer receive new referrals from them or may receive fewer new referrals from them, and we also risk losing existing clients with whom the channel partner has a relationship.

Additionally, some of our channel partners are subject to the requirements imposed by our bank sponsors, which may result in fines to them for non-compliance and may, in some cases, result in these entities ceasing to market our products and services. If we are unable to maintain our existing base of channel partners or develop relationships with new channel partners, our business, financial condition and results of operations would be materially adversely affected. Our channel partners are independent businesses and we have no control over their day-to-day business activities, including their client marketing and solicitation practices.

Further, we may be named in legal proceedings in connection with the actions of our channel partners where it is alleged that our channel partners have intentionally or negligently misrepresented pricing or other contractual terms to clients or potential clients related to our processing solutions or related products. While in some cases we may have indemnification rights against our channel partners for these activities, there is no guarantee that we will be able to successfully enforce those indemnification rights or that our channel partners are adequately capitalized in a manner necessary to satisfy their indemnification obligations to us. If one or more judgments or settlements in any litigation or other investigation, plus related defense and investigation costs, significantly exceed our insurance coverage and we are unable to enforce our indemnification rights against a channel partner or partners, our business, financial condition and results of operations could materially suffer.

Unauthorized disclosure, destruction or modification of data or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

We and other third parties collect, process, and transmit sensitive data, such as names, addresses, social security numbers, credit or debit card numbers and expiration dates, drivers’ license numbers and bank account numbers, and we have ultimate liability to the payment networks and member financial institutions that register us with the payment networks for our failure, or the failure of certain channel partners and third parties with whom we contract, to protect this data in accordance with payment network requirements. Some of our merchants and channel partners may store such data. The loss, destruction or unauthorized modification of client or cardholder data could result in significant fines, sanctions and proceedings or actions against us by the payment networks, governmental bodies, consumers or others, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business and may result in the imposition of monetary liability.

We could be subject to breaches of security by hackers. Although we proactively employ multiple measures to defend our systems against intrusions and attacks and to protect the data we collect, our measures may not prevent unauthorized access or use of sensitive data. A breach of our system or a third-party system upon which we rely may subject us to material losses or liability, including payment network fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. Although we have not to date incurred material losses or liabilities as a result of breaches, a future breach of our system may subject us to material losses or liability, including payment of fines and claims for unauthorized purchases with misappropriated credit or debit card or bank account information or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter clients from using electronic payments generally and our services specifically, increase our operating expenses in order to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and/or result in the imposition of material penalties and fines under applicable laws or by our clients.

If we or our bank sponsors fail to adhere to the standards of Visa and MasterCard, we could be fined, suspended, or our registrations with these organizations could be terminated and we could be required to stop providing payment processing services for Visa and MasterCard.

We are not a bank and are unable to belong to and attain direct membership to Visa and MasterCard. Visa and MasterCard operating regulations require us to be sponsored by a bank in order to process bankcard transactions. We are currently registered with Visa and MasterCard through the sponsorship from banks that are members of the card brands. If we or our bank sponsors fail to comply with the applicable requirements of the Visa or MasterCard payment card brands, Visa or MasterCard could suspend or terminate our registration. The termination of our registration or any changes in the Visa or MasterCard rules that would impair our registration could prevent us from providing transactional processing services. If our sponsorships are terminated and we are not able to secure or successfully migrate merchant portfolios to new bank sponsors, we will not be able to conduct our business.

We rely on bank sponsors, which have substantial discretion with respect to certain elements of our business practices.

Some agreements with our bank sponsors give them substantial discretion in approving certain aspects of our business practices, including our solicitation, application and qualification procedures for clients and the terms of our agreements with clients. Our bank sponsors’ discretionary actions under these agreements could have a material adverse effect on our business, financial condition, and results of operations.

We may face significant chargeback liability if our merchant clients refuse or cannot reimburse chargebacks resolved in favor of their customers and may not accurately anticipate these liabilities.

We have potential liability for chargebacks associated with our clients’ processing transactions. In most circumstances, if a billing dispute between a client and a cardholder is not ultimately resolved in favor of our client, the disputed transaction is “charged back” to the client’s bank and credited to the account of the cardholder. Anytime our client is unable to satisfy a chargeback, we are responsible for that chargeback.

We are potentially liable for losses caused by fraudulent credit card transactions. Card fraud occurs when a client’s customer uses a stolen card (or a stolen card number in a card-not-present transaction) to purchase merchandise or services. In a traditional card-present transaction, if the client swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by the customer, the card issuing bank remains liable for any loss. In a fraudulent card-not-present transaction, even if the client receives authorization for the transaction, the client is liable for any loss arising from the transaction. Many of the SMBs clients that we serve are small and transact a substantial percentage of their sales over the Internet. Because their sales are card-not-present transactions, these clients are more vulnerable to customer fraud than larger clients

Business fraud occurs when a business or organization, rather than a cardholder, knowingly uses a stolen or counterfeit card or card number to record a false sales transaction, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Business fraud also occurs when employees of businesses change the business demand deposit accounts to their personal bank account numbers, so that payments are improperly credited to the employee’s personal account. Incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud could increase our chargeback liability and other liability.

We periodically experience increases in interchange and other related costs, and if we cannot pass these increases along to our merchants, our profit margins will decline.

We pay interchange fees or assessments to issuing banks through the card associations for each transaction that is processed using their credit and debit cards. From time to time, the card associations increase the interchange fees that they charge processors and the sponsoring banks. At their sole discretion, our sponsoring banks have the right to pass any increases in interchange fees on to us. In addition, our sponsoring banks may seek to increase their sponsorship fees charged to us, all of which are based upon the dollar amount of the payment transactions we process. If we are not able to pass these fee increases along to clients through corresponding increases in our processing fees, our profit margins will be reduced.

Our system and our third-party providers’ systems may fail which could adversely affect our business.

Our systems and operations or those of our third-party technology vendors could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, acts of terrorism, human error, vandalism or sabotage, financial insolvency and similar events. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in: loss of revenues; loss of clients; loss of client and cardholder data; fines imposed by payment networks; harm to our business or reputation resulting from negative publicity; exposure to fraud losses or other liabilities; additional operating and development costs; or diversion of management, technical and other resources, among other consequences.

We are subject to economic and political risk, the business cycles of our customers and software integration partners and the overall level of consumer and commercial spending, which could negatively impact our business, financial condition and results of operations.

The electronic payment industry depends heavily on the overall level of consumer and commercial spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income and changes in consumer purchasing habits, including natural disasters and health emergencies, including earthquakes, fires, power outages, typhoons, floods, pandemics or epidemics such as the coronavirus and manmade events such as civil unrest, labor disruption, international trade disputes, international conflicts, terrorism, wars and critical infrastructure attacks. A sustained deterioration in general economic conditions, particularly in the United States, or increases in interest rates, could adversely affect our financial performance by reducing the number or aggregate volume of transactions made using electronic payments. For example, the recent COVID-19 coronavirus outbreak has impacted the global economy and negatively affected various aspects of our business, including reductions in the amount of consumer spending and lending which resulted in a decrease in our revenue and profits. If our customers make fewer sales of products and services using electronic payments, or consumers spend less money through electronic payments, we will have fewer transactions to process at lower dollar amounts, resulting in lower revenue.

A weakening in the economy could have a negative impact on our customers, as well as their customers who purchase products and services using the payment processing systems to which we provide access, which could, in turn, negatively affect our business, financial condition and results of operations. For example, in the primary vertical markets that we serve, merchants are affected by macroeconomic conditions such as employment, personal income and consumer sentiment. If economic conditions deteriorate and our customers experience decreased demand for their products or services, we would experience a decrease both in volume and number of transactions processed. In addition, a weakening in the economy could force merchants to close at higher than historical rates in part because many of them are not as well capitalized as larger organizations, which could expose us to potential credit losses and future transaction declines. Further, credit card issuers may reduce credit limits and become more selective in their card issuance practices. We also have a certain amount of fixed and semi-fixed costs, including rent, debt service and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy.

Changes in tax laws or their judicial or administrative interpretations, or becoming subject to additional U.S., state or local taxes that cannot be passed through to our customers, could negatively affect our business, financial condition and results of operations.

Our operations are subject to extensive tax liabilities, including federal and state and transactional taxes such as excise, sales/use, payroll, franchise, withholding, and ad valorem taxes. Changes in tax laws or their judicial or administrative interpretations could decrease the amount of revenues we receive, the value of any tax loss carryforwards and tax credits recorded on our balance sheet and the amount of our cash flow and may have a material adverse impact on our business, financial condition and results of operations. Some of our tax liabilities are subject to periodic audits by the applicable taxing authority which could increase our tax liabilities. Furthermore, companies in the payment processing industry, including us, may become subject to incremental taxation in various taxing jurisdictions. Taxing jurisdictions have not yet adopted uniform positions on this topic. If we are required to pay additional taxes and are unable to pass the tax expense through to our customers, our costs would increase and our net income would be reduced, which could have a material adverse effect on our business, financial condition and results of operations.

Low demand for new products and the inability to develop and introduce new products at favorable margins could adversely impact our performance and prospects for future growth.

Our competitive advantage is due in part to our intentions to develop and introduce new products in a timely manner at favorable margins. The uncertainties associated with developing and introducing new products, such as market demand and costs of development and production, may impede the successful development and introduction of new products on a consistent basis. Introduction of new technology may result in higher costs to us than that of the technology replaced. That increase in costs, which may continue indefinitely or until increased demand and greater availability in the sources of the new technology drive down its cost, could adversely affect our results of operations. Market acceptance of the new products scheduled for introduction in future years may not meet sales expectations due to various factors, such as the failure to accurately predict market demand, end-user preferences, evolving industry standards, or the emergence of new or disruptive technologies. Moreover, the ultimate success and profitability of the new products may depend on our ability to resolve technical and technological challenges in a timely and cost-effective manner, and to achieve software development efficiencies. Our investments in productive capacity and commitments to fund advertising and product promotions in connection with these new products could erode profits if those expectations are not met.

We are increasingly dependent on information technology, and potential cyberattacks, security problems, or other disruption and expanding social media vehicles present new risks.

We rely on information technology networks and systems, including the internet, to process, transmit, and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, billing, and operating data. We may purchase some of our information technology from vendors, on whom our systems will depend, and we rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of confidential operator and other customer information. We depend upon the secure transmission of this information over public networks. Our networks and storage applications could be subject to unauthorized access by hackers or others through cyberattacks, which are rapidly evolving and becoming increasingly sophisticated, or by other means, or may be breached due to operator error, malfeasance or other system disruptions. In some cases, it will be difficult to anticipate or immediately detect such incidents and the damage they cause. Any significant breakdown, invasion, destruction, interruption, or leakage of information from our systems could harm our reputation and business.

We could face substantial competition, which could reduce our market share and negatively impact our net revenue.

There are a number of companies that distribute products similar to ours. Many of our anticipated competitors are significantly larger than we are and have considerably greater financial, technical, marketing, and other resources than we do. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition, and results of operations.

If we fail to protect our intellectual property rights, competitors may be able to use our technology, which could weaken our competitive position, reduce our net revenue, and increase our costs.

Our long-term success will depend to some degree on our ability to protect the proprietary technology that we have developed or may develop or acquire in the future. While our patents may offer some protection, our intellectual property rights may not be sufficiently comprehensive to prevent our competitors from developing similar competitive products. Although we may aggressively pursue anyone whom we reasonably believe is infringing upon our intellectual property rights, initiating and maintaining suits against third parties that may infringe upon our intellectual property rights will require substantial financial resources. We may not have the financial resources to bring such suits, and if we do bring such suits, we may not prevail. Regardless of our success in any such actions, we could incur significant expenses in connection with such suits.

Third-party claims of infringement against us could adversely affect our ability to market our products and require us to redesign our products or seek licenses from third parties.

We may be susceptible to intellectual property lawsuits that could cause us to incur substantial costs, pay substantial damages, or prohibit us from distributing our products. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. If any of our products infringe a valid patent, we could be prevented from distributing that product unless and until we can obtain a license or redesign it to avoid infringement. A license may not be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign the product to avoid any infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and we may not have the financial and human resources to defend ourselves against any infringement suits that may be brought against us.

Risks Related to Regulation

New and potential government regulations could adversely affect our ability to provide, or impair the value of, the services we currently provide to our merchants.

We are subject to numerous federal and state regulations that affect the electronic payments industry. Regulation of our industry has increased significantly in recent years and is constantly evolving. Changes to statutes, regulations or industry standards, including interpretation and implementation of statutes, regulations or standards, could increase our cost of doing business or affect the competitive balance. We are also subject to U.S. financial services regulations, numerous consumer protection laws, escheat regulations and privacy and information security regulations, among other laws, rules and regulations. Failure to comply with regulations may have an adverse effect on our business, including the limitation, suspension or termination of services provided to, or by, third parties, and the imposition of penalties or fines. To the extent these regulations negatively impact the business, operations or financial condition of our clients, our business and results of operations could be materially and adversely affected because, among other matters, our clients could have less capacity to purchase products and services from us, could decide to avoid or abandon certain lines of business, or could seek to pass on increased costs to us by negotiating price reductions. We could be required to invest a significant amount of time and resources to comply with additional regulations or oversight or to modify the manner in which we contract with or provide products and services to our clients; and those regulations could directly or indirectly limit how much we can charge for our services. We may not be able to update our existing products and services, or develop new ones, to satisfy our clients’ needs. Any of these events, if realized, could have a material adverse effect on our business, results of operations and financial condition.

These and other laws and regulations, even if not directed at us, may require us to make significant efforts to change our products and services and may require that we incur additional compliance costs and change how we price our products and services to our clients and distribution partners. Implementing new compliance efforts is difficult because of the complexity of new regulatory requirements, and we are devoting and will continue to devote significant resources to ensure compliance. Furthermore, regulatory actions may cause changes in business practices by us and other industry participants which could affect how we market, price and distribute our products and services, and which could materially adversely affect our business, financial condition and results of operations. In addition, even an inadvertent failure to comply with laws and regulations, as well as rapidly evolving social expectations of corporate fairness, could damage our business or our reputation.

Compliance with the Dodd-Frank Act and other federal and state regulations may increase our compliance costs, limit our revenues and otherwise negatively affect our business.

Since the enactment of the Dodd-Frank Act, there have been substantial reforms to the supervision and operation of the financial services industry, including numerous new regulations that have imposed compliance costs and, in some cases, limited revenue sources for us and our financial institution partners and clients. Among other things, the Dodd-Frank Act established the Consumer Financial Protection Bureau (“CFPB”), which is empowered to conduct rule-making and supervision related to, and enforcement of, federal consumer financial protection laws. The CFPB has issued guidance that applies to “supervised service providers,” which the CFPB has defined to include service providers, like us, to CFPB supervised banks and nonbanks. In addition, federal and state agencies have recently proposed or enacted cybersecurity regulations, such as the Cybersecurity Requirements for Financial Services Companies issued by the New York State Department of Financial Services and the Advance Notice of Proposed Rulemaking on Enhanced Cyber Risk Management Standards issued by The Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation in October 2016. Such cybersecurity regulations are applicable to large bank holding companies and their subsidiaries, as well as to service providers to those organizations. Any new rules and regulations implemented by the CFPB, state or other authorities or in connection with the Dodd-Frank Act could, among other things, slow our ability to adapt to a rapidly changing industry, require us to make significant additional investments to comply with them, redirect time and resources to compliance obligations, modify our products or services or the manner in which they are provided, or limit or change the amount or types of revenue we are able to generate.

Interchange fees, which the payment processor typically pays to the card issuer in connection with credit and debit card transactions, are subject to increasingly intense legal, regulatory and legislative scrutiny. In particular, the Dodd-Frank Act regulates and limits debit card fees charged by certain card issuers and allows businesses and organizations to set minimum dollar amounts for the acceptance of credit cards. Specifically, under the so-called “Durbin Amendment” to the Dodd-Frank Act, the interchange fees that certain issuers charge businesses and organizations for debit transactions are regulated by the Federal Reserve and must be “reasonable and proportional” to the cost incurred by the issuer in authorizing, clearing and settling the transactions. Rules released by the Federal Reserve in July 2011 to implement the Durbin Amendment mandate a cap on debit transaction interchange fees for card issuers with assets of $10 billion or greater. Since October 2011, a payment network may not prohibit a card issuer from contracting with any other payment network for the processing of electronic debit transactions involving the card issuer’s debit cards, and card issuers and payment networks may not inhibit the ability of businesses and organizations to direct the routing of debit card transactions over any payment networks that can process the transactions.

Rules implementing the Dodd-Frank Act also contain certain prohibitions on payment network exclusivity and merchant routing restrictions. These restrictions could negatively affect the number of debit transactions processed, and prices charged per transaction, which would negatively affect our business.

We must comply with laws and regulations prohibiting unfair or deceptive acts or practices, and any failure to do so could materially and adversely affect our business.

We and many of our customers are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices and various state laws that are similar in scope and subject matter. In addition, provisions of the Dodd-Frank Act that prohibit unfair, deceptive or abusive acts or practices, the Telemarketing Sales Act and other laws, rules and/or regulations, may directly impact the activities of certain customers of ours, and in some cases may subject us, as the electronic payment processor or provider of payment settlement services, to investigations, fees, fines and disgorgement of funds if we are found to have improperly aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of a customer through our services. Various federal and state regulatory enforcement agencies, including the Federal Trade Commission and state attorneys general have authority to take action against non-banks that engage in UDAAP, or violate other laws, rules and regulations. To the extent we are processing payments or providing products and services for a customer suspected of violating such laws, rules and regulations, we may face enforcement actions and incur losses and liabilities that may adversely affect our business.

Governmental regulations designed to protect or limit access to or use of consumer information could adversely affect our ability to effectively provide our products and services.

In addition to those regulations discussed previously that are imposed by the card networks and NACHA, governmental bodies in the United States have adopted, or are considering the adoption of, laws and regulations restricting the use, collection, storage, transfer and disposal of, and requiring safeguarding of, non-public personal information. Our operations are subject to certain provisions of these laws. Relevant federal privacy laws include the Family Educational Rights and Privacy Act of 1974, the Protection of Pupil Rights Amendment and the Gramm-Leach-Bliley Act of 1999, which applies directly to a broad range of financial institutions and indirectly, or in some instances directly, to companies that provide services to financial institutions. The U.S. Children’s Online Privacy Protection Act also regulates the collection of information by operators of websites and other electronic solutions that are directed to children under 13 years of age. These laws and regulations restrict our collection, processing, storage, use and disclosure of personal information, may require us to notify individuals of our privacy practices and provide individuals with certain rights to prevent the use and disclosure of protected information, and mandate certain procedures with respect to safeguarding and proper description of stored information. Certain state laws impose similar privacy obligations as well as obligations to provide notification of security breaches of personal information to affected individuals, state officers, consumer reporting agencies and businesses and governmental agencies. The applicable regulatory framework for privacy issues is evolving and is likely to continue doing so for the foreseeable future, which creates uncertainty. For example, the California Consumer Privacy Act (CCPA) of 2018, which became effective January 1, 2020, imposes more stringent requirements with respect to California data privacy. The CCPA includes provisions that give California residents expanded rights to access and delete certain personal information, opt out of certain personal information sharing, and receive detailed information about how certain personal information is used.

Further, we are obligated, or will be obligated, by our customers, sponsor banks and software integration partners to maintain the confidentiality and security of non-public consumer information that our customers and their end customers share with us. Our contracts may require periodic audits by independent parties regarding our compliance with applicable standards, and may permit our counterparties to audit our compliance with best practices established by regulatory guidelines with respect to confidentiality and security of non-public personal information. Our ability to maintain compliance with these standards and satisfy these audits will affect our ability to attract, grow and maintain business in the future, and any failure to do so could subject us to contractual liability, each of which could have a material effect on our business and results of operations.

If we fail to comply with these laws, regulations or contractual terms, or if we experience security breaches, we could face regulatory enforcement proceedings, suits for breach of contract and monetary liabilities. Additionally, any such failure could harm the relationships and reputation we depend on to retain existing customers and software integration partners and obtain new customers and software integration partners. If federal and state governmental bodies adopt more restrictive privacy laws in the future, our compliance costs could increase, and it could make our due diligence reviews and monitoring regarding the risk of our customers more difficult, complex and expensive. As our business grows, we may also be required to invest in a more substantive and complex compliance management system than the one we currently employ.

United States federal legislation and international laws impose certain obligations on the senders of commercial emails, which could minimize the effectiveness of our platform, and establish financial penalties for non-compliance, which could increase the costs of our business.

The Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establishes certain requirements for commercial email messages and transactional email messages and specifies penalties for the transmission of email messages that are intended to deceive the recipient as to source or content. Among other things, the CAN-SPAM Act, obligates the sender of commercial emails to provide recipients with the ability to "opt-out" of receiving future commercial emails from the sender. In addition, some states have passed laws regulating commercial email practices that are significantly more restrictive and difficult to comply with than the CAN-SPAM Act. If we were found to be in violation of the CAN-SPAM Act, applicable state laws governing email not preempted by the CAN-SPAM Act or foreign laws regulating the distribution of email, whether as a result of violations by our customers or our own acts or omissions, we could be required to pay large penalties, which would adversely affect our financial condition, significantly harm our business, injure our reputation and erode customer trust. The terms of any injunctions, judgments, consent decrees or settlement agreements entered into in connection with enforcement actions or investigations against our company in connection with any of the foregoing laws may also require us to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or could increase our operating costs.

If we fail to comply with the Telephone Consumer Protection Act, or the TCPA, we may face significant damages, which could harm our business, financial condition, results of operations and cash flows.

We utilize and/or intend to utilize telephone calls and text messaging as a means of responding to customer interest, lead generation and our text payment platform. We generate leads from our website by prompting potential customers to provide their phone numbers so that we may contact them in response to their interest in specific vehicles. We also intend to engage and pay third parties to provide us with leads.

The TCPA, as interpreted and implemented by the FCC, imposes significant restrictions on utilization of telephone calls and text messages to residential and mobile telephone numbers as a means of communication, when the prior consent of the person being contacted has not been obtained. Violations of the TCPA may be enforced by the FCC or by individuals through litigation, including class actions and statutory penalties for TCPA violations ranging from $500 to $1,500 per violation, which is often interpreted to mean per phone call.

While we intend to implement processes and procedures to comply with the TCPA, any failure by us or the third parties on which we rely for data to adhere to, or successfully implement, appropriate processes and procedures in response to existing or future regulations could result in legal and monetary liability, fines and penalties, or damage to our reputation in the marketplace, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, any changes to the TCPA or its interpretation that further restrict the way we contact and communicate with our potential customers or generate leads, or any governmental or private enforcement actions related thereto, could adversely affect our ability to attract customers and harm our business, financial condition, results of operations and cash flows.

Risks Related to this Offering and Our Securities

Shares eligible for future sale may have adverse effects on our share price.

Sales of substantial amounts of shares or the perception that such sales could occur may adversely affect the prevailing market price for our shares. We may issue additional shares in subsequent public offerings or private placements to make new investments or for other purposes. Therefore, it may not be possible for existing shareholders to participate in such future share issuances, which may dilute the existing shareholders’ interests in us.

If we fail to comply with the rules and regulations under the Sarbanes-Oxley Act, our operating results, our ability to operate our business and investors’ views of us may be harmed.

Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. As of December 31, 2019, the Company’s Principal Financial and Accounting Officer concluded that, as of the end of such period, the Company’s disclosure controls and procedures were not effective to provide reasonable assurance that information that it is required to disclose in reports that the Company files with the SEC is recorded, processed, summarized, and reported within the time periods specified by the Exchange Act rules and regulations. Our failure to maintain the effectiveness of our internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on our business. We could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the price of our common stock. In addition, our efforts to comply with the rules and regulations under the Sarbanes-Oxley or new or changed laws, regulations, and standards may differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice. Regulatory authorities may investigate transactions disclosed in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and if legal proceedings are initiated against us, it may harm our business.

We do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

We currently intend to retain all of our future earnings to finance the growth and development of our business, and therefore, we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We believe it is likely that our board of directors will continue to conclude, that it is in the best interests of the Company and its shareholders to retain all earnings (if any) for the development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Investors in this offering will experience immediate and substantial dilution in net tangible book value.

The public offering price per unit is substantially higher than the net tangible book value per share of our outstanding shares of common stock. As a result, investors in this offering will incur immediate dilution of $              per share, based on the public offering price of $               per share. Investors in this offering will pay a price per unit that substantially exceeds the book value of our assets after subtracting our liabilities. [To the extent that the warrants sold in this offering are exercised, you will experience further dilution.] See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this offering.

Immediately prior to the consummation of this offering, we expect to have approximately outstanding stock options to purchase our Common Stock with exercise prices that are below the assumed public offering price of our Common Stock. To the extent that these options are exercised, there will be further dilution.

Our common stock has a limited trading market, which could affect your ability to sell shares of our common stock and the price you may receive for our common stock.

Our common stock is currently traded in the over-the-counter market maintained by OTC Markets, Inc. under the symbol “APCX”. However, these markets are an unorganized, inter-dealer, over-the-counter market that provides significantly less liquidity than Nasdaq or other national securities exchanges, there has been only limited trading activity in our common stock, and we have a relatively small public float compared to the number of our shares outstanding. Further, while we intend to apply to list our common stock on the Nasdaq Capital Market, we cannot predict the extent to which investors’ interest in our common stock will provide an active and liquid trading market. If an active trading market for our common stock does not develop or is not sustained following this offering, you may not be able to sell your shares quickly or at the market price. Our ability to raise capital to continue to fund operations by selling shares of our common stock and our ability to acquire other companies or technologies by using shares of our common stock as consideration may also be impaired. This public offering price of our common stock will be determined by negotiations between us and the underwriters and may not be indicative of the market prices of our common stock that will prevail in the trading market.

There can be no assurances that our shares once listed on The Nasdaq Capital Market will not be subject to potential delisting if we do not continue to maintain the listing requirements of The Nasdaq Capital Market.

We intend to apply to list the shares of our common stock on The Nasdaq Capital Market, or Nasdaq, under the symbol “APCX ”. An approval of our listing application by Nasdaq will be subject to, among other things, our fulfilling all of the listing requirements of Nasdaq. In addition, Nasdaq has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing (i.e., being de-listed from Nasdaq), would make it more difficult for shareholders to sell our common stock and more difficult to obtain accurate price quotations on our common stock. This could have an adverse effect on the price of our common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our common stock is not traded on a national securities exchange.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Common Stock is a “penny stock,” which will require brokers trading in our Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Stock;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The proposed reverse stock split could cause our stock price to decline relative to its value before the split and decrease the liquidity of shares of our common stock.

We will effect a 1-for-         reverse stock split of our issued and outstanding common stock immediately following the effectiveness but prior to the closing of this offering. There is no assurance that that the reverse stock split will not cause an actual decline in the value of our outstanding common stock. The liquidity of the shares of our common stock may be affected adversely by the reverse stock split given the reduced number of shares that will be outstanding following the reverse stock split, especially if the market price of our common stock does not increase as a result of the reverse stock split. In addition, the reverse stock split may increase the number of stockholders who own odd lots (less than 100 shares) of our common stock, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

Our executive officers and directors, and their affiliated entities, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Upon consummation of this offering (based on shares outstanding as of       , 2021), our executive officers and directors, together with entities affiliated with such individuals, will beneficially own approximately         % of our Common Stock (approximately    % if the underwriters’ over-allotment option is exercised in full). Accordingly, these stockholders may, as a practical matter, continue to be able to exert substantial control of the Company after this offering. This concentration of ownership could delay or prevent a change in control of the Company.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds will be used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We currently intend to use the net proceeds from this offering to create and expand business operations and launch new product lines, provide competitive compensation to attract and retain talented employees, expand sales and marketing of present and future products, continued research and development and general working capital.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the commercial success of our systems and the costs of our research and development activities, as well as the amount of cash used in our operations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Our officers and directors are entitled to indemnification from us for liabilities under our articles of incorporation, which could be costly to us and may discourage the exercise of stockholder rights.

Our articles of incorporation provide that we possess and may exercise all powers of indemnification of our officers, directors, employees, agents and other persons and our bylaws also require us to indemnify our officers and directors as permitted under the provisions of the Wyoming Revised Statutes (“WRS”). We also have contractual indemnification obligations under our agreements with our directors and officers. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our stockholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit our company and stockholders.

Our bylaws and Wyoming law may discourage, delay or prevent a change of control of our company or changes in our management, which could have the result of depressing the trading price of our common stock.

Certain anti-takeover provisions of Wyoming law could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition arguably could benefit our stockholders.

Though not now, we may be or in the future we may become subject to Wyoming’s control share law. A corporation is subject to Wyoming’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Wyoming, and it does business in Wyoming or through an affiliated corporation. The law focuses on the acquisition of a “controlling interest” which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights is entitled to demand fair value for such stockholder’s shares.

Wyoming’s control share law may have the effect of discouraging takeovers of the corporation.

In addition to the control share law, Wyoming has a business combination law which prohibits certain business combinations between Wyoming corporations and “interested stockholders” for three years after the “interested stockholder” first becomes an “interested stockholder,” unless the corporation’s board of directors approves the combination in advance. For purposes of Wyoming law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Wyoming’s business combination law is to potentially discourage parties interested in taking control of our company from doing so if it cannot obtain the approval of our board of directors.

Various provisions of our bylaws may delay, defer or prevent a tender offer or takeover attempt of us that a stockholder might consider in his or her best interest. Our bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock entitled to vote for the election of directors, and except as provided by Wyoming law, our board of directors shall have the power to adopt, amend or repeal the bylaws by a vote of not less than a majority of our directors. The interests of these stockholders and directors may not be consistent with your interests, and they may make changes to the bylaws that are not in line with your concerns.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Common Stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” “seeks,” “may,” “should,” “could” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this prospectus identify important factors which you should consider in evaluating our forward-looking statements. These risks include, but are not limited to, the following:

●	uncertainty associated with anticipated launch of our text payment platform and other potential advanced payment solutions we intend to launch in the future;

●	substantial investment and costs associated with new potential revenue streams and their corresponding contractual obligations;

●	dependence on third-party channel and referral partners, who comprise a significant portion of our sales force, for gaining new clients;

●	a slowdown or reduction in our sales in due to a reduction in end user demand, unanticipated competition, regulatory issues, or other unexpected circumstances;
●	uncertainty regarding our ability to achieve profitability and positive cash flow through the commercialization of the products we offer or intend to offer in the future;

●	dependence on third-party payment processors to facilitate our merchant services capabilities;

●	delay in or failure to obtain regulatory approval of our text payment system or any future products in additional countries;

●	our ability to operate our business while timely making payments pursuant to our loan agreements;

●	our need to raise additional financing to fund daily operations and successfully grow our Company;

●	our ability to retain and recruit appropriate employees, in particular a productive sales force;

●	current and future laws and regulations;

●	general economic uncertainty associated with the COVID-19 pandemic;

●	the adverse effects of COVID-19, and its unpredictable duration, in regions where we have customers, employees and distributors;

●	the adverse effects of COVID-19 on processing volumes resulting from (a) limitations on in-person access to our merchants’ businesses or (b) the unwillingness of customers to visit our merchants’ businesses;

●	the possibility that the economic impact of COVID-19 will lead to changes in how consumers make purchases and we are unable to monetize such changes;

●	the possibility that the economic impact of COVID-19, and its associated high unemployment rate, will lead to less consumer spending thus resulting in loss of revenues;

●	the possibility that the economic impact of COVID-19, will result in our merchants’ businesses failing to reopen once restrictions are further eased; and

●	the other factors described in “Risk Factors.”

You should read this prospectus (as it may be supplemented or amended) and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Because the risk factors referred to above, as well as the Risk Factors beginning on page 11 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus and in the documents incorporated by reference in this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT THERE MAY BE OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

EXPLANATORY NOTE REGARDING REVERSE STOCK SPLIT

We will effect a reverse stock split of our common stock at a ratio of 1-for-      following the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering. No fractional shares will be issued in connection with the reverse stock split and all such fractional interests will be rounded up to the nearest whole number of shares of common stock. The conversion or exercise prices of our issued and outstanding convertible securities, stock options and warrants will be adjusted accordingly. All information presented in this prospectus other than in our financial statements and the notes thereto assumes a 1-for-       reverse stock split of our outstanding shares of common stock, and unless otherwise indicated, all such amounts and corresponding conversion price or exercise price data set forth in this prospectus have been adjusted to give effect to such assumed reverse stock split.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $        million from the sale of the shares of common stock offered in this offering, or approximately $        million if the underwriters exercise their over-allotment option in full, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently anticipate an approximate allocation of to use the net proceeds from this offering, together with our existing cash as follows :

Digital Banking & Payment Acceptance Business Expansion (Including Partnership, Licensing and Development costs)	$
Telehealth and Remote Patient Monitoring Business Expansion	$
Research and Development	$
Sales and Marketing	$
Payment of Underwriting and Placement commissions as well as offering expenses	$
Working Capital, Accrued Salaries and Operating Expenses	$

We may change the amount of net proceeds to be used specifically for any of the foregoing purposes. The amounts and timing of our actual expenditures will depend upon numerous factors, including our sales and marketing and commercialization efforts, demand for our products, our operating costs and the other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from this offering. Pending any use, as described above, we intend to invest the net proceeds in high-quality, short-term, interest-bearing securities.

Although we may use a portion of the net proceeds of this offering for the acquisition or licensing, as the case may be, of additional technologies, other assets or businesses, or for other strategic investments or opportunities, we have no current understandings, agreements or commitments to do so beyond the itemized expansion costs listed above.

MARKET FOR OUR COMMON STOCK

Prior to this offering, shares of our common stock were quoted on the OTC Markets under the symbol “APCX.” Although our shares have been quoted on the OTC Markets since 2010, because trading on the OTC Markets has been infrequent and limited in volume, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in a more liquid market. As of February 12, 2021, there were approximately 368 record holders of our common stock and an estimated 1236 beneficial holders of our common stock.

Trading activity for our common stock can be found at www.otcmarkets.com.

We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “APCX.” However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriters” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business, and therefore do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend on, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2020:

●	on an actual basis; and
●	on an as-adjusted basis to reflect the issuance and sale by us of shares of our common stock in this offering at the assumed public offering price of $ per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the receipt by us of the proceeds of such sale.

You should read this information together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2020
	Actual	As Adjusted
	(unaudited)	(unaudited)

Cash and cash equivalents	$46,316	$
Long-term debt, net	$238,174	$
Stockholders’ equity:
Common stock, $0.001 par value; 1,000,000,000 shares authorized, 88,724,075 shares issued and outstanding (actual); _______ shares issued and outstanding (as adjusted)	87,822
Additional paid-in capital	35,870,457
Non-controlling interest in subsidiary
Accumulated deficit	(43,658,819)
Total shareholders’ equity	(7,700,540)
Total capitalization	$357,199	$

After giving effect to the planned reverse stock split of our common stock at a ratio of 1-for-          , the number of shares of common stock to be outstanding after this offering is based on shares of common stock outstanding at             , 2021, and excludes the following:

●	the exercise of outstanding stock options under our stock option plan at a weighted average exercise price of $ per share; and
●	shares available for grant under our stock option plan.

Unless otherwise indicated, all information in this prospectus reflects or assumes:

●	no exercise by the underwriters of their option to purchase up to additional shares of common stock in this offering.

(See “Prospectus Summary—The Offering” above for information on shares of common stock, options and warrants as of September 30, 2020.)

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

As of September 30, 2020, our historical net tangible book value (deficit) was $ (7.7) million, or $ (          ) per share of our common stock. Net tangible book value (deficit) per share represents our total tangible assets (total assets less intangible assets) less total liabilities and convertible preferred stock, divided by the total number of our outstanding shares of common stock as of September 30, 2020.

After giving effect to the sale and issuance of              shares of common stock in this offering, at the assumed initial public offering price of $             per share, the most recent reported sale price of our common stock on                   , 2021, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2020 would have been approximately $             million, or $             per share of our common stock. This represents an immediate increase in net tangible book value of approximately $             per share to our existing stockholders and an immediate dilution of $             per share to new investors.

Dilution per share to investors participating in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors participating in this offering. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed public offering price per share
Historical net tangible book value per share as of September 30, 2020

Net tangible book value per share as of September 30, 2020, before giving effect to this offering
Increase in net tangible book value per share attributable to investors participating in this offering

As adjusted net tangible book value per share immediately after this offering

Dilution in as adjusted net tangible book value per share to new investors participating in this offering

The dilution information discussed above is illustrative and will change based on the actual public offering price and other terms of this offering determined at pricing. If the underwriters exercise their option to purchase additional shares in full, our as adjusted net tangible book value per share after this offering would be approximately $             per share, and the dilution in as adjusted net tangible book value per share to new investors participating in this offering would be $             per share.

An increase (decrease) in the assumed initial public offering price of $             per share, would increase (decrease) the as adjusted net tangible book value by $             per share and the dilution to investors participating in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

Similarly, each increase (decrease) of one million shares in the number of shares offered by us in this offering would increase (decrease) the as adjusted net tangible book value by $             per share and the dilution to investors participating in this offering by $             per share, assuming the assumed initial public offering price of $             per share, remains the same, assuming the number of shares sold in the concurrent private placements are decreased (increased) accordingly and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes, on an as adjusted basis as of September 30, 2020, the differences between the number of shares of common stock purchased from us, the total cash consideration and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the assumed initial public offering price of $             per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares of common stock in this offering will pay an average price per share substantially higher than our existing investors paid.

	SHARES			TOTAL			AVERAGE
	PURCHASED			CONSIDERATION			PRICE PER
	NUMBER	PERCENT		AMOUNT	PERCENT		SHARE
Existing stockholders			%	$		%	$

New investors participating in this offering

Total		100%			$100%

If the underwriters exercise their option to purchase additional shares in full, the number of shares of common stock held by existing stockholders will be reduced to    % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to     % of the total number of shares of common stock to be outstanding after this offering.

After giving effect to the planned reverse stock split of our common stock at a ratio of 1-for-       , the number of shares of common stock to be outstanding after this offering is based on shares of common stock outstanding at             , 2021, and excludes the following:

●	the exercise of outstanding stock options under our stock option plan at a a weighted average exercise price of $ per share; and
●	shares available for grant under our stock option plan.

Unless otherwise indicated, all information in this prospectus reflects or assumes:

●	no exercise by the underwriters of their option to purchase up to additional shares of common stock in this offering.

To the extent that outstanding options are exercised or shares are issued under our equity incentive plans, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED FINANCIAL INFORMATION

The statements of operations data for the years ended December 31, 2018 and 2019 and the balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2019 and 2020 and the balance sheet data as of September 30, 2020 have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in the future for a full year or any interim period.

Statements of Operations Data

	For the nine-months ended September 30, 2020 (unaudited)	For the year ended December 31, 2019 (audited)
Revenue	$241,000	$256,000
Gross Profit (Loss)	$138,000	$155,000
Loss from Operations	$(2,694,000)	$(948,000)
Other Income (Loss)	$(205,000)	$(395,000)
Net Income (Loss)	$(2,898,000)	$(1,343,000)
Net Income (Loss) per basic share	$(0.03)	$(0.02)
Net Income (Loss) per Diluted Share

The net income (loss) per basic and diluted share data does not reflect the proposed reverse stock split at a ratio of 1-for-       .

Balance Sheet Data

	As of September 30, 2020 (unaudited)	As of December 31, 2019 (audited)
Current Assets	$85,000	$85,000
Total Assets	$357,000	$85,000
Total Liabilities	$8,058,000	$7,530,000
Total Stockholders’ Equity	$(7,701,000)	$(7,445,000)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Financial Information” section of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. You should read the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. All share and per share amounts presented herein have been restated to reflect the implementation of the 1-for-        reverse stock split as if it had occurred at the beginning of the earliest period presented, except for amounts presented in the financial statements and related notes included elsewhere in this prospectus.

Overview

We intend to simplify and streamline the digital financial services for corporations, SMEs and consumers through innovative payment processing and digital banking technologies that complement our core merchant services capabilities. Our company’s merchant services provide financial processing for businesses to accept cashless and/or contactless payments, such as credit cards, ACH, wireless payments, and more. Our patented, exclusively licensed and/or proprietary merchant services software offers or will offer integrated solutions for frictionless digital and mobile payment acceptance; we are supplementing these capabilities with licensed software that solves for multi-use case, multi-channel, API-driven, account-based issuer processing for card, digital tokens, and payment transfer transactions. Our innovative and scalable business model allows for expansive white labeling, SaaS, and embedded payment solutions that will drive the digital transformation of financial services and generate diverse revenue streams for our company.

Effects of the COVID-19 Pandemic

The unprecedented and adverse effects of COVID-19, and its unpredictable duration, in the regions where we have merchants, employees and consumers has an adverse effect on our processing volume and may in the future have a material adverse effect on our liquidity and financial condition.

Results of Operations

This section includes a summary of our historical results of operations, followed by detailed comparisons of our results for (i) the nine months ended September 30, 2020 and 2019 and (ii) the years ended December 31, 2019 and 2018. We have derived this data from our interim and annual consolidated financial statements included elsewhere in this prospectus.

Our Revenue and Expenses

Revenues

We devise our revenues by providing financial processing services to businesses.

Expenses

Cost of Revenue. Cost of revenue includes costs directly attributable to processing and other services the company provides. These also include related costs such as residual payments to our business development partners, which are based on a percentage of the net revenue generated from client referrals.

General and administrative. General and administrative expenses include professional services, rent and utilities, and other operating costs.

Research and development. Research and development costs include costs of acquiring patents and other unproven technologies, contractor fees and other costs associated with the development of the SMS short code texting platform, contract and outside services.

Interest expense, net. Our interest expense consists of interest on our outstanding indebtedness and amortization of debt issuance costs.

Key Operating Metrics

We evaluate our performance through key operating metrics, including:

●	The dollar volume of payments our clients process through us (payment volume); and

●	Period to period merchant payment volume attrition

Our payment volume for the years ended December 31, 2019 and 2018 was $103,389,512 and $107,566,481, respectively. This represents a period-to-period growth rate of minus 4%. Payment volume reflects the addition of new clients and the same client payment volume from existing clients, offset by client attrition during the period.

Our merchant payment volume attrition for the years ended December 31, 2019 and 2018 was $1,409,757 (1.37%) and $2,553,953 (2.44%), respectively. This represents a period-to-period attrition decrease of 55%.

We measure period to period merchant payment volume attrition for all clients that were processing with us for the same period in the prior period. We exclude from our calculations the merchant payment volume from new clients added during the period. We experience attrition in payment volume as a result of several factors, including business closures and transfers of client’s accounts to our competitors.

We have one merchant customer, American Residential Warranty Services, that represented approximately 39% of our total revenues in the year ended December 31, 2019 and approximately 35% in the year ended December 31, 2018. The terms of our agreement with this entity are industry standard for ACH processing for similar merchants. We do not have a long-term contract with this customer, and the loss of their business would have a material adverse effect on our business.

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019

The Nine Months Ended September 30, 2020

Compared to the Nine Months Ended September 30, 2019

The following table presents our historical results of operations for the periods indicated:

	Nine Months Ended September 30
(in thousands)	2020	2019
Revenue	$241.3	$190.4
Cost of revenue	103.7	75.1
Gross profit	137.6	115.3

Operating expenses
General and administrative	2,781.9	743.2
Research and development	49.2	62.4
Total operating expenses	2,831.1	805.6
Loss from operations	(2,693.5)	(690.3)

Other expenses
Forgiveness of debt	9.0
Interest expense, net	(213.9)	(217.7)
Total other expenses	(204.9)	(217.7)
Loss before income taxes	(2,898.4)	(908.0)

Provision for income taxes	—	—
Net Loss	$(2,898.4)	$(908.0)

Revenue

Revenue increased to $241,367 from $190,411, or 27%, for the nine months ended September 30, 2020 from the nine months ended September 30, 2019. This increase was principally driven by a decrease in processing fees assessed to the Company.

Cost of Revenue

Cost of revenue increased to $103,721 from $75,099, or 38%, for the nine months ended September 30, 2020 from the nine months ended September 30, 2019. This increase was driven primarily by increased residual payouts from increased revenue.

General and Administrative Expenses

General and administrative expenses increased to $2,781,912 from $743,210 for nine months ended September 30, 2020 from the nine months ended September 30, 2019, the increase was primarily driven by stock-based compensation due to several significant consulting agreements for marketing and professional related services.

Research and Development Expenses

Research and development expenses decreased to $49,250 from $62,350 for the nine months ended September 30, 2020 from the nine months ended September 30, 2019. This decrease was primarily due to various insignificant factors.

Interest Expense, net

Interest expense, net decreased to $213,890 from $217,722 for the nine months ended September 30, 2020 from the nine months ended September 30, 2019. The decrease was primarily due to various insignificant factors.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Years Ended December 31, 2019

Compared to Years Ended December 31, 2018

The following table presents our historical results of operations for the periods indicated:

	Year ended December 31		Change
(in thousands)	2019	2018	Amount	%

Revenue	$256.1	$253.8	$2.3	1%

Cost of revenue	101.6	108.4	(6.8)	(6%)
Gross profit	154.5	145.4	9.1	6%

Operating expenses
General and administrative	1,020.9	1,912.2	(891.3)	(47%)
Research and development	82.0	279.7	197.7	(71%)
Total operating expenses	1,102.9	2,191.9	(1,089.0)	(50%)

Income (loss) from operations	(948.4)	(2,046.5)	(1,098.1)	(54%)

Other expenses
Other Expenses	106.0	—	106.0	100%)
Interest expense, net	288.8	464.6	(175.8)	(38%)
Total other expenses	394.8	464.6	(69.8)	(15%)

Income (loss) before income taxes	(1,343.2)	(2,511.1)	(1,167.9)	(47%)

Provision for income taxes

Net income (loss)	$(1,343.2)	$(2,511.1)	$(1,167.9)	(47%)

Revenue

Revenue increased to $256,138 from $253,785, or 1%, for the year ended December 31, 2019 from the year ended December 31, 2018. This increase was principally driven by various insignificant factors.

Cost of Revenue

Cost of revenue decreased to $101,638 from $108,389, or 6%, for the year ended December 31, 2019 from the year ended December 31, 2018. This decrease was driven primarily by a significant decrease in merchant fees due to a change in our primary processing partner.

General and Administrative Expenses

General and administrative expenses decreased to $1,020,869 from $1,912,218, or 47%, for the year ended December 31, 2019 from the year ended December 31, 2018. This decrease was primarily driven by elimination of some one-time stock compensation expense due to the expiration of a significant consulting agreement.

Research and Development Expenses

Research and development expenses decreased to $82,057 from $279,685, or 71%, for the year ended December 31, 2019 from the year ended December 31, 2018. This decrease was primarily due to the decrease in development costs resulting from service agreements related to the development of our software platforms.

Interest Expense, net

Interest expense, net decreased to $288,784 from $464,616, or 38%, for the year ended December 31, 2019 from the year ended December 31, 2018. This decrease was primarily driven by the elimination of one-time interest charges for the amortization of the debt discount on new related party notes payable and refinancing charges on other notes payable.

Liquidity and Capital Resources

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019

Cash Flows

The following table presents a summary of cash flows from operating, investing and financing activities for the following comparative periods.

	Nine Months Ended September 30,
	2020	2019

Net cash used in operating activities	$(303,235)	$(593,236)
Net cash provided by (used in) investing activities	$23,411	$(50,000)
Net cash provided by financing activities	$301,981	$735,500

Cash Flow from Operating Activities

Net cash used in operating activities decreased by $290,001 for the nine months ended September 30, 2020 from the nine months ended September 30, 2019. This increase was principally driven an increase in accounts payable.

Cash Flow from Investing Activities

Net cash provided by investing activities increased by $73,411 for the nine months ended September 30, 2020 from the nine months ended September 30, 2019. This increase was principally driven by a refund of a deposit.

Cash Flow from Financing Activities

Net cash provided by financing activities decreased by $433,519 for the nine months ended September 30, 2020 from nine the months ended September 30, 2019. This decrease was principally driven by decreased proceeds from the sale of common stock and decreased proceeds from the sale of repurchase options.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Cash Flows

The following table presents a summary of cash flows from operating, investing and financing activities for the following comparative periods.

Year Ended December 31, 2019 and 2018

	Year Ended December 31,
	2019	2018

Net cash used in operating activities	$(760,544)	$(192,801)
Net cash used in investing activities	$(25,000)	$(5,948)
Net cash provided by financing activities	$808,319	$173,847

Cash Flow from Operating Activities

Net cash used in operating activities increased by $567,743 for the year ended December 31, 2019 from the year ended December 31, 2018. This increase was principally driven by a decrease in equity-based compensation from a significant consulting agreement in addition to the increase in consulting and professional fees associated with our growth objectives.

Cash Flow from Investing Activities

Net cash used in investing activities increased by $19,052 for the year ended December 31, 2019 from the year ended December 31, 2018. This increase was principally driven by a deposit placed in escrow, which was later agreed to be refunded.

Cash Flow from Financing Activities

Net cash provided by financing activities increased by $634,472 for the year ended December 31, 2019 from the year ended December 31, 2018. This increase was principally driven by increased proceeds from assigning our rights to stock repurchase option agreements to a third parties.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates including those related to revenue recognition, goodwill and intangible assets, derivative financial instruments, and equity-based compensation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that we consider the most critical to understanding our financial condition and results of operations. The accounting policies we believe to be most critical to understanding our financial condition and results of operations are discussed below. As of September 30, 2020, there have been no significant changes to our critical accounting estimates, except as described in Note 2 to our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established to facilitate off-balance sheet arrangements (as that term is defined in Item 303(a)(4)(ii) of Regulation S-K) or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance.

BUSINESS

Overview

We intend to simplify and streamline digital financial services for corporations, SMBs and consumers through innovative payment processing and digital banking technologies that complement our core merchant services capabilities. Our company’s merchant services provide financial processing for businesses to accept cashless and/or contactless payments, such as credit cards, ACH, wireless payments, and more. Our patented, exclusively licensed and/or proprietary merchant services software offers or will offer integrated solutions for frictionless digital and mobile payment acceptance; we are supplementing these capabilities with licensed software that solves for multi-use case, multi-channel, API-driven, account-based issuer processing for card, digital tokens, and payment transfer transactions. Our innovative and scalable business model allows for expansive white labeling, SaaS, and embedded payment solutions that will drive the digital transformation of financial services and generate diverse revenue streams for our company.

We believe the financial services industry is going through a period of intensive change driven by the advancement of technology, the adaption to societal changes and the rapid rise of contactless transactions. End-users are beginning to expect ease of use and an enhanced user experience in all of their daily financial transactions. In this rapidly evolving digital marketplace merchants have broad and frequently changing requirements for payment processing. Our flexible and configurable technologies enable us to provide solutions that meet each merchant’s current needs while providing scope to solve for their future development plans and opportunities. By taking a holistic view of all aspects of our clients’ business, including risk, volume, user experience, integration capabilities and technical needs, we are able to create optimal and extensible processing solutions. Merchants are now concerned with achieving added-value and no longer make payment partner decisions solely on lowest processing prices. While we are able to offer extremely competitive pricing, we believe the value we create for merchants, SMEs and regional banking institutions through our technology, services and consultative approach will create true differentiation from our competitors. As we shift our focus technological advancement, we will continue to aggressively seek new merchants.

Through exclusive licensing and partnership agreements, we believe we will become leaders in the processing technology industry by supporting digital, tokenized, multi-channel, embedded API-driven transactions. We will augment this position through the integration of our merchant services and secure text payment solution with extensive digital account-based and multi-channel issuer payment processing capabilities. This will enable us to provide our merchant customers an end-to-end payment acceptance and digital banking solution and will power straight-through processing and embedded payments opportunities in the B2B space.

A key to the company’s success and market penetration relies on the continued development of enterprise-grade, patent protected software for SMS text payments via a mobile device. Our patented technology manages text messaging for processing payments notification, response, authentication, marketing, advertising, information queries and reports. Our software platforms will extend merchants’ marketplace creating new avenues and channels to request and receive frictionless, digital payments and engage end-users utilizing a familiar, convenient and widely adopted technology.

Once an account is established through our multi-currency digital wallet, internet connectivity or a specific application are not required to process payments between merchants and end-users. These features will be particularly beneficial for the unbanked and underbanked individuals in developing and emerging markets where access to internet on a mobile device and modern banking institutions may not be readily available.

We believe our technologies will greatly increase the adoption of mobile payments and alternate banking solutions in a sector that appears to have little alternative but to adapt and migrate towards new technologies that facilitate convenient and safe contactless payments. To survive and succeed in this environment, businesses may need to adopt new technologies to engage, communicate and process payments with their customers. We believe that by embracing technological advancement in the payment and banking industries we are aligned in the precise direction that our current and prospective customer base is trending towards, and we intend for our current and future products to be at the forefront in providing solutions that enable and facilitate these anticipated changes.

We are also expanding upon our financial technology foundation into the telehealth and remote patient monitoring sectors in response to cultural shifts and new healthcare demands of society. We have identified a need for the integration of payment acceptance technologies into the burgeoning telehealth sector. We believe this sector’s focus is on providing health-related telecommunications but how fees and payments for these services are requested and accepted is being overlooked. We intend to fill this identified shortfall by developing technologies and payment-related services to aid companies providing telehealth solutions. Through a strategic partnership, help bring to market personal emergency response and remote patient monitoring services and equipment help ensure the safety of the elderly and injured or sick patients while providing peace of mind to family members, care givers and retirement communities. These solutions increase patient’s access to comprehensive care options and allow medical teams to intervene in a timely manner to avoid more serious health concerns. By providing financial and administrative services we will have the opportunity to receive substantial revenue share from recurring revenue billed through Medicare with the potential for substantial growth and substantial profit margins.

We are an OTC Markets traded corporation headquartered in Carlsbad, CA. Our stock trades under the symbol “APCX.” We were founded in 1998 as Health Express USA, Inc. Our business went through name changes in 2005 (CSI Business, Inc.), 2006 (Natural Nutrition Inc.) and 2009 (AppTech Corp.) In 2013, we merged with Transcendent One, Inc., whereby Transcendent One, Inc. and its management took controlling ownership of the Company. From this point forward, we have operated as a merchant services provider, continuing the business conducted by Transcendent One, Inc. In 2017, we acquired certain assets from GlobalTel Media, Inc., or GTM, which included patented, enterprise-grade software for advanced text messaging. In addition to the software and associated databases, the acquisition included four patents and additional intellectual property for mobile payments and advanced MFA security protocols.

Industry Background

The financial technology and transaction processing industries are an integral part of today’s worldwide financial structure. The electronic payments industry is massive, with growth fueled by powerful long-term trends that continue to increase the acceptance and use of electronic payments compared to paper-based payments. According to The Nilson Report, purchase volume on credit, debit and prepaid cards in the United States was approximately $6.1 trillion in 2018 and is estimated to reach nearly $10.4 trillion by 2027, a compound annual growth rate, or CAGR, of 6.1%.

The payment processing industry continues to evolve rapidly, based on the application of new technology and changing customer needs. Changes in technology allow for new payment methods, such as mobile payments, and merchants increasingly need new methods of interacting with their customers to ensure loyalty and repeat business. As consumers continue to integrate mobile devices into their lives, there will be increased demand to conduct business on these devices. According to Businesswire, the global mobile payment market was valued at $1449.56 billion in 2020 and is expected to reach over $5399.6 billion in 2026 with growth at a CAGR of 24.5% over the forecast period (2021 - 2026).

GSMA Intelligence reported in 2019 that globally, there are more than 9.2 billion mobile connections and 5.1 billion mobile subscribers with text messaging capabilities. Statista asserted that just over 3.9 billion of these devices have access to mobile internet.

According to 2019 PEW Research Report, even though consumers remain somewhat skeptical of newer financial technologies growth in the mobile payment sector persists. Consumers’ age and the technologies’ reliance on traditional financial systems may explain lack of mobile payment adoption. As businesses adopt mobile payment solutions in response to user demand, they need to better educate their customers on the security of mobile payments. According to creditcards.com, consumers need to recognize that mobile payment methods offered by major providers are more secure than physical cards and cash because mobile wallets use methods such as encryption and tokenization to mask payment card account numbers as you enter them and when you pay. Nonetheless, consumer satisfaction is high with mobile payments. In fact, Accenture reports that most mobile payments users are satisfied—76% are happy using mobile banking apps to make payments.

Telehealth uses information and communication technology to overcome distance barriers and improve access to healthcare. According to Fortune Business Insights, the global telehealth market size was valued at $61.40 billion in 2019 and is projected to reach $559.52 billion by 2027, exhibiting a CAGR of 25.2% during the forecast period. Reports and Data reported the remote patient monitoring market is forecast to reach $2.14 billion by 2027 with a CAGR of 14.1%.

Our Competitive Strengths

We believe our adaptable technology and holistic product offering differentiate ourselves from our competitors. Our products, many of which have the ability to be launched in a matter of months, help to eliminate much of our sector’s reliance on legacy payment rails and financial systems. By not being restricted by antiquated foundational technology the applicability and frictionless of our products will have the ability to have an immediate impact on digital financial services industry. Further, while technologically advanced, the products will be comfortable to end-users allowing for a seamless adoption.

The patent protection to some of our products is also not commonplace within the fintech industry. This protection prevents competitors from trying to replicate our products in order to carve away at our anticipated market share. Therefore, backing our text payment and lead generation products with patents strengthens the viability of such products by limiting direct competition.

Our patent protected text payment system’s anticipated capabilities also set us apart. By creating a product that permits mobile payments without the need to for a data plan, internet or an application, we will have the unique ability to target unbanked and underbanked individuals primarily in developing or emerging markets. Integrating consumers that are not traditionally included in the payment space will allow us to have a larger potential market than many of our competitors.

The features and capabilities of products we intend to bring to market allow for agile transaction processing which supports API-driven, multi-channel and secure products. The ability for such products to be embedded into other technologies while supporting multi-currency transactions set our anticipated suite of products apart from established fintech companies.

Our Growth Strategy

We intend to grow through levering our existing IP, partnering with strategic partners that have unique technology that complements the core businesses of the company as well as through selective acquisition. From traditional merchant accounts to customizable inbound and outbound payment solutions, we intend to modernize and enhance the payment processing and digital banking capabilities for businesses throughout the world. Our business objective is to generate revenues based on licensing fees, synergistic product lines, processing fees, SaaS distribution and continual advancement of our IP portfolio.

Our target market is SMBs seeking to broaden their distribution through the addition of digital payment channels, SMBs looking to create competitive advantage by advancing their integration and streamlining of their payment processing services and financial institutions looking to enhance their customer’s user experience through the development of innovative and user centric multi-channel, multi-currency, digital financial products. We intend to utilize a white-label SaaS delivery model, which will allow for service fees, revenue sharing and back-end processing fees. Further, by offering SMBs a full array of lead generation services, merchant services processing and digital banking technologies, we will allow them to better interact with their customers and provide additional, dynamic means of processing both inbound and outbound payments. SMBs generally lack the resources of large enterprises to invest heavily in technology. As a result, they are more dependent on service providers, such as us, to handle critical functions including payment acceptance and other support services and are likely to be early adopters of new services that will further increase their efficiency and drive growth.

Businesses’ financial technology needs are increasingly complex. As electronic and mobile commerce continues to grow, businesses have no alternative but to use technology to better reach their customers. We believe by delivering novel, adaptive products meet their financial services needs it will result in rapid market penetration for our anticipated products launches.

While leveraging new technology is vital to our growth plan, it is equally important that technology is relevant and seamlessly fits into and benefits our end-user’s everyday life. Consumers are sometimes reluctant to alter their typical routines, especially when it relates to financial services. The anticipated launch of our text payment system and broader digital banking and payments solutions will meet both these needs. We will offer payment acceptance technologies that do not rely on legacy payment rails while allowing the end-user to transact frictionless and secure payments with the comfort of text messaging. Once properly developed and rolled out, we anticipate rapid adoption.

We seek to grow our business by pursuing the following strategies:

●	Increasing our customer base by offering unique, and compelling patent protected technology solutions;
●	Driving growth in our merchant services business through new and flexible technologies, including our secure text payment system, that will enable our customers to adapt to a rapidly changing marketplace;
●	Rolling-out our API-driven, account-based, issuer processing solution for card, digital token, and payment transfer transactions that will enable us to target multi-currency and multi-channel digital banking and embedded B2B payment opportunities;
●	Engaging end-users via lead generation and text marketing services to enable businesses to better communicate with their customers and integrate our full suite of products;
●	Maintaining technological leadership by continuing to innovate and improve our technology;
●	Pursuing strategic acquisitions or partnerships to complement and bolster our suite of fintech products;
●	Creating cross-selling synergies through white labeling or SaaS distribution enabling us to provide a holistic suite of products and services to merchants, banking institutions and SMEs;
●	Utilizing a scalable business model to eliminate certain barriers to rapid growth; and
●	Expanding into the telehealth sector by offering advanced remote patient monitoring technologies.

Vital to our future success is the market penetration of our current and future products. Our market penetration strategy includes four elements: (1) royalty-free licenses; (2) engaging close industry contacts; (3) utilizing potential market share shifting IP; and (4) illustrating the need for our fintech products in fintech amongst our target industry segments.

At the outset, to gain a foothold, we plan to offer royalty-free licenses for our text messaging and complimentary payment solutions in exchange for the processing the related payments. By incentivizing potential clients with free access to advanced, patented technology, we will give clients the ability to bolster and enhance their fintech capabilities, while creating revenue streams for our full suite of products.

With years of fintech experience, management believes we can leverage our industry contacts and past clients in order to gain valuable contracts with businesses. Engaging individuals with the ability to integrate our products may prove invaluable. Further, through our channel partnerships, we have an expansive network of potential clients to integrate our technology into their payment processing needs.

Management believes there are substantial opportunities in emerging and developing markets for our anticipated products. Our mobile payment and digital banking solutions offer innovative avenues to unbanked and underbanked communities to transact and provide remittances. Further, since internet connectivity is not required for our text payment solution, individuals with limited internet access will still be able transact. These two factors have the ability to open our products to markets with immense growth potential.

Companies are regularly attempting to identify ways to stay in contact with their customers and create new payment channels. Our products do precisely this. When customers sign up for our secure text payment system, clients will have the ability to integrate a text messaging waiver into the registration process. This allows for clients to have fresh, opted-in contact information which can be paired with our text messaging services for notification, response, authentication, marketing, advertising, information queries and reports. It is our intent to market these identifiable benefits to companies in order to illustrate the advantages of partnering with us. Specific industries that could utilize our secure text payment system are pharmacies, collection agencies, charitable and religious organizations, utility companies, property management companies and any business that relies upon recurring business.

Our partnership with NEC Payments’ internationally experienced and proven team of subject matter experts will enable our management to focus resources on delivering growth using the strategies described above with full confidence that the business is being powered by innovative technology IP running on robust, secure and scalable highly-available cloud infrastructure.

Management believes our partnership with Silver Alert Services, LLC is the initial foothold for our expansion in the telehealth sector. Our strategic partnership providing financial services in support of their remote patient monitoring devices has the opportunity to create substantial revenue. However, with the emergence of new telehealth platforms and the rapid shift towards e-visits, many of which require private payer model, we believe our payment acceptance technology, specifically our embedded capabilities will have widespread application in the sector.

Our Products and Services

Merchant Services

Our core historical business is merchant transaction services. We create revenue by processing payments for credit and debit cards via POS (point of sale) equipment, e-commerce gateways, periodic ACH (automatic clearing house) payments and gift & loyalty programs. We currently support over 100 merchants representing dozens of market verticals in managing their financial transactions.

Each merchant has unique requirements for payment processing. As a result, we have a variety of processing partners to meet each merchant’s requirements. In addition to these needs, we take into consideration certain aspects of each business in choosing the optimal processing partner including risk, volume, customer service, integration capabilities, product features and profitability.

Our processing partners include Total Systems Services (“TSYS”)/Global Payments., JetPay an NCR Payment Solutions Company, Harbortouch Payments a Shift4 Company, Cynergy Data/Priority Payments Systems Group, Novera/WorldPay and High Risk Holdings, LLC, with each providing products and services that meet each of our merchants’ needs. Currently, our partners manage our backend payment processing needs in addition to managing risk and compliance on our behalf. Through the implementation of our proprietary payment processing protocols as we grow our customer base, we will manage the risk and compliance ourselves, which will increase our margins on each transaction processed.

Using our proprietary software, together with our partnerships, we are able to offer our merchants efficient online onboarding through our website development and hosting services, payment integration APIs including data encryption, payment tokenization and issuing banking authorization, and the creation of white-label, merchant-specific mobile applications. As we move forward with our secure text payment system and other products, we intend to enter new partnership agreements to align with our plans to integrate advanced processing capabilities, permitting the global expansion of our secure text payments.

Text Payment System

We are developing a comprehensive and broad mobile payment platform which, once an account is established, relies solely on SMS text messaging. By integrating our payment processing with text messaging and a digital wallet, we intend to offer the mobile payment industry’s first and only patent protected text payment system. The integration of direct, reliable, instant, and familiar text messaging with secure payments is how we believe we bridge the gap between fintech and mobile wireless systems.

Anticipated features of our secure mobile payments include:

●	Utilization of standard SMS (Short Message Services) text messaging;

●	A payment platform that does not require mobile internet, a data plan or a mobile application;

●	A secure text payment protocol that can be used on all traditional and smart cellular phones on all major global carriers without any additions or modifications to the mobile user wireless plan; and

●	Simple authentication of the end-user.

Our secure text payment system will a simple, three-step SMS text process utilizing a digital wallet, necessary to verify payee and payor identification, account numbers and fund availability for preregistered users. Payment may be engaged by the mobile user messaging a set of keywords to an established short code managed by us, or a merchant can contact an opted-in mobile user inquiring whether they desire to make a payment. The registered user will authorize the amount and company in which they intend to remit payment.

Within the text payment platform there are three distinct services that are used. These include: (1) our patented text messaging platform, (2) a digital wallet and (3) payment processing. Depending on the needs of the merchant, we may provide all three services or only license our text messaging platform to a business that utilizes their own/third-party digital wallet and alternate payment processors. Through licensing agreements, we possess powerful application programming interfaces (APIs) to allow licensees to develop their own, white-labeled software applications. This flexible approach allows for an opportunity for greater market penetration.

Our text payment system will be used by businesses seeking to maintain contact with customers and find new ways to receive payments. A utility company could contact a customer via text message informing them their bill is due, then ask if they would like to pay their bill by a few simple text messages, a church could contact their parishioners asking to contribute their weekly tithe companies will create simplistic ways to update, inform and process transactions with brand loyalists.

Our text payment system is still in development. Continued development including integration, testing and certification are still needed in order to be marketable. Management believes the text payment system will be launched in third quarter of 2021.

We believe this simple payment process has widespread application and adoption by mobile users because it utilizes a technology many end users are comfortable with and use daily. The process is quick and user-friendly allowing businesses to simply expand their payment receiving capabilities. Management believes no other product exists that provides verification of accounts and funds, authentication of user identity, and the authorization of payment processing in the same fashion as our anticipated product.

The following is a visual depiction of the text payment system:

Lead Generation

The lead generation industry has relied on thousands of “cold calls” that were rarely answered. According to the Mobile Marketing Association, the only wireless technology that is opened 98% of the time is SMS text message. As a supplement to our merchant services business, we offer a patent protected SMS text messaging lead generation service for advertising, marketing and alerting our merchants’ customers directly.

Using the merchant’s own opted-in mobile number database, our lead generation service can regularly offer the merchants’ customers with the latest in the merchant’s products and services, promotions, discounts, appointment scheduling as well as payment reminders, which can then be purchased via our text payments solution should merchants choose to utilize this service.

Soliciting consumers requires added incentive and, as a solution, we plan on creating a text rewards program; by partnering with national brands, we intend to offer cash awards redeemable where the merchants’ customers shop, eat and are entertained. Management believes this will increase our merchant customers’ revenues and increase our customer base.

Our lead generation platform utilizes our patented text messaging capabilities to deliver text marketing services. Further, merchants and business will able to utilize data captured through the transaction which may be offered back to the merchant to leverage marketing trends.

By offering merchants our lead generation services, it provides an opportunity for cross-selling our text payment system. For example, a pharmacy using our services to inform their consumer that their prescription is filled can then send a follow-up text asking if the consumer is interested in paying for the prescription via our text payment. Management believes this cross-selling synergy has the ability to increase revenues for all the services we offer.

Our web-based advanced text messaging for marketing, advertising, information queries and alert notifications has extensive applications across numerous industries. Our past, present, and future clients will have direct access to their end user customers offering them targeted information and new services. Just as important, our technology is scalable, easily allowing us to meet the needs of our growing customer base.

The following is a visual representation of our lead generation system:

Consumer Lists
Initial Lists
Lists Updated
-Opt In Validation
- Industry Survey
-Reward Program
-- Consumer Propensity
6
Sales Engine
Lead Generation
Target Data Mining
Up Sell Marketing
AppTech Merchants & Licensees
AppTech Customer Service Center
Product & Services Solicitations
7
1
5
12
2
Encrypted Database
4
11
AppTech Text Messaging Platform (TMP)
3
Text Query & Survey
8
9
10
AppTech Secure Payment Platform (SPP)
Text Offers
Text Pay

Our Intellectual Property

Our intellectual property is an important component to our business. Our strategy is to continue to build on our existing patent base and further develop additional patents and intellectual property as we grow our business domestically and internationally. Our management believes developing patent-based software products, integrating new technologies and creating intellectual property will have significantly contributed to our performance.

We have incorporated four USPTO patents into our operational, enterprise-grade text messaging platform for SMS marketing, advertising and sales. By integrating our SMS technology with our MFA payment system, we will offer secure text payments. In addition to secure text payments, our MFA allows users to authenticate and validate in order to access private data and complete online transactions and inquiries. Our proprietary text messaging capabilities also allow users to send and receive a text message from a short code and initiate two-way chat from a mobile to a computer using only text-messaging.

Mobile-to-Mobile Payment System and Method	Computer-to-Mobile Two-Way Chat System and Method	System and Method for Delivering Web Content to a Mobile Device	System and Method for Delivering Web Content to a Mobile Device
SMS chat on a computer short or long codes, chat on circuit & packet switch networks, chat on paging channels.	Receiving, displaying, linking web content via URL from application delivered via SMS short code to at least one mobile.	Receiving, displaying, linking web content via URL from application delivered via SMS short code to at least one mobile.	Embedding of a URL in a text message from a pop- up screen.

Expiration Date:	Expiration Date:	Expiration Date:	Expiration Date:
11-12-2029	11-14-2030	09-28-2024	02-26-2027

Patent Number 8,369,828 is at the core of our Secure Text Payment System. The patent enables a mobile user to initiate a request for payment to a payee via SMS text message. Patent Number 8,315,184 utilizes short and/or long codes to send and receive text messages from an application to a mobile device. Patent Number 8,572,166 embeds a URL in a text message sent from an application to a mobile device. These patents comprise the components of our Secure Text Payment System. Patent Number 8,073,895 provides us another capability of delivering web content to a mobile device.

We currently have one additional patent pending. We anticipate seeking additional patents, including derivative patents, as we continue to innovate to better meet our customer’s needs. In addition to incorporating our intellectual property into our offerings, we will license all or some of our technology to third parties to increase our revenue and speed market acceptance of our products and services.

Our Employees

As of the date of this prospectus, we have 9 full-time employees. In addition to our employees, we utilize various consultants and contractors for other services on an as-needed basis.

Our Properties

Our headquarters is located at 5876 Owens Avenue, Suite 100, Carlsbad, Ca 92008, consisting of approximately 3000 square feet of office space. Our lease on this facility expires in February 2025. On January 22, 2020, we also entered a purchase option agreement for the property in which we currently reside. We anticipate that following the expiration of the lease, we will be able to lease or purchase additional or alternative space at commercially reasonable terms.

Legal Proceedings

In November 2017, two shareholders of AppTech, one who previously filed a 2014 lawsuit in the State of Washington, which was dismissed, filed another lawsuit against us in the State of California, claiming the same accusations as in previously dismissed lawsuit. The lawsuit has been transferred to the United States District Court for the Southern District of California. We filed an answer, affirmative defenses and counter claims. Management believes that the Plaintiff misrepresented and mislead us during the merger between ourselves and Transcendent One, Inc. The court has encouraged the parties to settle. Even though the Company believes the lawsuit is without merit and will vigorously defend, the Company has made several offers to settle. On December 19, 2019, the Company entered into a settlement and release agreement. The Company has recorded the liability as of December 31, 2019 for the total obligation of $240,000 to be paid out over three years beginning February 15, 2020. On January 24, 2021, the parties entered a stipulation modifying the repayment schedule of the settlement. A payment was due February 15, 2021 which has not been paid to date.

In July of 2020, a previous business associate filed a lawsuit in the State of California alleging a number of causes of action relating to a memorandum of understanding (“MOU”) between the parties and its associated circumstances in 2016. Service of process did not occur until January 8, 2021. Management believes, due to explicit language in the MOU, that the agreement was non-binding. Further, management believes the statute of limitations expired. We intend to file an answer, affirmative defenses and counter claims prior to the February 17, 2021 deadline.

MANAGEMENT

The following table sets forth certain information as of the date of this prospectus about our executive officers and members of our Board.

Name	Age	Position
Luke D'Angelo	52	Chairman of the Board; Chief Executive Officer; Chief Investment Officer
Gary Wachs	65	Chief Financial Officer; Director
Virgilio Llapitan	60	President; Chief Operating Officer
Jeffrey Moriarty	36	Secretary; VP of Corporate Development; Corporate Counsel
Michael Gross	66	Director
Christopher Williams	70	Director
Mengyin H. Liang ‘Roz Huang’	53	Director
William Huff	68	Director
Michael O’Neal	65	Director

Executive Officers

Luke D’Angelo has been the Chairman of the Board since 2013 and Chief Executive Officer since December 2019. Mr. D'Angelo served as the Company's Chief Executive Officer from 2013 to 2017 and as Chief Investment Officer since 2017. Mr. D'Angelo has over 25 years' experience in real estate, investment banking, venture capital and commercial operations. In 2006, he founded a merchant services company, Transcendent One, Inc. which became an Inc. 500 fastest growing company, ranked at #105. Mr. D'Angelo's company was the first "Merchant Owned" company in the United States, offering ownership in the company to customers based on their monthly credit card processing volumes. In 2009, Mr. D'Angelo founded TransTech One, LLC a subsidiary to Transcendent One, Inc. that had a focus in the bill payment and technology industries.

Gary Wachs has served as Director since 2013 and our Chief Financial Officer since 2013. Mr. Wachs is a Certified Public Accountant who has spent his career in high-level accounting, finance and tax. Mr. Wachs served as Managing Partner of Blake and Shaffer, a Certified Public Accounting firm, and has been a Managing Member of Blake and Wachs CPA, LTD (formerly Blake and Shaffer) since 1997. He manages corporate accounting and taxes, is experienced in PCAOB accounting and certified audits, and a variety of other accounting, tax, and consulting areas.

Virgilio Llapitan has served as our President and Chief Operating Officer since December 2020. After founding his own independent insurance agency, Mr. Llapitan transitioned into the merchant services industry in 2004, where he helped develop and market the original ACH Payment Processing systems for online merchants as the Chairman, COO, and Director of HIMC Corporation. Over the course of his 15 years' experience in the industry, Mr. Llapitan also served as a Universal Banker II for Ameris Bank/Bank of America and Director of Sales/Merchant services for Transcendent One.

Jeffrey Moriarty has served as Corporate Counsel since June of 2019, as Secretary since November 2019 and as Vice President of Corporate Development since January of 2020. Mr. Moriarty is instrumental in instituting and maintaining the Company’s corporate and business functions with a focus on corporate growth. Throughout his legal and business career, Mr. Moriarty has an array of interdisciplinary experience, including managing his own law firm. Mr. Moriarty graduated magna cum laude of Thomas Jefferson School of Law and received his undergraduate degree from the University of California, Santa Barbara.

Directors

Michael Gross has served as a Director since 2017 and as our Chief Executive Officer from 2017 until December 2019. Starting as a salesman, Mr. Gross eventually became the president of Jones Boys Sales Promotions Co. in 1980, at the young age of 25, and began working directly with the owner on company expansion and new product development. In 1997, Mr. Gross purchased Jones Boys Sales Promotions Co, now Crossfire Marketing Group, Inc., and remains the owner. In addition to his work at Crossfire Marketing Group, Inc and with us, Mr. Gross works with several AI companies on creating a conversation synthetic agent for lead generation as well as development for customer service to improve efficiency. With over 40 years in the industry, Mr. Gross has worked with more than 400 U.S. and Canadian media companies, setting up strategic campaigns and alliances.

Christopher Williams has served as a Director since 2016. Mr. Williams is a corporate finance attorney with a 42-year background in corporate and entertainment finance, investment property transactions and investment banking, including service on the board of directors and advisory boards for several private equity funds and venture capital firms. He served as Outside Corporate Counsel for several publicly traded companies and financial institutions assisting clients in raising over $500 Million in capital and alternate forms of financing. Mr. William's prior experience also includes 20 years active duty as a Navy JAG officer, Police Officer, Special Criminal Investigator, San Diego Superior Court Arbitrator, San Diego Superior Court Judge Pro Tem, San Diego Superior Court Special Settlement Conference Panel Judge, State of California Special Master, Professor, Federal Magistrate - Military Review Officer, and San Diego County Bar Arbitrator. In addition, Mr. Williams was selected to serve as Special Advisor to the Governor of California and acted as Bond Counsel for several municipalities in California with over $2 Billion in underwriting.

Mengyin H. Liang ‘Roz Huang’ has served as a Director since 2020. Ms. Huang is the President of Dandelion Global, LLC, CEO of Athena Music & Wellness Academy and Chairwoman of International Music & Wellness Council, an international Non- Profit organization, Advisor to the Board of Intivahealth, Inc. and Member of Board of Directors of the Alzheimer’s Association Orange County. Ms. Huang’s international business experience spans over 25 years in global investment and business development. Her expertise includes strategic planning in areas such as sustainability, green energy, healthcare, education, licensing, corporate governance and investor relations. Ms. Huang is a business interpreter and translator and an accomplished business journalist and public speaker.

William Huff has served as a Director since 2020. Mr. Huff is a certified public accountant and brings to the Board vital expertise in finance and operations management. He has served on the Board of Directors of numerous companies, including as Chairman. Mr. Huff began his career with Arthur Andersen, and Co., and has served large companies as CFO, developing necessary systems in high growth environments. Forming his own practice 35 years ago, Mr. Huff became a marketing specialist, gaining national attention as his accounting franchise grew to top 25 in the nation in only three years. Currently, Mr. Huff is the founder and owner of YHWH, Inc. a tax and consulting firm.

Michael O’Neal has served as a Director since 2020. Mr. O’Neal is an innovative, analytical, strategic CEO with extensive B2B and B2C experience executing revenue growth and business transformations for manufacturers, retailers, and distributors of technology-based products. Most recently, as its President Mr. O’Neal transformed Linear, a small engineering-based technology company into Nortek Security & Control, a $500M global leader in security, smart home control, health and wellness, and access control platforms and solutions. Prior to Linear/Nortek Security Control, Mr. O’Neal led several consumer technology development and manufacturing companies as well as number of retailers through transformations. He is currently working with several technology companies seeking to add new technologies and expand their market presence. He is a member of the San Diego Habitat for Humanity Board and past member of the Board of the Consumer Technology Association. He has spoken on several security/home control industry panels for Houlihan Lokey, Imperial Capital, and the Securing New Ground Conferences.

Composition of Our Board of Directors

Our board consists of 7 members. There are no contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences, and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Director Independence

We intend to apply to list our common stock on The Nasdaq Capital Market. Under the Nasdaq listing rules, independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, the Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under Nasdaq listing rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In February 2021, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined currently all of our directors, with the exception of Mr. D’Angelo, Mr. Wachs and Mr. Gross, qualify as an independent director for purposes of Nasdaq and SEC rules. In making that determination, our board of directors considered the relationships that each director has with us and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital stock by each director, including non-employee directors that are affiliated with certain of our major stockholders. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC.

We intend to adopt a policy, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, that outlines a process for our securityholders to send communications to the board of directors.

Staggered Board

In accordance with the terms of our amended and restated articles of domestication and our amended and restated bylaws amended and restated certificate of incorporation and amended and restated bylaws, our board of directors will be divided into two staggered classes of directors and each will be assigned to one of the two classes. At each annual meeting of the stockholders, a class of directors are elected for a two-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2021 for Class I directors and 2022 for Class II directors.

●	Our Class I directors are Ms. Huang, Mr. Huff and Mr. O’Neal; and
●	Our Class II directors are Mr. D’Angelo, Mr. Gross, Mr. Wachs, and Mr. Williams.

Our amended and restated articles of domestication and amended and restated bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into two classes with staggered two-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the two classes so that, as nearly as possible, each class shall consist of one half of the board of directors.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by our board of directors on October 13, 2020, October 13, 2020, and March 17, 2020, respectively. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations.

Following the consummation of this offering, the full text of our audit committee charter, compensation committee charter, and nominating and corporate governance charter will be posted on the investor relations portion of our website at www.apptechcorp.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Audit Committee

William Huff, Michael O’Neal and Mengyin H. Liang ‘Roz Huang’ serve on the audit committee, which is be chaired by William Huff. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our consolidated financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;
●	recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;
●	monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to our consolidated financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
●	reviewing quarterly earnings releases.

All services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq listing rules. Our board of directors has determined that William Huff qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our board of directors considered the nature and scope of experience that William Huff throughout his career as a Certified Public Account. Our board of directors has determined that all of the directors that are members of our audit committee satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC and the Nasdaq listing rules. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Compensation Committee

Michael O’Neal, William Huff and Mengyin H. Liang ‘Roz Huang’ serve on the compensation committee, which is chaired by Michael O’Neal. The compensation committee’s responsibilities include:

●	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;
●	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) recommending to the board of directors the cash compensation of our Chief Executive Officer and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;
●	reviewing and approving the cash compensation of our other executive officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to the board of directors the compensation of our directors;
●	preparing our compensation committee report if and when required by SEC rules;
●	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” if and when required, to be included in our annual proxy statement; and
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable Nasdaq rules. Each member of our compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

Mr. Williams, Mr. D’Angelo and Mr. Wachs serve on the nominating and corporate governance committee, which is chaired by Mr. Williams. The nominating and corporate governance committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;
●	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;
●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;
●	identifying individuals qualified to become members of the board of directors;
●	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;
●	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and
●	overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

We first maintained a compensation committee October 13, 2020. None of the members of our compensation committee is, or has at any time during the prior three years been, one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

We have adopted a written code of business ethics and conduct (the “Code of Business Conduct”) that applies to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. The objective of the Code of Conduct is to provide guidelines for maintaining our integrity, reputation, honesty, objectivity and impartiality. The Code of Conduct addresses conflicts of interest, confidentiality, fair dealing with stockholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behavior. As part of the Code of Conduct, any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board will have ultimate responsibility for the stewardship of the Code of Conduct, and it will monitor compliance through our Corporate Governance and Nominating Committee. Directors, officers and employees will be required to annually certify that they have not violated the Code of Conduct. Our Code of Business Conduct and Ethics reflects the foregoing principles. The full text of our Code of Business Conduct and Ethics is published on our website at https://www.apptechcorp.com/investor-relations/.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from any provision of the Code of Business Conduct and Ethics applicable to our Chief Executive Officer and Chief Financial Officer by posting such information on our website https://www.apptechcorp.com.

EXECUTIVE COMPENSATION

The following discussion relates to the compensation of our named executive officers for years ended December 31, 2020 and 2019, consisting of Luke D’Angelo, our Chairman, Chief Executive Officer and Chief Investment Officer, Gary Wachs, our Chief Financial Officer, and our two other most highly compensated executive officers as of December 31, 2020, Virgilio Llapitan, our President and Chief Operating Officer, and Jeffrey Moriarty, our Corporate Secretary, Corporate Counsel and Vice President of Corporate Development.

Fiscal Year 2020 and 2019 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)

Luke D’Angelo Chairman of the Board; Chief Executive Officer; and Chief Investment Officer	2020	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-

Gary Wachs Chief Financial Officer and Director	2020	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-

Virgilio Llapitan President and Chief Operating Officer	2020	39,250	-	686,000	-	-	-	725,250
	2019	25,000	-	-	-	-	-	25,000

Jeffrey Moriarty Corporate Secretary; Corporate Counsel; and Vice President of Corporate Development	2020	85,800	-	392,000	-	-	-	477,800
	2019	31,949	-	-	-	-	-	31,949

Robert Sanchez Chief Technology Officer (1)	2020	-	-	-	-	-	-	-
	2019	21,250	-	-	-	-	-	21,250

(1)	Mr. Sanchez served as our Chief Technology Officer until September 24, 2020 at which time he resigned from the Company.

Narrative Explanation of Certain Aspects of the Summary Compensation Table

The compensation paid to our named executive officers in 2019 consisted solely of a base salary to certain executives. Outside the compensation above, and in an attempt by executives to show commitment to the Company, we have not paid any of our executive officers in the years ended December 31, 2020 and 2019, other than for reimbursement of expenses.

Employment Agreements with Our Executive Officers

In association with this Offering, we are entering restated employment agreements with each of our named executive officers (each an “Employment Agreement”). The Employment Agreements shall provide, for a starting base salary and a potential annual bonus, which is subject to adjustment by the Board from time to time. It is our intent to suspend providing equity compensation, not previously contracted for all names executive officers, for a period of one year from this Offering. Each of the Employment Agreements will provide that the applicable named executive officer’s employment with us is “at will.” The named executive officers are entitled to receive all other benefits generally available to our executive officers. The Employment Agreements may also provide certain severance and change in control-related benefits to our named executive officers, including cash severance and vesting acceleration upon the occurrence of certain defined events.

Outstanding Equity Awards

The following table sets forth information regarding equity awards held by the Named Executive Officers as of December 31, 2020:

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options, Exercisable (#)	Number of Securities Underlying Unexercised Options, Not Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Jeffrey Moriarty	-	-	-	-	150,000	135,000

Severance and Change in Control Benefits

No employment agreements with our named executive officers provides severance and change in control benefits.

Benefits upon Death or Disability

Death of the Officer

The employment agreement of each of our named executive officers does not provide certain benefits if his employment is terminated on account of his death.

Disability of the Officer

The employment agreement of each of our named executive officers does not provide certain benefits if his employment is terminated on account of his disability.

Other Benefits

We provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at peer companies. When offered, our executive officers will be eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability and accidental death and dismemberment insurance, our employee stock purchase plan and our 401(k) plan, in each case on the same basis as other employees, subject to applicable law, should such benefits exist. At this time, we do not provide special benefits or other perquisites to our executive officers.

Policies Regarding Recovery of Awards

Our Board of Directors have not adopted a policy that requires us to make retroactive adjustments to any cash or equity-based incentive compensation paid to executive officers (or others) where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. However, we may implement a clawback policy in accordance with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and the regulations that will be issued under that act.

Tax and Accounting Treatment of Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1.0 million per person on the amount of compensation that we may deduct in any one year with respect to our Chief Executive Officer and certain of our other executive officers. While the Board of Directors considers deductibility factors when making compensation decisions, the board also looks at other considerations, such as providing our executive officers with competitive and adequate incentives to remain with us and increase our business operations, financial performance and prospects, as well as rewarding extraordinary contributions. No compensation to named executive officers exceeded this threshold in 2019 or 2020.

We account for equity compensation paid to our employees under the rules of FASB ASC Topic 718, which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. We have not tailored our executive compensation program to achieve particular accounting results.

Policies on Ownership, Insider Trading, Hedging and 10b5-1 Plans

We do not have formal stock ownership guidelines for our employees or directors, because the Board of Directors is satisfied that stock and option holdings among our employees or directors, are sufficient at this time to provide motivation and to align this group’s interests with those of our stockholders. In addition, we believe that stock ownership guidelines are rare in fintech companies at our stage, which means that ownership requirements would put us at a competitive disadvantage when recruiting and retaining high-quality executives.

Our insider trading policy, which is incorporated into our Code of Business Ethics, prohibits certain actions by our Executive Officers relating to buying and selling our common stock. Our executive officers are authorized to enter into trading plans established according to Section 10b5-1 of the Exchange Act with an independent broker-dealer (“broker”) designated by us. These plans may include specific instructions for the broker to exercise vested options and sell Company stock on behalf of the executive officer at certain dates, if our stock price is above a specified level or both. Under these plans, the executive officer no longer has control over the decision to exercise and sell the securities in the plan, unless he or she amends or terminates the trading plan during a trading window. Plan modifications are not effective until the 31st day after adoption. The purpose of these plans is to enable executive officers to recognize the value of their compensation and diversify their holdings of our stock during periods in which the executive officer would be unable to sell our common stock because material information about us had not been publicly released. As of the record date, no named executive officer had a trading plan in place.

Stockholder Advisory Vote on Executive Compensation

Our Company did not hold an advisory vote on executive compensation in 2019 but may take such action in the future. Both our compensation committee and the Board intend to periodically reevaluate our executive compensation philosophy and practices in light of our performance, needs and developments, including the outcome of future non-binding advisory votes by our stockholders.

DIRECTOR COMPENSATION

Director Compensation Table for Year Ended December 31, 2020

The following table sets forth information regarding compensation earned by each of our directors during the fiscal year ended December 31, 2020:

Name(1)	Fees Earned or Paid in Cash ($)	Fees Earned in Restricted Stock Units (2)	Option Awards ($)(3)	Total ($) (4)
Bobby Bedi	-	-	-	-
Luke D’Angelo	-	-	-	-
Michael Gross	-	$ 55,500	14,049	69,550
William Huff	-	$ 140,800	14,049	154,850
Mengyin H. Liang ‘Roz Huang’	-	$ 97,500	14,049	111,550
Michael O’Neal	-	$ 83,250	14,049	97,300
Gary Wachs	-	-	-	-
Christopher Williams	-	$ 88,800	14,049	102,850

(1) Mr. D’Angelo, and Mr. Wachs were employed as executives during the year ended December 31, 2019. Bobby Bedi’s term as a director of the company ended on July 28, 2020.
(2) The amounts reported in this column represent the aggregate grant date fair value of Restricted Stock Units in accordance with FASB ASC Topic 718.
(3) The amounts reported in this column represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.
(4) The amounts reported in this column represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options, Exercisable (#)	Number of Securities Underlying Unexercised Options, Not Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Michael Gross	6,250	18,750	0.562	7/28/2023	-	-
William Huff	6,250	18,750	0.562	7/28/2023	-	-
Mengyin H. Liang ‘Roz Huang’	6,250	18,750	0.562	7/28/2023	-	-
Michael O’Neal	6,250	18,750	0.562	7/28/2023	-	-
Christopher Williams	6,250	18,750	0.562	7/28/2023	-	-

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Executive Compensation” and “Director Compensation” in this prospectus and the transactions described below, since January 1, 2018, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, the lesser of (i) $120,000 or (ii) one percent of the average of our total assets for the last two completed fiscal years, and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

In 2019 and 2018, we obtained $39,319 and $41,047 loans payable from Luke D’Angelo, net. As of December 31, 2019 and 2018, the balance of the loans payable was $93,901 and $54,083, respectively. The loans payable are due on demand, unsecured and non-interest bearing as there are no formal agreements.

In 2019 and 2018, we reimbursed expenses related to various marketing expenses, professional fees and other expenses advanced by two related parties and significant shareholders through other business ventures. Based on his ownership interest in Crossfire Marketing Group, for the years ended December 31, 2019 and 2018, the reimbursement amounts to Michael Gross were $97,800 and $30,000, respectively. Further, based on his ownership interest in Blake & Wachs LTD, for the year ended December 31, 2019, the reimbursement amount to Gary Wachs was $81,000.

In 2018, we obtained $1,400 loan payable from Michael Gross. As of December 31, 2019 and 2018, the balance of the loan payable was $1,400. The loan payable is due on demand, unsecured and non-interest bearing as there are no formal agreements.

In 2017, we issued $222,000 in convertible notes from Luke D’Angelo. The convertible notes payable are currently due on demand, incur interest at 10% per annum and are convertible at $0.10 per share. As of December 31, 2019 and 2018. Accrued interest related to the convertible notes was $53,988 and $31,787, respectively. We are in default of the convertible notes payable.

Through their business interests in Crossfire Marketing Group and Blake and Wachs, Michael B, Gross and Gary Wachs helped fund operations through notes payable in primarily 2009 and 2010. The notes payable incur interest at 10% per annum and were due on December 31, 2016. As of December 31, 2019 and 2018, the aggregate balance of the notes payable was $620,356 and accrued interest was $575,480 and $512,945, respectively. As of December 31, 2019, we were in default of convertible notes payable.

In 2008, we issued $150,000 in convertible notes from Michael B. Gross and Gary Wachs. The convertible notes payable are currently due on demand, incur interest at 15% per annum and convertible at $0.60 per share. As of December 31,2019 and 2018, accrued interest related to the convertible notes was $243,375 and $220,875, respectively. As of December 31, 2019, we were in default of convertible notes payable.

Indemnification Agreements

In connection with this offering, we may to enter into new agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Wyoming law.

Policies for Approval of Related Party Transactions

All related persons transactions were reviewed and approved on terms no less favorable than those that could be obtained from unaffiliated third parties. Further. we intend to ensure that all future transactions between us and any Related Person are approved by a majority of the members of the Board, including a majority of the independent and disinterested members of the Board, and are on terms no less favorable to us than those that we could obtain from unaffiliated third-parties. Additionally, all such transactions shall be reviewed and approved by the Audit Committee, which will present its determination to the Board as a whole.

In connection with this offering, we expect to adopt a written related party transactions policy that will provide that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed the lesser of (i) $120,000 or (ii) one percent of the average of our total assets for the last two completed fiscal years, and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of September 30, 2020 by:

●	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;
●	each of our named executive officers;
●	each of our directors; and
●	all of our executive officers and directors as a group.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is calculated based on shares of common stock outstanding as of September 30, 2020, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of  shares of our common stock upon the completion of this offering. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on                shares of our common stock to be outstanding after this offering, including the                shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any shares of common stock that the person has the right to acquire within 60 days of September 30, 2020 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Except as otherwise noted below, the address for persons listed in the table is c/o the Company at 5876 Owens Avenue, Suite 100, Carlsbad, California 92008.

	Number of Shares	Percentage of Outstanding Shares Beneficially Owned
Name	Beneficially Owned	Before Offering	After Offering
Directors, Director Nominees and Named Executive Officers
Luke D'Angelo	8,034,537	9.05%		%
Gary Wachs	6,831,517	7.70
Virgilio Llapitan	1,897,500	2.14
Jeffrey Moriarty	800,000	0.90
Michael Gross	6,331,517	7.14
Christopher Williams (1)	1,070,000	1.21
Mengyin H. Liang ‘Roz Huang’	65,000	0.07
William Huff	80,000	0.09
Michael O’Neal	75,000	0.08
All officers and directors as a group (9 persons)	25,185,071	28.38%		%

Other 5% Stockholders
Steve Cox	7,316,067	8.24%
Robert Sanchez (1)	5,500,000	6.20%
Mehrak Hamzeh	4,500,000	5.07%

(1)	690,000 shares are owned by HUD Investments, LLC, in which Christopher Williams wife, Karen Williams, is the sole owner.
(2)	5,000,000 shares are owned by GlobalTel Media, Inc., in which Robert Sanchez is the controlling shareholder.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur upon the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $ per share, and              shares of preferred stock, par value $ per share, all of which shares of preferred stock will be undesignated.

As of February 12, 2021, 88,724,075 shares of our common stock were outstanding and held of record by stockholders, and 14 shares of preferred stock were outstanding.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding convertible preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding convertible preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock Options

As of September 30, 2020, there were outstanding options to purchase an aggregate of 297,500 shares of our common stock.

Wyoming Combination with Interested Stockholders Statute

The Wyoming Combination with Interested Stockholders Statute may also have an effect of delaying or making it more difficult to effect a change in control of our company. This statute prevents an interested stockholder and a resident domestic Wyoming corporation from entering into a combination, unless certain conditions are met. The statute defines combination to include any merger or consolidation with an interested stockholder, or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an interested stockholder having:

a)	an aggregate market value equal to 5 percent or more of the aggregate market value of the assets of the corporation;
b)	an aggregate market value equal to 5 percent or more of the aggregate market value of all outstanding shares of the corporation; or
c)	representing 10 percent or more of the earning power or net income of the corporation.

An interested stockholder means the beneficial owner of 10 percent or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a combination within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of:

a)	the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher;
b)	the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or
c)	if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Nasdaq Capital Market Listing

We intend to apply to list our common stock on The Nasdaq Capital Market under the trading symbol “APCX”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is currently Transfer Online, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, shares of our common stock were quoted on the OTC Markets under the symbol “APCX.” Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of September 30, 2020, upon the completion of this offering,                 shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below, and shares of our common stock are restricted shares of common stock subject to time-based vesting terms. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering, will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

●	% of the number of shares then outstanding, which will equal approximately shares immediately after this offering and the concurrent private placements, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of September 30, 2020; or
●	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Upon waiver or expiration of the [180-day] lock-up period described below, approximately                shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section titled “Underwriters” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We and each of our directors and executive officers and our stockholders holding more than 3.0% of our outstanding common stock intend to sign a lock-up agreement that prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives, subject to certain exceptions. See the section entitled “Underwriters” appearing elsewhere in this prospectus for more information.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Common Stock purchased in this offering, which we refer to collectively as our securities, but is for general information purposes only and does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions, all in effect as of the date hereof. These authorities may change, possibly retroactively, resulting in U.S. federal income and estate tax consequences different from those set forth below. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, and do not intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income tax considerations relating to the purchase, ownership or disposition of our securities.

This summary does not address any alternative minimum tax considerations, any considerations regarding the Medicare tax, any considerations regarding the tax on net investment income, or the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under any non-income tax laws, including U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this summary does not address all of the tax consequences that may be relevant to investors, nor does it address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;

●	tax-exempt entities or governmental organizations, including agencies or instrumentalities thereof;

●	regulated investment companies and real estate investment trusts;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	tax-qualified retirement plans;

●	certain former citizens or long-term residents of the United States;

●	partnerships or entities or arrangements classified as partnerships for U.S. federal income tax purposes and other pass-through entities including S corporations and trusts (and any investors therein);

●	persons who hold our securities as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who do not hold our securities as a capital asset within the meaning of Section 1221 of the Code; or

●	persons deemed to sell our securities under the constructive sale provisions of the Code, or persons holding the securities as part of a “straddle,” hedge, conversion transaction, integrated transaction or other similar transaction.

In addition, if a partnership (or entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our securities, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your own tax advisors with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our securities arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

CONSEQUENCES TO U.S. HOLDERS

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. holder of our securities. For purposes of this discussion, you are a U.S. holder if, for U.S. federal income tax purposes, you are a beneficial owner of our securities, other than a partnership, that is:

●	an individual citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

●	an estate or trust whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a “United States person.”

Distributions

As described in the section titled “Market for Our Common Stock - Dividend Policy,” we have never declared or paid cash dividends on our Common Stock and do not anticipate paying any dividends on our Common Stock in the foreseeable future. However, if we do make distributions in cash or other property on our Common Stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent our distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital that will first reduce your basis in our Common Stock, but not below zero, and then will be treated as gain from the sale or other disposition of stock as described below under “—Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividend income may be taxed to an individual U.S. holder at rates applicable to long-term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied with certain exceptions. Any dividends that we pay to a U.S. holder that is a corporation will qualify for the dividends received deduction if the requisite holding period is satisfied, subject to certain limitations. U.S. holders should consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced tax rate on dividends or the dividends-received deduction.

Sale, Exchange or Other Taxable Disposition of Common Stock

A U.S. holder will generally recognize capital gain or loss on the sale, exchange or other taxable disposition of our Common Stock. The amount of gain or loss will equal the difference between the amount realized on the sale and such U.S. holder’s adjusted tax basis in such Common Stock. The amount realized will include the amount of any cash and the fair market value of any other property received in exchange for such Common Stock. A U.S. holder’s adjusted tax basis in its Common Stock will generally equal the U.S. holder’s acquisition cost or purchase price, less any prior distributions treated as a return of capital. Gain or loss will be long-term capital gain or loss if the U.S. holder has held the Common Stock for more than one year. Long-term capital gains of non-corporate U.S. holders are generally taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our Common Stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Unearned Income Medicare Tax.

A 3.8% Medicare contribution tax will generally apply to all or some portion of the net investment income of a U.S. holder that is an individual with adjusted gross income that exceeds a threshold amount ($200,000, or $250,000 if married filing jointly).

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the U.S. federal income tax consequences that will apply to a non-U.S. holder of our securities. A “non-U.S. holder” is a beneficial owner of our securities (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is not a U.S. holder. The term “non-U.S. holder” includes:

●	a non-resident alien individual (other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates);
●	a foreign corporation;
●	an estate or trust that is not a U.S. holder; or
●	any other Person that is not a U.S. holder

but generally does not include an individual who is present in the U.S. for 183 days or more or who is otherwise treated as a U.S. resident in the taxable year. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our securities.

Distributions

Subject to the discussion below regarding effectively connected income, any distribution paid to a non-U.S. holder, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute a dividend for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S., will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8 properly certifying qualification for the reduced rate. These forms must be provided prior to the payment of dividends and must be updated periodically. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty should consult with its individual tax advisor to determine if you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If a non-U.S. holder holds our securities through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then may be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by a non-U.S. holder that are effectively connected with its conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) are generally exempt from such withholding tax if the non-U.S. holder satisfies certain certification and disclosure requirements. In order to obtain this exemption, the non-U.S. holder must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. holders, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its Common Stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Stock, which will be treated as described under “Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Common Stock” below.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of our Common Stock unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States);

●	the non-U.S. holder is a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

●	shares of our Common Stock constitute U.S. real property interests by reason of our status as a “United States real property holding corporation” (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or the non- U.S. holder’s holding period for, our Common Stock (provided that an exception does not apply), and, in the case where shares of our Common Stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our Common Stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Common Stock is regularly traded on an established securities market, such Common Stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively hold more than five percent of such regularly traded Common Stock at any time during the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or the non-U.S. holder’s holding period for, our Common Stock.

If the non-U.S. holder is described in the first bullet above, it will be required to pay tax on the net gain derived from the sale, exchange or other taxable disposition under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a rate of 30%, or (in each case) such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet above will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, exchange or other taxable disposition, which gain may be offset by U.S. source capital losses for the year (provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses). Non-U.S. holders should consult their own tax advisors regarding any applicable income tax or other treaties that may apply.

Federal Estate Tax

Common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E or other applicable IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our securities paid to a “foreign financial institution” (as specially defined under these rules), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. . Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our securities.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, owning and disposing of our securities, including the consequences of any proposed changes in applicable laws.

UNDERWRITERS

We have entered into an underwriting agreement, dated              , 2021, with          , who we refer to as the underwriter, with respect to the shares of Common Stock subject to this Offering. Subject to certain conditions, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase, the number of shares of Common Stock provided below.

Underwriter	Number of Shares of Common Stock

Total

The underwriter is offering the shares of Common Stock subject to its acceptance of the shares of Common Stock from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the shares of Common Stock offered by this prospectus is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of Common Stock if any such shares are taken.

Over-Allotment Option

We have granted the underwriter an option, exercisable for [45] days from the date of this prospectus, to purchase up to an aggregate of shares of Common Stock to cover over-allotments, if any, at the public Offering Price set forth on the cover page of this prospectus, less the underwriting discount. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered by this prospectus. If the underwriter exercises its option, the underwriter will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock for which the option has been exercised.

Discount, Commissions and Expenses

The underwriter has advised us that it proposes to offer the shares of Common Stock to the public at the public Offering Price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $          per share of Common Stock. The underwriter may allow, and certain dealers may reallow, a discount from the concession not in excess of $          per Unit to certain brokers and dealers. After this Offering, the public Offering Price, concession and reallowance to dealers may be changed by the underwriter. No such change will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of Common Stock are offered by the underwriter as stated herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The underwriter has informed us that it does not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discounts payable to the underwriter by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares of Common Stock.

	Per Share of Common Stock	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Public offering price	$	$	$
Underwriting discount ( %)	$	$	$

We have agreed to reimburse the representative of the underwriter for the representative’s accountable expenses, including the representative’s legal fees, as well as other fees, expenses and disbursement up to a maximum amount of $        . We have paid $ the representative as an advance to be applied towards reasonable out-of-pocket expenses, or the advances. Any portion of the advance shall be returned back to us to the extent not actually incurred. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $         .

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Lock-Up Agreements

We, our officers, directors and certain of our stockholders have agreed to, subject to limited exceptions, for a period of days after the Offering is completed, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of Common Stock or any securities convertible into or exchangeable for our Common Stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the representative of the underwriter. The representative of the underwriter may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Price Stabilization, Short Positions and Penalty Bids

In connection with the Offering the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriter of shares of Common Stock in excess of the number of shares of Common Stock the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of Common Stock over-allotted by the underwriter is not greater than the number of shares of Common Stock that it may purchase in the over-allotment option. In a naked short position, the number of shares of Common Stock involved is greater than the number of shares of Common Stock in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing additional shares of Common Stock in the open market.

●	Syndicate covering transactions involve purchases of shares of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit a syndicate representative to reclaim a selling concession from a syndicate member when the Common Stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids, to the extent applicable, may have the effect of raising or maintaining the market price of our Common Stock or preventing or retarding a decline in the market price of the Common Stock. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Stock. In addition, neither we nor the underwriter make any representations that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Nasdaq Listing

We intend to apply to list our shares of Common Stock on The Nasdaq Capital Market under the symbol “APCX”.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Nelson Mullins Riley & Scarborough LLP, Washington, D.C. Certain legal matters relating to this offering will be passed upon for the underwriters by             .

EXPERTS

dbbmckennon, independent registered public accounting firm, has audited our consolidated financial statements on December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on dbbmckennon’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-                    ) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at www.apptechcorp.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of AppTech Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AppTech Corp. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholders’ deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a negative working capital, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company’s auditor since 2014.

San Diego, California

March 30, 2020

APPTECH CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 and 2018

	December 31,	December 31,
	2019	2018

ASSETS
Current assets
Cash	$24,159	$1,384
Accounts receivable	29,836	23,802
Deposit escrow	25,000	—
Security deposit	5,948	—
Total current assets	84,943	25,186

Security deposit	—	5,948
Property and equipment, net	—	65
TOTAL ASSETS	$84,943	$31,199

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable	$1,707,878	$1,557,405
Accrued liabilities	2,334,480	2,194,809
Stock repurchase liability	430,000	430,000
Loans payable related parties	93,401	54,082
Convertible notes payable	620,000	620,000
Convertible notes payable related parties,	372,000	372,000
Notes payable	1,104,081	1,140,081
Notes payable related parties	708,493	708,493
Total current liabilities	7,370,333	7,076,870

Long-term liabilities
Accounts payable	$160,000	$—
Total long-term liabilities	160,000	—

TOTAL LIABILITIES	$7,530,333	$7,076,870

Commitments and contingencies (Note 7)

Stockholders' Deficit
Series A preferred stock; $0.001 par value; 100,000 shares authorized; 14 shares issued and outstanding at December 31, 2019 and 2018	—	—
Common stock, $0.001 par value; 1,000,000,000 shares authorized; 84,153,825 and 86,797,132 and outstanding at December 31, 2019 and 2018, respectively	84,154	86,797
Additional paid-in capital	33,230,869	32,284,735
Accumulated deficit	(40,760,413)	(39,417,203)
Total stockholders' deficit	(7,445,390)	(7,045,671)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$84,943	$31,199

See accompanying notes to the consolidated financial statements.

APPTECH CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018

	December 31,	December 31,
	2019	2018

Revenues	$256,138	$253,785

Cost of revenues	101,638	108,389

Gross profit	154,500	145,396

Operating expenses:
General and administrative, including stock based compensation of $91,414 and $1,547,388, respectively	1,020,869	1,912,218
Research and development	82,057	279,685

Total operating expenses	1,102,926	2,191,903

Loss from operations	(948,426)	(2,046,507)

Other income (expenses)
Interest expense	(288,784)	(464,616)
Other expenses	(106,000)	—

Total other income (expenses)	(394,784)	(464,616)

Loss before provision for income taxes	(1,343,210)	(2,511,123)

Provision for income taxes	—	—

Net loss	$(1,343,210)	$(2,511,123)

Basic and diluted net loss per common share	$(0.02)	$(0.03)
Weighted-average number of shares used basic and diluted per share amounts	84,473,862	87,346,661

See accompanying notes to the consolidated financial statements.

APPTECH CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018

	Series A Preferred		Common Stock		Additional Paid-	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	in Capital	Deficit	Deficit

Balance December 31, 2017	14	$—	86,052,038	$86,052	$30,552,488	$(36,906,080)	$(6,267,540)

Net loss	—	—	—	—	—	(2,511,123)	(2,511,123)
Imputed interest	—	—	—	—	13,800	—	13,800
Common stock issued for rent	—	—	50,000	50	25,450		25,500
Common stock issued for subscriptions	—	—	482,000	482	94,818	—	95,300
Common stock issued for merchant equity program	—	—	55,094	55	13,449	—	13,504
Common stock issued for services	—	—	1,758,000	1,758	1,545,630	—	1,547,388
Common stock cancelled from
AppTech Corp officer	—	—	(1,600,000)	(1,600)	1,600	—	—
Proceeds from sale of repurchase option	—	—	—	—	37,500	—	37,500

Balance December 31, 2018	14	—	86,797,132	86,797	32,284,735	(39,417,203)	(7,045,671)

Net loss	—	—	—	—	—	(1,343,210)	(1,343,210)
Imputed interest	—	—	—	—	13,800	—	13,800
Common stock issued for rent	—	—	40,000	40	18,360		18,400
Common stock issued for subscriptions	—	—	275,000	275	68,475	—	68,750
Common Stock issued for
Merchant equity program	—	—	37,193	37	14,840	—	14,877
Common stock issued for services	—	—	454,500	455	90,959	—	91,414
Common stock cancelled	—	—	(3,450,000)	(3,450)	3,450	—	—
Proceeds from sale of repurchase option	—	—	—	—	736,250	—	736,250

Balance December 31, 2019	14	$—	84,153,825	$84,154	$33,230,869	$(40,760,413)	$(7,445,390)

See accompanying notes to the consolidated financial statements.

APPTECH CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018

	December 31,	December 31,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,343,210)	$(2,511,123)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock issued for services	91,414	1,547,388
Stock issued for rent	18,400	25,500
Imputed interest on notes payable	13,800	13,800
Amortization of debt discount	—	100,258
Depreciation and amortization	65	129
Changes in operating assets and liabilities:
Accounts receivable	(6,034)	(2)
Accounts payable	310,473	133,811
Accrued liabilities	154,548	497,438
Net cash used in operating activities	(760,544)	(192,801)

CASH FLOWS FROM INVESTING ACTIVITIES
Deposit escrow	(25,000)	—
Security deposit	—	(5,948)
Net cash used in investing activities	(25,000)	(5,948)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans payable - related parties	39,319	41,047
Payments on notes payable	(36,000)	—
Proceeds from sale of repurchase option	736,250	37,500
Proceeds from sale of common stock	68,750	95,300
Net cash provided by financing activities	808,319	173,847

Changes in cash and cash equivalents	22,775	(24,902)
Cash and cash equivalents, beginning of period	1,384	26,286
Cash and cash equivalents, end of period	$24,159	$1,384

Supplemental disclosures of cash flow information:
Cash paid for interest	$5,805	$—
Cash paid for income taxes	$7,057	$—

Non cash investing and financing activities:
Common stock issued for merchant equity liability	$14,877	$13,504

See accompanying notes to the consolidated financial statements.

APPTECH CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

AppTech Corp. (“AppTech” or the “Company”) is a Wyoming Corporation incorporated on July 2, 1998.

AppTech Corp. is a FinTech company providing electronic payment processing technologies and merchant services. This includes credit card processing, Automated Clearing House (“ACH”) processing, gift and loyalty cards and e-commerce. The Company expanded its core services to include global Short Messaging Service (“SMS”) patented text messaging and secure mobile payments based on Multi-factor authentication technologies. The patented two-way text chat platform enables secure SMS services including mobile payments, notifications, authentication, marketing, information queries and reporting. Other services include digital marketing, lead generation, mobile app development, and intellectual property rights development.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Also see Note 3.

Principles of Consolidation

The Company’s accounts include financials of the Company and its wholly owned subsidiaries, Transcendent One, Inc. and TransTech One, LLC. All significant inter-company transactions have been eliminated in consolidation. The operations of Transcendent One, Inc. and TransTech One, LLC are insignificant and the Company dissolved the subsidiaries on October 8, 2019.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimated liabilities related to various vendors in which communications have ceased, contingent liabilities, and realization of tax deferred tax assets. Actual results could differ from those estimates.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits of $250,000 per institution that pays Federal Deposit Insurance Corporation (“FDIC”) insurance premiums. The Company has never experienced any losses related to these balances.

The accounts receivable from merchant services are paid by the financial institutions on a monthly basis. The Company currently uses three financial institutions to service their merchants for which represented 100% of accounts receivable as of December 31, 2019 and 2018. The loss of one of these financial institutions would not have a significant impact on the Company’s operations as there are additional financial institutions available to the Company. For the years ended December 31, 2019 and 2018, the one merchant (customer) represented approximately 39% and 35% of the total revenues, respectively. The loss of this customer would have significant impact on the Company’s operations.

Cash and Cash Equivalents

The Company classifies its highly liquid investments with maturities of three months or less at the date of purchase as cash equivalents. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations of each investment as of the balance sheet date for each reporting period. The Company classifies its investments as either short-term or long-term based on each instrument’s underlying contractual maturity date. Investments with maturities of less than 12 months are classified as short-term and those with maturities greater than 12 months are classified as long-term. The cost of investments sold is based upon the specific identification method.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable is recorded net of an allowance for doubtful accounts, if needed. The Company considers any changes to the financial condition of its financial institutions used and any other external market factors that could impact the collectability of its receivables in the determination of its allowance for doubtful accounts. The Company does not expect to have write-offs or adjustments to accounts receivable which could have a material adverse effect on its consolidated financial position, results of operations or cash flows as the portion which is deemed uncollectible is already taken into account when the revenue is recognized.

Revenue Recognition

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, codified as Accounting Standards Codification (“ASC) 606 Revenue from Contracts with Customers, which provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The Company adopted ASC 606 effective January 1, 2019 using modified retrospective basis and the cumulative effect was immaterial to the consolidated financial statements.

The Company provides merchant processing solutions for credit cards and electronic payments. In all cases, the Company acts as an agent between the merchant which generates the credit card and electronic payments, and the bank which processes such payments. The Company’s revenue is generated on services priced as a percentage of transaction value or a specified fee transaction, depending on the card or transaction type. Revenue is recorded as services are performed which is typically when the bank processes the merchant’s credit card and electronic payments.

The Company provides various Cloud services to business clients. Revenues generated from the services as agreed upon in a Cloud Service Agreement. The revenue is recorded as the services are performed and billed in advance on a monthly basis. Revenues from these services represent less than 5% of the Company’s total revenues.

Consideration paid to customers, such as amounts earned under our customer equity incentive program, are recorded as a reduction to revenues.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1	Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2	Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

Level 3	Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, vendor deposits, accounts payable, accrued expenses, etc. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments.

Research and Development

In accordance with ASC 730, Research and Development (“R&D”) costs are expensed when incurred. R&D costs include costs of acquiring patents and other unproven technologies, contractor fees and other costs associated with the development of the SMS short code texting platform, contract and other outside services. Total R&D costs for the years ended December 31, 2019 and 2018 were $82,057 and $279,685, respectively.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by the straight-line method (after taking into account their respective estimated residual values) over the assets estimated useful life of five (5) years. Upon sale or retirement of equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the consolidated statements of operations.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. As of December 31, 2019 and 2018, there were no asset impairments.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

The Company’s income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known. As of December 31, 2019 and 2018, the Company does not believe any provisions are required in connection with uncertain tax positions as there are none.

Per Share Information

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period.

As of December 31, 2019 and 2018, the Company had potential dilutive securities related to options, warrants, Series A preferred stock and convertible notes payable. These dilutive securities were not included within the calculation of dilutive net loss per common share as the effects would have been anti-dilutive.

Convertible Debt

Convertible debt is accounted for under the guidelines established by ASC 470-20 Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the value of additional stock and other consideration in addition to the beneficial conversion feature may reduce the carrying value of the instrument to zero, but no further. The discounts are accreted over the term of the debt using the straight line method due to the short terms of the notes.

The Company accounts for modifications of its embedded beneficial conversions, in accordance with ASC 470-50 Modifications and Extinguishments. ASC 470-50 requires the modification of a convertible debt instrument that changes the fair value of an embedded conversion feature and the subsequent recognition of interest expense or the associated debt instrument when the modification does not result in a debt extinguishment.

Stock Based Compensation

The Company recognizes as compensation expense all share-based payment awards made to employees, directors, and consultants including grants of stock options and warrants, based on estimated fair values. Fair value is generally determined based on the closing price of the Company’s common stock on the date of grant and is recognized over the service period. The Company has several consulting agreements that have share based payment awards based on performance. These agreements typically require the Company to issue common stock to the consultants on a monthly basis. The Company records the fair market value of the common stock issuable at each month end when the performance is complete based upon the closing market price of the Company’s common stock. The Company has entered into board of directors agreements that have share based payment awards based on service. These agreements require the Company to issue common stock to the directors, earned on a monthly basis, over the one year term of the agreement. The Company records the fair market value of the common stock issuable at the end of the month when the director is appointed to the board based upon the closing market price of the Company’s common stock

New Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities, and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.

NOTE 3 – GOING CONCERN

As reflected in the accompanying consolidated financial statements, during the years ended December 31, 2019 and 2018, the Company incurred a net loss of $1,343,210 and $2,511,123 and used cash of $760,544 and $192,801 in operating activities. In addition, the Company had negative working capital of $7,285,390 and $7,051,684 and an accumulated deficit of $40,760,413 and $39,417,203 at December 31, 2019 and 2018. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. We have evaluated the conditions or events that raise substantial doubt about the Company’s ability as a going concern within one year of issuance of the consolidated financial statements.

While the Company is continuing operations and generating revenues, the Company’s cash position is not significant enough to support the Company’s daily operations. To fund operations and reduce the working capital deficit, we intend to raise additional funds through public or private debt and/or equity offerings. During 2020, the Company raised $124,031 from a sale of a repurchase option to fund operations. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern, however, such are not guaranteed. While the Company believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect, nor can there be assurance that such funds will be at acceptable terms. As of the date of these consolidated financial statements, the Company has not finalized a commitment for additional capital. The ability of the Company to continue as a going concern is dependent upon our ability to further implement its business plan and generate revenues and cash flows. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – PATENTS AND PROPERTY AND EQUIPMENT

Patents

On June 22, 2017, AppTech executed an Amendment to Asset Purchase Agreement with GlobalTel Media, Inc. In connection with the asset purchase agreement, 5,000,000 shares of common stock were issued to GlobalTel Media, Inc. The Company valued the common stock issuance at $1,000,000 based on the closing market price of the Company’s common stock on the date in which the performance was complete. This amendment revived the original asset purchase agreement dated December 4, 2013 to purchase the assets of GlobalTel Media, Inc. (AppTech and GlobalTel agree that the asset purchase agreement dated September 30, 2015 is null and void), which include, but is not limited to, all intellectual property, United States Patent Trademark Office (“USPTO”) issued patents, enterprise-grade, patent protected software and intellectual property for advanced messaging incorporating secure payments, databases, documentation, copyrights, trademarks, registrations, and all current development work in process of USPTO application approval; more specifically but not limited to USPTO 8,073,895 & 8,572,166 “System and Method for Delivering Web Content to a Mobile Device”, USPTO 8,315,184 “Computer to Mobile Two-Way Chat System and Method”, and USPTO 8,369,828 “Mobile-to-Mobile Payment System and Method”. GlobalTel’s technology focuses on SMS text-based applications, social media and mobile payment. The USPTO assigned the patents to AppTech on July 25, 2017. AppTech, as part of the various agreements, agreed to pay $1,600,000 which included an assumption of certain liabilities, including costs incurred to continue development of the patents, as well as guaranteed payment of 25% of the net proceeds on revenue created by the patents up to $26,600,000. As of December 31, 2019 and 2018, amounts included in accounts payable related to the assumption of liabilities in connection with the patents were $415,000 and $470,000, respectively. The Company has expensed the cost of the patents as research and development costs as the future estimated cash flow expected cannot be reasonably estimated.

Property and Equipment

Property and equipment at December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018

Property and equipment	$24,254	$24,254
Less: Accumulated depreciation	(24,254)	(24,189)
	$—	$65

Property and equipment primarily consists of computer equipment which is depreciated over five years. Depreciation expense for the years ended December 31, 2019 and 2018 was $65 and $129, respectively.

NOTE 5 – ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2019 and 2018 consist of the following:

	December 31, 2019	December 31, 2018

Accrued interest – related parties	$943,356	$830,260
Accrued interest – third parties	1,215,699	1,059,595
Accrued residuals	39,064	36,509
Accrued merchant equity	91,023	105,900
Other	45,338	162,545
Total accrued liabilities	$2,334,480	$2,194,809

Accrued Interest

Notes payable and convertible notes payable incur interest at rates between 10% and 15%, per annum. The accrued interest in most cases is currently in technical default due to the notes being past their maturity date.

Accrued Residuals

The Company pays commissions to independent agents which refer merchant accounts. The amounts payable to these independent agents is based upon a percentage of the amounts processed on a monthly basis by these merchant accounts.

Accrued Merchant Equity Liability

The Company provided all merchants the opportunity to earn shares of the Company’s common stock through their Merchant Equity Program (the “Program”). Under the Program, the merchant earned 1% of their total Visa/MasterCard volume processed during the first year of their contract. For example, if a merchant processes $1.0 million in credit card charges, the merchant will receive 10,000 shares of the Company’s common stock. The merchant must process with the Company for a period of three years for the shares to vest. All merchants became fully vested when the Company ended the program effective December 31, 2015.

For merchants in which the shares of common stock are not known as they are within the one-year period, the Company estimates on a quarterly basis as to the estimated amount of shares based upon the expected amount to be processed by the merchant on an annual basis. At the end of the first year, when the number of shares issuable is known, the Company makes an adjustment to the value of the shares, if needed.

The Company accounts for the value of the shares under the program as a sales incentive and thus the amounts in connection with the Program are recorded as a reduction to revenues. As of December 31, 2019, the Company has an obligation to issue approximately 776,000 shares of the Company’s common stock issuable under the Program. During the years ended December 31, 2019 and 2018, the Company issued 37,193 and 55,094 shares of common stock relieving $14,877 and $13,504 in liability under the Program, respectively.

NOTE 6 – NOTES PAYABLE AND CONVERTIBLE NOTES PAYABLE

The Company funds operations through cash flows generated from operations and the issuance of loans and notes payable. The following is a summary of loans and notes payable outstanding as of December 31, 2019 and 2018. Related parties noted below are either members of management, board of directors, significant shareholders or individuals in which have significant influence over the Company.

Loans Payable – Related Parties

In 2019 and 2018, the Company obtained $39,319 and $41,047 loans payable from related parties, net. As of December 31, 2019 and 2018, the balance of the loans payable was $93,401 and $54,082, respectively. The loans payable are due on demand, unsecured and non-interest bearing as there are no formal agreements executed.

Subordinated Notes Payable

In 2016, the Company issued $350,000 in subordinated notes payable to third parties. The subordinated notes payable were due in 30 to 180 days and incurred interest at 10% per annum. As of December 31, 2019 and 2018, accrued interest related to the subordinated notes was $118,545 and $83,545, respectively. The Company is currently in default of the subordinated note agreements.

Convertible Notes Payable

In 2017, the Company received $222,000 in convertible notes payable from related parties. The convertible notes payable are unsecured, were due in 180 days, incur interest at 10% per annum and are convertible at $0.10 per share. As of December 31, 2019 and 2018, accrued interest related to the convertible notes was $53,988 and $31,787, respectively. On the date of the agreement, Management calculated the beneficial conversion feature in connection with the convertible notes payable and recorded a discount of $222,000. The Company amortized the discount over the term of the convertible notes payable of 180 days. During the years ended December 31, 2019 and 2018, the Company amortized $-0- and $100,258 to interest expense related to the discount, respectively. The Company is currently in default on the convertible notes payable.

In 2015, the Company issued $50,000 in convertible notes payable. The convertible notes payable are unsecured, were due in nine months, incur interest at 10% per annum and are convertible at $1.00 per share. As of December 31, 2019 and 2018, the accrued interest related to the convertible notes was $20,833 and $15,833, respectively. The Company is currently in default on the convertible note payable.

In 2014, the Company issued $400,000 in convertible notes payable. The convertible notes payable are unsecured, due in periods ranging up to one year, incurring interest between 10% to 12% per annum and are convertible at prices ranging from $0.33 to $1.00 per share. In addition, the Company issued 400,000 shares of common stock in connection with the convertible notes payable. The Company had the obligation to repurchase the 400,000 shares of common stock at $1.00 per share within one year of the note issuance date. As of December 31, 2019 and 2018, the Company held the obligation to repurchase the shares for $400,000. As of December 31, 2019 and 2018, the accrued interest related to the convertible notes was $186,083 and $145,083, respectively. The Company is currently in default of the note agreements.

In 2008 and 2009, the Company issued $320,000 in convertible notes payable, of which $150,000 was from related parties. The convertible notes payable are currently due on demand, incur interest at 15% per annum, and convertible at $0.60 per share. As of December 31, 2019 and 2018, accrued interest related to the convertible notes was $516,013 and $468,012 of which $243,375 and $220,875, respectively, was due to related parties. The Company is currently in default of the notes payable agreements.

Notes Payable

In 2016, the Company issued $143,000 in notes payable to third parties. The notes payable were due in ninety days or less. During 2019, the Company paid $36,000 in notes payable. The Company is currently in default of the note agreements.

In 2007 and 2008, the Company entered into notes payable with a related party for $46,000 in proceeds. The notes payable were due on demand and incurred interest at 12% per annum. These were combined into a single note agreement in 2014. As of December 31, 2019 and 2018, the balance on the note payable was $88,136 and accrued interest related to the note payable was $49,243 and $39,921, respectively. The Company is currently in default of the note payable agreement.

In 2007, the Company entered into note payable with a third party for $128,000 in proceeds. Under the terms of the agreement the holder received a flat interest amount of $37,496. The Company is currently in default of the note payable agreement and the entire amount of $37,496 has been included within accrued interest. Since the note payable did not incur interest, the Company imputed interest at $12,800 and $12,800, respectively, which represented an interest rate of 10% per annum during the years ended December 31, 2019 and 2018.

In 2008, the Company entered into a note payable with a third party for $10,000 in total proceeds. The note payable is currently in default and have a flat interest amount due of $21,000. As of December 31, 2019 and 2018, the Company was in default of the note agreement and the entire amount of $21,000 has been included within accrued interest. Since the notes payable do not incur interest, the Company imputed interest at $1,000 and $1,000, respectively, which represented an interest rate of 10% per annum during the years ended December 31, 2019 and 2018.

In 2008, the Company entered into notes payable with a third party for $26,000 in total proceeds. The notes payable have a flat interest amount due of $80,000. During 2015, the Company received another $50,000 from the third party. During 2017, the Company entered into an agreement whereby they would repay the principal and accrued interest in the amount of $145,000 by April 4, 2018 and issue the holders 800,000 shares of common stock. The Company recorded the fair market value of the common stock issued at $336,000 based on the date of issuance as interest expense. Other than the issuance of shares of common stock, the Company did not perform under the agreement. The Company is currently in default of the note agreement.

In 2007, the Company entered into note payable with a third party for $221,800 in proceeds. The note payable is currently in default and incurs interest at 10% per annum. On September 30, 2013, the holder received an arbitration settlement for the principal and accrued interest. As of December 31, 2019 and 2018, the Company was in default of the arbitration settlement. As of December 31, 2019 and 2018, accrued interest related to the note payable was $429,861 and $389,580, respectively.

In 2007, the Company entered into note payable with a significant shareholder for $58,600 in proceeds. The note payable is currently due on demand and incurs interest at 10% per annum. As of December 31, 2019 and 2018, accrued interest related to the note payable was $70,513 and $64,653, respectively. The Company is currently in default of the note agreement.

Two significant shareholders funded the Company’s operations through notes payable in primarily 2009 and 2010 and continue to support operations on a limited basis. The notes payable incur interest at 10% per annum and were due on December 31, 2016. The Company is currently in default of the note agreements. As of December 31, 2019 and 2018, the aggregate balance of the notes payable was $620,356 and accrued interest was $575,480 and $512,945, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company entered into a lease agreement for office space commencing December 1, 2015 through November 30, 2018. The lease was guaranteed by various members of Management. The monthly rent under the lease agreement is as follows:

December 1, 2017 November 30, 2018	$7,072

The Company entered into a lease agreement for office space commencing November 15, 2018. The monthly rent under the lease agreement is as follows:

November 15, 2018 November 14, 2019	$5,443

November 15, 2019 November 14, 2020	$5,606

The month December 15, 2018 – January 14, 2019 is a free rent month per the terms of the agreement.

Total rent expense for the years ended December 31, 2019 and 2018 was $84,763 and $101,663, respectively.

On November 29, 2018, the Company entered into an option to purchase its current facility under the terms and conditions of the lease along with a $50,000 deposit. The option to purchase the facility was never executed and per the terms of the September 26, 2019 settlement and mutual release agreement the $50,000 deposit will be returned, with $25,000 returned on October 8, 2019 and the balance of $25,000 was returned on February 18, 2020.

Per the terms of the lease agreement for office space, the lessor executed an option to terminate the lease effective February 18, 2020.

See Note 10 for subsequent events.

Litigation

Shareholder Lawsuit

In March 2016, a significant shareholder (“Plaintiff”) of the Company filed a lawsuit against the Company in the state of California alleging breach of contract, fraud and negligent misrepresentation based on supposed oral promises in 2013 to give Plaintiff’s company shares in exchange for stocks in another company and a 2014 consulting agreement. The Company strongly disputed all claims made in the lawsuit. On April 20, 2017, the Company filed an answer that denied each and every purported allegation and cause of action and further denied that they caused any damage or loss. The Company reached an agreement resulting in a voluntary dismissal of the civil case on July 5, 2017. The Plaintiff was not able to fulfill the proper documentation within the allotted 180 days and the 3,450,000 shares of AppTech Corp stock were properly cancelled in 2019.

Former Shareholders Lawsuits

In April 2014, a shareholder of AppTech filed a lawsuit against the Company in the State of Washington claiming breach of contract related to the sale / transfer of unregistered shares at the time of AppTech acquisition. On August 13, 2014, the Company notified the transfer agent and placed a ’Stop Order’ on the shares. The shareholder claims that the 2.5 million shares received are unrestricted and should be reflected as such. On August 19, 2014, the Company filed a motion to dismiss the lawsuit. The lawsuit was dismissed on October 31, 2014.

In November 2017, two shareholders of AppTech, one who previously filed the 2014 lawsuit in the State of Washington, filed another lawsuit against the Company in the State of California, claiming the same accusations as the previously filed lawsuit which was dismissed. The lawsuit has been transferred to the United States District Court for the Southern District of California. The Company filed the defendants answer, affirmative defenses and counter claims. Management believes that the Plaintiff misrepresented and misled AppTech during the merger. The court has encouraged the parties to settle. Even though the Company believes the lawsuit is without merit and will vigorously defend, the Company has made several offers to settle. On December 19, 2019, the Company entered into a settlement and release agreement. The Company has recorded the liability as of December 31, 2019 for the total obligation of $240,000 to be paid out over three years beginning February 15, 2020. The 2019 impact is recorded in other expenses. A stipulation for dismissal of action has been filed with the courts. The first payment of $20,000 due February 15, 2020 has been paid timely.

Former Board of Director Member Lawsuit

In July 2018, a former Board of Director’s member filed a lawsuit, in the United States District Court for the Southern District of California, alleging various claims for relief. The Company reached an agreement, with no consideration paid that resulted in a voluntary dismissal with prejudice and dismissed all claims on November 14, 2018.

Former Landlord Lawsuit

In September 2018, the landlord for our former office space lease filed a limited civil lawsuit against the Company in the State of California. The Company reached an agreement that resulted in a stipulation for judgment on October 28, 2018. The stipulated judgment was for $42,432 including attorney fees and court costs plus interest for which the Company recorded as a liability as of December 31, 2018. The stipulated judgment was paid in full on August 16, 2019.

Patent Acquisition Lawsuit

In September 2018, a complaint was filed in San Diego superior court for a breach of contract arising from a written agreement for the purchase of a judgment to which AppTech was not a party. The purchase of the judgment was part of the transaction to acquire the patents. AppTech substantially performed under the agreement but the second agreement to extend the final payment was executed under duress. On October 26, 2018, the Company filed an answer that denied each and every purported allegation and cause of action and further denied that they caused any damage or loss. On December 3, 2019, the Company entered into a conditional settlement providing the terms of the conditional settlement have been completed by October 1, 2020. The conditional settlement amount of $150,000 is paid in monthly installments of $15,000. The installments, due the end of each month, have been paid through February 2020.

Significant Contract

In January 2019, the Company entered into an agreement with a broker dealer to provide capital raising activities. Under the terms of the agreement the broker dealer is to make a minimum of $90,000 in advisory fees. In addition, there are various other provisions within the agreement which include a 10% placement fee, warrants to purchase common stock, a 4% transaction fee, etc.

Employee versus Contractor Classification

The Company compensates various individuals as consultants. Annually, these consultants are issued Form 1099s for amounts paid to them. In addition, these consultants do not have arrangements in which specify compensation payable to them. The Company risks potential tax and legal actions if these consultants are deemed to be employees by governmental agencies.

NOTE 8 – STOCKHOLDERS’ DEFICIT

Series A Preferred Stock

The Company is authorized to issue 100,000 shares of $0.001 par value Series A preferred stock (“Series A”). There were fourteen (14) shares of Series A preferred stock outstanding as of December 31, 2019 and 2018. The holders of Series A preferred stock are entitled to one vote per share on an “as converted” basis on all matters submitted to a vote of stockholders and are not entitled to cumulate their votes in the election of directors. The holders of Series A preferred stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available, therefore on a pro rata basis according to their holdings of shares of Series A preferred stock, on an as converted basis. In the event of liquidation or dissolution of the Company, holders of Series A preferred stock are entitled to share ratably in all assets remaining after payment of liabilities and have no liquidation preferences. Holders of Series A preferred stock have a right to convert each share of Series A into 780 shares common stock.

Common Stock

The Company is authorized to issue 1,000,000,000 shares of $0.001 par value common stock. There were 84,153,825 and 86,797,132, respectively, shares of common stock outstanding as of December 31, 2019 and 2018. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and are not entitled to cumulate their votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the board of directors out of funds legally available, therefore subject to the prior rights of holders of any outstanding shares of preferred stock and any contractual restrictions against the payment of dividends on common stock. In the event of liquidation or dissolution of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive or other subscription rights and no right to convert their common stock into any other securities.

During the years ended December 31, 2019 and 2018, the Company issued 454,500 and 1,758,000, respectively, shares of common stock to several consultants in connection with business development and professional services. The Company valued the common stock issuances at $91,414 and $1,547,388, respectively, based upon the closing market price of the Company’s common stock on the date in which the performance was complete. The amounts were expensed to general and administrative expenses on the accompanying consolidated statements of operations.

During the years ended December 31, 2019 and 2018, the Company issued 40,000 and 50,000 shares of common stock to the landlord in lieu of rent, respectively. The Company valued the common stock issuance at $18,400 and $25,500, respectively, based upon the closing market price of the Company’s common stock on the date in which the performance was complete. The amount was expensed to general and administrative expenses on the accompanying consolidated statements of operations.

See Note 4 for common stock issued in connection with the acquisition of patents.

See Note 5 for common stock issued for the merchant equity liability.

See Note 6 for common stock issued for interest expense.

Common Stock Repurchase Option

On May 1, 2018, the Company entered into a common stock repurchase option agreement to purchase 500,000 shares of common stock from a third party at $0.10 per share. The Company assigned its rights to the repurchase option agreement to a third party in exchange for compensation. The common stock repurchase options were exercised on May 15, 2018 and March 8, 2019 for which the Company received $37,500 and $123,750, respectively, in proceeds from which was recorded as additional paid-in capital.

On June 3, 2019, the Company entered into a common stock repurchase option agreement to purchase 2,000,000 shares of common stock from the former President of the Company at $0.05 per share. The Company assigned its rights to the repurchase option agreement to a third party in exchange for compensation. The common stock repurchase option was exercised on June 3, 2019 and December 20, 2019 for which the Company received $500,000 and $112,500 in proceeds for which was recorded as additional paid-in capital, respectively.

NOTE 9 – INCOME TAXES

The Company’s net deferred tax assets at December 31, 2019 and 2018 is approximately $2,037,000 and $1,781,000, respectively, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2019 and 2018, the Company provided a 100% valuation allowance against the net deferred tax assets. During the years ended December 31, 2019 and 2018, the valuation allowance increased by approximately $256,000 and $173,000, respectively.

At December 31, 2017, the applicable federal rate used in calculating the deferred tax provision was 21%. The Tax Cuts and Jobs Act reduced the federal corporate tax rate used in calculating the deferred income tax liability from 34% to 21%, as a result the Company has adjusted its deferred income tax liabilities for this reduction. This resulted in a one-time reduction of approximately $654,000 to the net deferred tax assets and corresponding valuation allowance for the year ended December 31, 2017.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2014. The Company currently is not under examination by any tax authorities.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855 and has determined that no material subsequent events exist other than those disclosed below.

Operating Lease

The Company entered into a lease agreement for office space commencing February 8, 2020 through January 31, 2025.

On January 22, 2020, the Company also entered into a six-month option to purchase the facility under the terms and conditions of the lease.

Stock Based Compensation

On January 26, 2020, The Company issued 175,000 shares of Common Stock to a consultant in connection with business development. The Company valued the Common Stock at $148,750 based on the closing market price of the Company’s Common Stock on the date in which the performance was complete.

Common Stock Repurchase Option

On January 23, 2020, the Company entered into a common stock repurchase option agreement to purchase or assign 300,000 shares of common stock from a third party at $0.05 per share. The Company assigned its rights to the repurchase option agreement to a third party in exchange for compensation. The common stock repurchase options were exercised on January 26, 2020 for which the Company received $98,750 in proceeds for which was recorded as additional paid-in capital.

On February 26, 2020, the Company entered into a common stock repurchase option agreement to purchase or assign 266,115 shares of common stock from a third party at $0.05 per share. The Company assigned its rights to the repurchase option agreement to a third party in exchange for compensation. The common stock repurchase option was exercised on February 27, 2020 for which the Company received $25,281 in proceeds for which was recorded as additional paid-in capital.

On March 18, 2020, the Company entered into a common stock repurchase option agreement to purchase or assign 250,000 shares of common stock from a third party at $0.05 per share. The Company assigned its rights to the repurchase option agreement to a third party in exchange for compensation. The common stock repurchase option was exercised on March 19, 2020 for which the Company received $62,500 in proceeds for which was recorded as additional paid-in capital.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. Since we derive our revenues from processing of purchases from our merchant services clients, a downturn in economic activity, such as associated with the current coronavirus pandemic, could reduce the volume of purchases we process, and thus our revenues. In addition, such a downturn could cause our merchant customers to cease operations permanently decreasing our payment processing unless new customers are found. We may also face additional difficulty in raising capital during an economic downturn. The effects of the potential impact cannot be estimated at this time.

Additionally, it is reasonably possible that the estimates made in the financial statements have been, or will be materially and adversely impacted in the near term as a result of these conditions.

See Note 7 for additional subsequent events.

APPTECH CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2020 and DECEMBER 31, 2019

(UNAUDITED)

	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash	$46,316	$24,159
Accounts receivable	38,227	29,836
Deposit escrow	—	25,000
Security deposit	—	5,948
Total current assets	84,543	84,943
Right of use asset	265,120	—
Security deposit	7,536	—
TOTAL ASSETS	$357,199	$84,943

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$1,862,643	$1,707,878
Accrued liabilities	2,552,712	2,334,480
Right of use liability	50,035	—
Stock repurchase liability	430,000	430,000
Loans payable related parties	51,401	93,401
Convertible notes payable	620,000	620,000
Convertible notes payable related parties	372,000	372,000
Notes payable	1,172,281	1,104,081
Notes payable related parties	708,493	708,493
Total current liabilities	7,819,565	7,370,333

Long-term liabilities
Accounts payable	—	160,000
Right of use liability	238,174	—
Total long-term liabilities	238,174	160,000

TOTAL LIABILITIES	8,057,739	7,530,333
Commitments and contingencies (Note 8)
Stockholders’ Deficit
Series A preferred stock; $0.001 par value; 100,000 shares authorized; 14 shares issued and outstanding at September 30, 2020 and December 31, 2019	—	—
Common stock, $0.001 par value; 1,000,000,000 shares authorized; 87,821,825 and 84,153,825 and outstanding at September 30, 2020 and December 31, 2019, respectively	87,822	84,154
Additional paid-in capital	35,870,457	33,230,869
Accumulated deficit	(43,658,819)	(40,760,413)
Total stockholders’ deficit	(7,700,540)	(7,445,390)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$357,199	$84,943

See accompanying notes to the consolidated financial statements.

APPTECH CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND THE NINE MONTHS ENDED SEPTEMBER 30, 2020 and 2019

(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2020	2019	2020	2019
Revenues	$105,357	$66,532	$241,367	$190,411
Cost of revenues	48,759	26,548	103,721	75,099
Gross profit	56,598	39,984	137,646	115,312
Operating expenses:
General and administrative, including stock based compensation of $1,066,386, $46,000, $2,357,125 and $89,134, respectively	1,089,808	315,321	2,781,912	743,210
Research and development	2,999	33,212	49,250	62,350
Total operating expenses	1,092,807	348,533	2,831,162	805,560
Loss from operations	(1,036,209)	(308,549)	(2,693,516)	(690,248)
Other income (expenses)
Forgiveness of Debt	—	—	9,000	—
Interest expense	(71,723)	(71,087)	(213,890)	(217,722)
Total other expenses	(71,723)	(71,087)	(204,890)	(217,722)
Loss before provision for income taxes	(1,107,932)	(379,636)	(2,898,406)	(907,970)
Provision for income taxes	—	—	—	—
Net loss	$(1,107,932)	$(379,636)	$(2,898,406)	$(907,970)
Basic and diluted net loss per common share	$(0.01)	$(0.00)	$(0.03)	$(0.01)
Weighted-average number of shares used basic and diluted per share amounts	86,984,021	84,073,281	85,941,115	84,482,903

See accompanying notes to the consolidated financial statements.

APPTECH CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE THREE MONTHS AND THE NINE MONTHS ENDED SEPTEMBER 30, 2020 and 2019

(UNAUDITED)

	Series A Preferred			Common Stock		Additional Paid-	Accumulated	Stockholders’
	Shares	Amount		Shares	Amount	in Capital	Deficit	Deficit
Balance June 30, 2019	14		$—	83,946,632	$83,947	$33,030,119	$(39,945,538)	$(6,831,472)
Net loss	—		—	—	—	—	(379,635)	(379,635)
Imputed interest	—		—	—	—	3,450	—	3,450
Common stock issued for merchant equity program	—		—	37,193	37	14,840	—	14,877
Common stock issued for services	—		—	115,000	115	45,885	—	46,000
Proceeds from sale of repurchase option	—		—	—	—	—	—	—
Balance September 30, 2019	14		$—	84,098,825	$84,099	$33,094,294	$(40,325,173)	$(7,146,780)

Balance December 31, 2018	14		$—	86,797,132	$86,797	$32,284,735	$(39,417,203)	$(7,045,671)
Net loss	—		—	—	—	—	(907,970)	(907,970)
Imputed interest	—		—	—	—	10,350	—	10,350
Common stock issued for subscriptions	—		—	275,000	275	68,475	—	68,750
Common stock issued for merchant equity program	—		—	37,193	37	14,840	—	14,877
Common stock issued for services	—		—	439,500	440	88,694	—	89,134
Common stock cancelled	—		—	(3,450,000)	(3,450)	3,450	—	—
Proceeds from sale of repurchase option	—		—	—	—	623,750	—	623,750
Balance September 30, 2019	14		$—	84,098,825	$84,099	$33,094,294	$(40,325,173)	$(7,146,780)

Balance June 30, 2020	14		$—	86,677,825	$86,678	$34,731,765	$(42,550,887)	$(7,732,444)
Net loss	—		—	—	—	—	(1,107,932)	(1,107,932)
Imputed interest	—		—	—	—	3,450	—	3,450
Common stock issued for services	—		—	1,044,000	1,044	924,397	—	925,441
Common stock issued for services with warrant exercise	—		—	100,000	100	165,845	—	165,945
Proceeds from sale of repurchase option	—		—	—	—	45,000	—	45,000
Balance September 30, 2020	14	$		87,821,825	$87,822	$35,870,457	$(43,658,819)	$(7,700,540)

Balance December 31, 2019	14		$—	84,153,825	$84,154	$33,230,869	$(40,760,413)	$(7,445,390)
Net loss	—		—	—	—	—	(2,898,406)	(2,898,406)
Imputed interest	—		—	—	—	10,350	—	10,350
Common stock issued for services	—		—	3,568,000	3,568	2,212,612	—	2,216,180
Common stock issued for services with warrant exercise	—		—	100,000	100	165,845	—	165,945
Proceeds from sale of repurchase option	—		—	—	—	250,781	—	250,781
Balance September 30, 2020	14		$—	87,821,825	$87,822	$35,870,457	$(43,658,819)	$(7,700,540)

See accompanying notes to the consolidated financial statements.

APPTECH CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 and 2019

(UNAUDITED)

	September 30, 2020	September 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,898,406)	$(907,970)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock issued for services	2,063,680	89,134
Stock issued for exercise of warrants	140,945	—
Imputed interest on notes payable	10,350	10,350
Depreciation and amortization	—	49
Changes in operating assets and liabilities:
Accounts receivable	(8,391)	(5,406)
Accounts payable	147,265	8,687
Accrued liabilities	218,233	211,920
Right of use asset and liability	23,089	—
Net cash used in operating activities	(303,235)	(593,236)

CASH FLOWS FROM INVESTING ACTIVITIES
Deposit escrow	25,000	(50,000)
Security deposit	(1,589)	—
Net cash provided by (used in) investing activities	23,411	(50,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds on loans payable - related parties	750	120,000
Payments on loans payable - related parties	(42,750)	(41,000)
Proceeds on note payable	68,200	—
Payments on notes payable	—	(36,000)
Proceeds from sale of repurchase option	250,781	623,750
Proceeds from exercise of warrants	25,000	—
Proceeds from sale of common stock	—	68,750
Net cash provided by financing activities	301,981	735,500

Changes in cash and cash equivalents	22,157	92,264
Cash and cash equivalents, beginning of period	24,159	1,384
Cash and cash equivalents, end of period	$46,316	$93,648

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$1,805
Cash paid for income taxes	$—	$—

NON CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for conversion of accounts payable	$152,500	$—
Common stock issued for merchant equity liability	$—	$14,877

See accompanying notes to the consolidated financial statements.

 APPTECH CORP. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

AppTech Corp. (“AppTech” or the “Company”) is a Wyoming Corporation incorporated on July 2, 1998.

AppTech Corp. is a FinTech company providing electronic payment processing technologies and merchant services. This includes credit card processing, Automated Clearing House (“ACH”) processing, gift and loyalty cards and e-commerce. The Company expanded its core services to include global Short Messaging Service (“SMS”) patented text messaging and secure mobile payments. The patented two-way text chat platform enables secure SMS services including mobile payments, notifications, authentication, marketing, information queries and reporting. Other services include digital marketing, lead generation, mobile app development, and intellectual property rights development.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Also see Note 3.

Accounting Method

The accompanying unaudited financial statements of AppTech Corp. have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”) for interim financial information and in accordance with Rule 8-03 of Regulation S-X. Certain information and disclosures normally included in the annual financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim financial statements should be read in conjunction with the audited annual financial statements of the Company as of and for the year ended December 31, 2019. The results of operations for the three months and nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the full year.

Principles of Consolidation

The Company’s accounts include financials of the Company and its wholly owned subsidiaries, Transcendent One, Inc. and TransTech One, LLC. All significant inter-company transactions have been eliminated in consolidation. The operations of Transcendent One, Inc. and TransTech One, LLC are insignificant and the Company dissolved the subsidiaries on October 8, 2019.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimated liabilities related to various vendors in which communications have ceased, contingent liabilities, and realization of tax deferred tax assets. Actual results could differ from those estimates.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits of $250,000 per institution that pays Federal Deposit Insurance Corporation (“FDIC”) insurance premiums. The Company has never experienced any losses related to these balances.

The accounts receivable from merchant services are paid by the financial institutions on a monthly basis. The Company currently uses four financial institutions to service their merchants for which represented 100% of accounts receivable as of September 30, 2020 and 2019. The loss of one of these financial institutions would not have a significant impact on the Company’s operations as there are additional financial institutions available to the Company. For the nine months ended September 30, 2020 and 2019, the one merchant (customer) represented approximately 36% and 40% of the total revenues, respectively. The loss of this customer would have significant impact on the Company’s operations.

Cash and Cash Equivalents

The Company classifies its highly liquid investments with maturities of three months or less at the date of purchase as cash equivalents. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations of each investment as of the balance sheet date for each reporting period. The Company classifies its investments as either short-term or long-term based on each instrument’s underlying contractual maturity date. Investments with maturities of less than 12 months are classified as short-term and those with maturities greater than 12 months are classified as long-term. The cost of investments sold is based upon the specific identification method.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable is recorded net of an allowance for doubtful accounts, if needed. The Company considers any changes to the financial condition of its financial institutions used and any other external market factors that could impact the collectability of its receivables in the determination of its allowance for doubtful accounts. The Company does not expect to have write-offs or adjustments to accounts receivable which could have a material adverse effect on its consolidated financial position, results of operations or cash flows as the portion which is deemed uncollectible is already taken into account when the revenue is recognized.

Revenue Recognition

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, codified as Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers, which provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The Company adopted ASC 606 effective January 1, 2019 using modified retrospective basis and the cumulative effect was immaterial to the consolidated financial statements.

The Company provides merchant processing solutions for credit cards and electronic payments. In all cases, the Company acts as an agent between the merchant which generates the credit card and electronic payments, and the bank which processes such payments. The Company’s revenue is generated on services priced as a percentage of transaction value or a specified fee transaction, depending on the card or transaction type. Revenue is recorded as services are performed which is typically when the bank processes the merchant’s credit card and electronic payments.

The Company provides various Cloud services to business clients. Revenues generated from the services as agreed upon in a Cloud Service Agreement. The revenue is recorded as the services are performed and billed in advance on a monthly basis. Revenues from these services represent less than 5% of the Company’s total revenues.

Consideration paid to customers, such as amounts earned under our customer equity incentive program, are recorded as a reduction to revenues.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1	Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2	Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

Level 3	Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, vendor deposits, accounts payable, accrued expenses, etc. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments.

Research and Development

In accordance with ASC 730, Research and Development (“R&D”) costs are expensed when incurred. R&D costs include costs of acquiring patents and other unproven technologies, contractor fees and other costs associated with the development of the SMS short code texting platform, contract and other outside services. Total R&D costs for the nine months ended September 30, 2020 and 2019 were $49,250 and $62,350, respectively.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by the straight-line method (after taking into account their respective estimated residual values) over the assets estimated useful life of five (5) years. Upon sale or retirement of equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the consolidated statements of operations.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. As of September 30, 2020 and December 31, 2019, there were no asset impairments.

Lease Commitment

The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. The Company has lease agreements which include lease and non-lease components, which the Company has elected to account for as a single lease component for all classes of underlying assets. Lease expense for variable lease components are recognized when the obligation is probable.

Operating lease right of use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease payments are recognized as lease expense on a straight-line basis over the lease term. The Company primarily leases buildings (real estate) which are classified as operating leases. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As an implicit interest rate is not readily determinable in the Company’s leases, the incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments.

The lease term for all of the Company’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. Options for lease renewals have been excluded from the lease term (and lease liability) for the majority of the Company’s leases as the reasonably certain threshold is not met.

Lease payments included in the measurement of the lease liability are comprised of fixed payments, variable payments that depend on index or rate, and amounts probable to be payable under the exercise of the Company option to purchase the underlying asset if reasonably certain.

Variable lease payments not dependent on a rate or index associated with the Company’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed as probable. Variable lease payments are presented as operating expenses in the Company’s statement of operations in the same line as expense arising from fixed lease payments. As of September 30, 2020, management determined that there were no variable lease costs.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

The Company’s income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known. As of September 30, 2020 and 2019, the Company does not believe any provisions are required in connection with uncertain tax positions as there are none.

Per Share Information

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period.

As of September 30, 2020 and 2019, the Company had potential dilutive securities related to options, warrants, Series A preferred stock and convertible notes payable. These dilutive securities were not included within the calculation of dilutive net loss per common share as the effects would have been anti-dilutive.

Convertible Debt

Convertible debt is accounted for under the guidelines established by ASC 470-20 Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the value of additional stock and other consideration in addition to the beneficial conversion feature may reduce the carrying value of the instrument to zero, but no further. The discounts are accreted over the term of the debt using the straight line method due to the short terms of the notes.

The Company accounts for modifications of its embedded beneficial conversions, in accordance with ASC 470-50 Modifications and Extinguishments. ASC 470-50 requires the modification of a convertible debt instrument that changes the fair value of an embedded conversion feature and the subsequent recognition of interest expense or the associated debt instrument when the modification does not result in a debt extinguishment.

Stock Based Compensation

The Company recognizes as compensation expense all share-based payment awards made to employees, directors, and consultants including grants of stock options and warrants, based on estimated fair values. Fair value is generally determined based on the closing price of the Company’s common stock on the date of grant and is recognized over the service period. The Company has several consulting agreements that have share based payment awards based on performance. These agreements typically require the Company to issue common stock to the consultants on a monthly basis. The Company records the fair market value of the common stock issuable at each month end when the performance is complete based upon the closing market price of the Company’s common stock.

New Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – GOING CONCERN

As reflected in the accompanying consolidated financial statements, during the nine months ended September 30, 2020 and 2019, the Company incurred a net loss of $2,898,406 and $907,970 and used cash of $303,235 and $593,236 in operating activities. In addition, the Company had a working capital deficit of $7,735,022 and an accumulated deficit of $43,658,819 at September 30, 2020. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. We have evaluated the conditions or events that raise substantial doubt about the Company’s ability as a going concern within one year of issuance of the consolidated financial statements.

While the Company is continuing operations and generating revenues, the Company’s cash position is not significant enough to support the Company’s daily operations. To fund operations and reduce the working capital deficit, we intend to raise additional funds through public or private debt and/or equity offerings. During 2020, the Company raised $274,614 from eight sales of a repurchase option and $25,000 from warrants exercised to fund operations. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern, however, such are not guaranteed. While the Company believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect, nor can there be assurance that such funds will be at acceptable terms. As of the date of these consolidated financial statements, the Company has not finalized a commitment for additional capital. The ability of the Company to continue as a going concern is dependent upon our ability to further implement its business plan and generate revenues and cash flows. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and uncertainties

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. Since we derive our revenues from processing of purchases from our merchant services clients, a downturn in economic activity, such as associated with the current coronavirus pandemic, could reduce the volume of purchases we process, and thus our revenues. In addition, such a downturn could cause our merchant customers to cease operations permanently decreasing our payment processing unless new customers are found. We may also face additional difficulty in raising capital during an economic downturn. The effects of the pandemic had significant impact on revenue at the beginning of the pandemic and began to return to normal after several months. The continuing effects of the potential impact cannot be estimate at this time.

Additionally, it is reasonably possible that the estimates made in the financial statements have been, or will be materially and adversely impacted in the near term as a result of these conditions.

NOTE 4 – PATENTS

Patents

On June 22, 2017, AppTech executed an Amendment to Asset Purchase Agreement with GlobalTel Media, Inc. In connection with the asset purchase agreement, 5,000,000 shares of common stock were issued to GlobalTel Media, Inc. The Company valued the common stock issuance at $1,000,000 based on the closing market price of the Company’s common stock on the date in which the performance was complete. This amendment revived the original asset purchase agreement dated December 4, 2013 to purchase the assets of GlobalTel Media, Inc. (AppTech and GlobalTel agree that the asset purchase agreement dated September 30, 2015 is null and void), which include, but is not limited to, all intellectual property, United States Patent Trademark Office (“USPTO”) issued patents, enterprise-grade, patent protected software and intellectual property for advanced messaging incorporating secure payments, databases, documentation, copyrights, trademarks, registrations, and all current development work in process of USPTO application approval; more specifically but not limited to USPTO 8,073,895 & 8,572,166 “System and Method for Delivering Web Content to a Mobile Device”, USPTO 8,315,184 “Computer to Mobile Two-Way Chat System and Method”, and USPTO 8,369,828 “Mobile-to-Mobile Payment System and Method”. GlobalTel’s technology focuses on SMS text-based applications, social media and mobile payment. The USPTO assigned the patents to AppTech on July 25, 2017. AppTech, as part of the various agreements, agreed to pay $1,600,000 which included an assumption of certain liabilities, including costs incurred to continue development of the patents, as well as guaranteed payment of 25% of the net proceeds on revenue created by the patents up to $26,600,000. As of September 30, 2020 and December 31, 2019, amounts included in accounts payable related to the assumption of liabilities in connection with the patents were $340,500 and $415,000, respectively. The Company has expensed the cost of the patents as research and development costs as the future estimated cash flow expected cannot be reasonably estimated.

NOTE 5 – ACCRUED LIABILITIES

Accrued liabilities as of September 30, 2020 and December 31, 2019 consist of the following:

	September 30, 2020	December 31, 2019

Accrued interest – related parties	$1,010,505	$943,356
Accrued interest – third parties	1,352,090	1,215,699
Accrued residuals	55,068	39,064
Accrued merchant equity	91,023	91,023
Other	44,026	45,338
Total accrued liabilities	$2,552,712	$2,334,480

Accrued Interest

Notes payable and convertible notes payable incur interest at rates between 10% and 15%, per annum. The accrued interest in most cases is currently in technical default due to the notes being past their maturity date.

Accrued Residuals

The Company pays commissions to independent agents which refer merchant accounts. The amounts payable to these independent agents is based upon a percentage of the amounts processed on a monthly basis by these merchant accounts.

Accrued Merchant Equity Liability

The Company provided all merchants the opportunity to earn shares of the Company’s common stock through their Merchant Equity Program (the “Program”). Under the Program, the merchant earned 1% of their total Visa/MasterCard volume processed during the first year of their contract. For example, if a merchant processes $1.0 million in credit card charges, the merchant will receive 10,000 shares of the Company’s common stock. The merchant must process with the Company for a period of three years for the shares to vest. All merchants became fully vested when the Company ended the program effective December 31, 2015.

For merchants in which the shares of common stock are not known as they are within the one-year period, the Company estimates on a quarterly basis as to the estimated amount of shares based upon the expected amount to be processed by the merchant on an annual basis. At the end of the first year, when the number of shares issuable is known, the Company makes an adjustment to the value of the shares, if needed.

The Company accounts for the value of the shares under the program as a sales incentive and thus the amounts in connection with the Program are recorded as a reduction to revenues. As of September 30, 2020, the Company has an obligation to issue approximately 776,000 shares of the Company’s common stock issuable under the Program. During the year ended December 31, 2019, the Company issued 37,193 shares of common stock relieving $14,877 in liability under the program.

NOTE 6 – NOTES PAYABLE AND CONVERTIBLE NOTES PAYABLE

The Company funds operations through cash flows generated from operations and the issuance of loans and notes payable. The following is a summary of loans and notes payable outstanding as of September 30, 2020 and December 31, 2019. Related parties noted below are either members of management, board of directors, significant shareholders or individuals in which have significant influence over the Company.

Loans Payable – Related Parties

During the nine months ended September 30, 2020 and 2019, the Company obtained (paid) $(42,000) and $79,000 loans payable from related parties, net. As of September 30, 2020 and December 31, 2019, the balance of the loans payable was $51,401 and $93,401, respectively. The loans payable are due on demand, unsecured and non-interest bearing as there are no formal agreements executed.

Subordinated Notes Payable

In 2016, the Company issued $350,000 in subordinated notes payable to third parties. The subordinated notes payable were due in 30 to 180 days and incurred interest at 10% per annum. As of September 30, 2020 and December 31, 2019, accrued interest related to the subordinated notes was $144,795 and $118,545, respectively. The Company is currently in default of the subordinated note agreements.

Convertible Notes Payable

In 2017, the Company received $222,000 in convertible notes payable from related parties. The convertible notes payable are unsecured, were due in 180 days, incur interest at 10% per annum and are convertible at $0.10 per share. As of September 30, 2020 and December 31, 2019, accrued interest related to the convertible notes was $70,638 and $53,988, respectively. On the date of the agreement, Management calculated the beneficial conversion feature in connection with the convertible notes payable and recorded a discount of $222,000. The Company amortized the discount over the term of the convertible notes payable of 180 days. The Company is currently in default on the convertible notes payable.

In 2015, the Company issued $50,000 in convertible notes payable. The convertible notes payable are unsecured, were due in nine months, incur interest at 10% per annum and are convertible at $1.00 per share. As of September 30, 2020 and December 31, 2019, the accrued interest related to the convertible notes was $24,584 and $20,833, respectively. The Company is currently in default on the convertible note payable.

In 2014, the Company issued $400,000 in convertible notes payable. The convertible notes payable are unsecured, due in periods ranging up to one year, incurring interest between 10% to 12% per annum and are convertible at prices ranging from $0.33 to $1.00 per share. In addition, the Company issued 400,000 shares of common stock in connection with the convertible notes payable. The Company had the obligation to repurchase the 400,000 shares of common stock at $1.00 per share within one year of the note issuance date. As of September 30, 2020 and December 31, 2019, the Company held the obligation to repurchase the shares for $400,000. As of September 30, 2020 and December 31, 2019, the accrued interest related to the convertible notes was $216,833 and $186,083, respectively. The Company is currently in default of the note agreements.

In 2008 and 2009, the Company issued $320,000 in convertible notes payable, of which $150,000 was from related parties. The convertible notes payable are currently due on demand, incur interest at 15% per annum, and convertible at $0.60 per share. As of September 30, 2020 and December 31, 2019, accrued interest related to the convertible notes was $552,013 and $516,013 of which $260,250 and $243,375, respectively, was due to related parties. The Company is currently in default of the notes payable agreements.

Notes Payable

In 2020, the Company entered into a note payable with U.S. Small Business Administration for $68,200 in proceeds. The notes payable incurred a $100 fee upon issuance and incurs interest at 3.75% per annum. All payments of principle and interest are deferred for twelve months with the first $333 payment due July 1, 2021. As of September 30, 2020 the balance of the note payable was $68,300 and accrued interest was $640.

In 2016, the Company issued $143,000 in notes payable to third parties. The notes payable were due in ninety days or less. During 2019, the Company paid $36,000 in notes payable. The Company is currently in default of the note agreements.

In 2007 and 2008, the Company entered into notes payable with a related party for $46,000 in proceeds. The notes payable were due on demand and incurred interest at 12% per annum. These were combined into a single note agreement in 2014. As of September 30, 2020 and December 31, 2019, the balance on the note payable was $88,136 and accrued interest related to the note payable was $57,235 and $49,243, respectively. The Company is currently in default of the note payable agreement.

In 2007, the Company entered into note payable with a third party for $128,000 in proceeds. Under the terms of the agreement the holder received a flat interest amount of $37,496. The Company is currently in default of the note payable agreement and the entire amount of $37,496 has been included within accrued interest. Since the note payable did not incur interest, the Company imputed interest at $9,600 and $9,600, respectively, which represented an interest rate of 10% per annum during the nine months ended September 30, 2020 and 2019.

In 2008, the Company entered into a note payable with a third party for $10,000 in total proceeds. The note payable is currently in default and has a flat interest amount due of $21,000. As of September 30, 2020 and December 31, 2019, the Company was in default of the note agreement and the entire amount of $21,000 has been included within accrued interest. Since the notes payable do not incur interest, the Company imputed interest at $750 and $750, respectively, which represented an interest rate of 10% per annum during the nine months ended September 30, 2020 and 2019.

In 2008, the Company entered into notes payable with a third party for $26,000 in total proceeds. The notes payable have a flat interest amount due of $80,000. During 2015, the Company received another $50,000 from the third party. During 2017, the Company entered into an agreement whereby they would repay the principal and accrued interest in the amount of $145,000 by April 4, 2018 and issue the holders 800,000 shares of common stock. The Company recorded the fair market value of the common stock issued at $336,000 based on the date of issuance as interest expense. Other than the issuance of shares of common stock, the Company did not perform under the agreement. The Company is currently in default of the note agreement.

In 2007, the Company entered into note payable with a third party for $221,800 in proceeds. The note payable is currently in default and incurs interest at 10% per annum. On September 30, 2013, the holder received an arbitration settlement for the principal and accrued interest. As of September 30, 2020 and December 31, 2019, the Company was in default of the arbitration settlement. As of September 30, 2020 and December 31, 2019, accrued interest related to the note payable was $460,072 and $429,861, respectively.

In 2007, the Company entered into note payable with a significant shareholder for $58,600 in proceeds. The note payable is currently due on demand and incurs interest at 10% per annum. As of September 30, 2020 and December 31, 2019, accrued interest related to the note payable was $74,908 and $70,513, respectively. The Company is currently in default of the note agreement.

Two significant shareholders funded the Company’s operations through notes payable in primarily 2009 and 2010 and continue to support operations on a limited basis. The notes payable incur interest at 10% per annum and were due on December 31, 2016. The Company is currently in default of the note agreements. As of September 30, 2020 and December 31, 2019, the aggregate balance of the notes payable was $620,355 and $591,114 accrued interest was $622,382 and $575,480, respectively.

NOTE 7 – RIGHT OF USE ASSET

Lease Agreement

In January 2020, the Company entered into a lease agreement commencing February 8, 2020 for its current facility which expires in 2025. The term of the lease is for five years. The Company also entered into a six month option to purchase its current facility under terms and conditions of the lease. At inception of the lease, the Company recorded a right of use asset and liability. The Company used an effective borrowing rate of 12% within the calculation. The following are the expected lease payments as of September 30, 2020, including the total amount of imputed interest related:

Years ended December 31, :

2020	$20,089
2021	82,561
2022	85,039
2023	87,590
2024	90,217
2025	7,536
$373,032
Less: Imputed interest	(84,823)
Total	$288,209

NOTE 8 - COMMITMENTS AND CONTIGENCIES

Litigation

Shareholder Lawsuit

In March 2016, a significant shareholder (“Plaintiff”) of the Company filed a lawsuit against the Company in the state of California alleging breach of contract, fraud and negligent misrepresentation based on supposed oral promises in 2013 to give Plaintiff’s company shares in exchange for stocks in another company and a 2014 consulting agreement. The Company strongly disputed all claims made in the lawsuit. On April 20, 2017, the Company filed an answer that denied each and every purported allegation and cause of action and further denied that they caused any damage or loss. The Company reached an agreement resulting in a voluntary dismissal of the civil case on July 5, 2017. The Plaintiff was not able to fulfill the proper documentation within the allotted 180 days and the 3,450,000 shares of AppTech Corp stock were properly cancelled in 2019.

Former Shareholders Lawsuits

In April 2014, a shareholder of AppTech filed a lawsuit against the Company in the State of Washington claiming breach of contract related to the sale / transfer of unregistered shares at the time of AppTech acquisition. On August 13, 2014, the Company notified the transfer agent and placed a ’Stop Order’ on the shares. The shareholder claims that the 2.5 million shares received are unrestricted and should be reflected as such. On August 19, 2014, the Company filed a motion to dismiss the lawsuit. The lawsuit was dismissed on October 31, 2014.

In November 2017, two shareholders of AppTech, one who previously filed the 2014 lawsuit in the State of Washington, filed another lawsuit against the Company in the State of California, claiming the same accusations as the previously filed lawsuit which was dismissed. The lawsuit has been transferred to the United States District Court for the Southern District of California. The Company filed the defendants answer, affirmative defenses and counter claims. Management believes that the Plaintiff misrepresented and misled AppTech during the merger. The court has encouraged the parties to settle. Even though the Company believes the lawsuit is without merit and will vigorously defend, the Company has made several offers to settle. On December 19, 2019, the Company entered into a settlement and release agreement. The Company has recorded the liability as of December 31, 2019 for the total obligation of $240,000 to be paid out over three years beginning February 15, 2020. The 2019 impact is recorded in general and administrative expenses. On January 24, 2021, the parties entered a stipulation modifying the repayment schedule of the settlement. A payment was due February 15, 2021 which has not been paid to date.

Former Landlord Lawsuit

In September 2018, the landlord for our former office space lease filed a limited civil lawsuit against the Company in the State of California. The Company reached an agreement that resulted in a stipulation for judgment on October 28, 2018. The stipulated judgment was for $42,432 including attorney fees and court costs plus interest for which the Company recorded as a liability as of December 31, 2018. The stipulated judgment was paid in full on August 16, 2019.

Patent Acquisition Lawsuit

In September 2018, a complaint was filed in San Diego superior court for a breach of contract arising from a written agreement for the purchase of a judgment to which AppTech was not a party. The purchase of the judgment was part of the transaction to acquire the patents. AppTech substantially performed under the agreement but the second agreement to extend the final payment was executed under duress. On October 26, 2018, the Company filed an answer that denied each and every purported allegation and cause of action and further denied that they caused any damage or loss. On December 3, 2019, the Company entered into a conditional settlement providing the terms of the conditional settlement have been completed by October 1, 2020. The conditional settlement amount of $150,000 is paid in monthly installments of $15,000. The settlement installments paid for the nine months ended September 30, 2020 was $74,500. On December 30, 2020, full payment was made in accordance with a modified settlement payment schedule.

Significant Contract

In August 2020, the Company entered into a strategic partnership with Silver Alert Services, LLC. doing business as Lifelight Systems (“Lifelight”), expanding into the telehealth sphere. The partnership will expand AppTech’s reach into new markets and provide advanced technological solutions for the telehealth and personal emergency response systems markets. The strategic partnership provides a promissory note for up to one million dollars at a rate of three percent upon successful completion of Lifelight’s Personal Emergency Response System (PERS) pilot program. Also Lifelight is granted the right to purchase four million five hundred thousand shares of AppTech Corp. exercisable at $0.01 for one million shares and $0.25 for three million five hundred thousand shares upon the successful completion of the PERS pilot program. In accordance with the agreement, the contract, and all such liabilities and rights, are contingent upon a Lifelight’s successful completion of its PERS pilot program and AppTech securing financing.

In January 2019, the Company entered into an agreement with a broker dealer to provide capital raising activities. Under the terms of the agreement the broker dealer is to make a minimum of $90,000 in advisory fees. In addition, there are various other provisions within the agreement which include a 10% placement fee, warrants to purchase common stock, a 4% transaction fee, etc.

Employee versus Contractor Classification

The Company compensates various individuals as consultants. Annually, these consultants are issued Form 1099s for amounts paid to them. In addition, these consultants do not have arrangements in which specify compensation payable to them. The Company risks potential tax and legal actions if these consultants are deemed to be employees by governmental agencies.

NOTE 9 – STOCKHOLDERS’ DEFICIT

Series A Preferred Stock

The Company is authorized to issue 100,000 shares of $0.001 par value Series A preferred stock (“Series A”). There were fourteen (14) shares of Series A preferred stock outstanding as of September 30, 2020 and December 31, 2019. The holders of Series A preferred stock are entitled to one vote per share on an “as converted” basis on all matters submitted to a vote of stockholders and are not entitled to cumulate their votes in the election of directors. The holders of Series A preferred stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available, therefore on a pro rata basis according to their holdings of shares of Series A preferred stock, on an as converted basis. In the event of liquidation or dissolution of the Company, holders of Series A preferred stock are entitled to share ratably in all assets remaining after payment of liabilities and have no liquidation preferences. Holders of Series A preferred stock have a right to convert each share of Series A into 780 shares common stock.

Common Stock

The Company is authorized to issue 1,000,000,000 shares of $0.001 par value common stock. There were 87,821,825 and 84,153,825, respectively, shares of common stock outstanding as of September 30, 2020 and December 31, 2019. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and are not entitled to cumulate their votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the board of directors out of funds legally available, therefore subject to the prior rights of holders of any outstanding shares of preferred stock and any contractual restrictions against the payment of dividends on common stock. In the event of liquidation or dissolution of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive or other subscription rights and no right to convert their common stock into any other securities.

During the nine months ended September 30, 2020 and 2019, the Company issued 3,568,000 and 439,500, respectively, shares of common stock to several consultants in connection with business development, accounts payable conversion and professional services. The Company valued the common stock issuances at $2,357,125 and $89,134, respectively, based upon the closing market price of the Company’s common stock on the date in which the performance was complete or issued based upon the vesting schedule and the closing market price of the Company’s common stock on the date of the agreement. The amounts were expensed to general and administrative expenses on the accompanying consolidated statements of operations. The accounts payable conversion was $152,500.

Stock Options

On August 25, 2020, the Company issued an option to purchase 100,000 shares of common stock at $0.25 per share with an expiration date of February 25, 2021. The options were valued at $140,945 and include within stock issued for business development consulting services. The Company valued the options at $140,945 using the Black Scholes valuation model with the following variables; expected volatility of 100%, risk free rate of 0.11%, fair market value of the Company’s common stock of $1.48 on the date of grant, and an expected life of 0.50 years. The option was exercised on August 26, 2020.

Common Stock Repurchase Option

On January 23, 2020, the Company entered into a common stock repurchase option agreement to purchase or assign 300,000 shares of common stock from a third party at $0.05 per share. The Company assigned its rights to the repurchase option agreement to a third party in exchange for compensation. The common stock repurchase options were exercised on January 26, 2020 for which the Company received $98,750 in proceeds which was recorded as additional paid-in capital.

On February 26, 2020, the Company entered into a common stock repurchase option agreement to purchase or assign 266,115 shares of common stock from a third party at $0.05 per share. The Company assigned its rights to the repurchase option agreement to a third party in exchange for compensation. The common stock repurchase option was exercised on February 27, 2020 for which the Company received $25,281 in proceeds which was recorded as additional paid-in capital.

On March 18, 2020, the Company entered into a common stock repurchase option agreement to purchase or assign 250,000 shares of common stock from a third party at $0.05 per share. The Company assigned its rights to the repurchase option agreement to a third party in exchange for compensation. The common stock repurchase option was exercised on March 19, 2020 for which the Company received $62,500 in proceeds which was recorded as additional paid-in capital.

On April 24, 2020, the Company entered into a common stock repurchase option agreement to purchase or assign 55,000 shares of common stock from a third party at $0.05 per share. The Company assigned its rights to the repurchase option agreement to a third party in exchange for compensation. The common stock repurchase option was exercised on April 27, 2020 for which the Company received $19,250 in proceeds which was recorded as additional paid-in capital.

On August 26, 2020, the Company entered into a common stock repurchase option agreement to purchase or assign 250,000 shares of common stock from a third party at $0.07 per share. The Company assigned its rights to the repurchase option agreement to a third party in exchange for compensation. The common stock repurchase option was exercised on August 26, 2020 for which the Company received $45,000 in proceeds which was recorded as additional paid-in capital.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855 and has determined that no material subsequent events exist other than those disclosed below.

On October 1, 2020, the Company entered into a strategic partnership with NEC Payments B.S.C through the deployment of NECP’s technologies, AppTech will extend its product offering to include flexible, scalable and secure payment acceptance and issuer payment processing that supports the digitization of business and consumer financial services and the migration of cash and other legally payment types to distanced and contactless card and real time payment transactions. NECP will assist AppTech to complete the development of its text payment solution and provide best in class software that complements AppTech’s intellectual property. AppTech will also receive licenses to utilize NECP’s digital banking platform, including exclusivity in the United States for its payment acceptance software.

All terms of this agreement are contingent upon AppTech Corp. receiving funding in excess of three million dollars within forty-five days of execution. NECP will be awarded a fifteen percent equity stake in AppTech Corp. on a fully diluted basis.

On October 2, 2020, the Company entered into an independent contractor services agreement with Innovations Realized, LLC to develop a strategic operating plan focused on the design, execution and go to market aspects of the NECP platform to enter the United States market.

On October 21, 2020, the Company entered into an engagement agreement with Emerging Markets Consulting, LLC. to be the investor relations firm for the Company.

On October 14, 2020, the Company entered into a common stock repurchase option agreement to purchase or assign 2,000,000 shares of common stock from a third party at $0.20 per share. The Company assigned a portion of the repurchase option agreement to a third party in exchange for compensation. The common stock repurchase option for 13,333 shares was exercised on October 14, 2020 for which the Company received $7,333 in proceeds which was recorded as additional paid-in capital.

On October 14, 2020, the Company entered into a common stock repurchase option agreement to purchase or assign 2,000,000 shares of common stock from a third party at $0.20 per share. The Company assigned a portion of the repurchase option agreement to a third party in exchange for compensation. The common stock repurchase option for 10,000 shares was exercised on October 15, 2020 for which the Company received $5,500 in proceeds which was recorded as additional paid-in capital.

On October 14, 2020, the Company entered into a common stock repurchase option agreement to purchase or assign 2,000,000 shares of common stock from a third party at $0.20 per share. The Company assigned a portion of the repurchase option agreement to a third party in exchange for compensation. The common stock repurchase option for 20,000 shares was exercised on October 29, 2020 for which the Company received $11,000 in proceeds which was recorded as additional paid-in capital.

On October 29, 2020, the Company had an option for 100,000 shares of common stock exercised by a consultant for $0.30 per share.

On November 25, 2020, the Company entered into a securities purchase agreement with EMA Financial, LLC in which the Company sold a convertible note in the principal amount of $300,000 and a common stock purchase warrant permitting the holder to purchase 200,000 shares of common stock for an exercise price of $1.50 per share, subject to the terms and conditions of the agreement.

On December 21, 2020, the Company sold the domain “bubblepay.com” for $72,500 to a third party.

On December 30, 2020, the Company amended its Strategic Partnership Agreement and Purchase Option Agreement with Silver Alert dated August 21, 2020. The amendment altered and/or added certain definitions and the loan disbursements in the Strategic Partnership Agreement. Further, the Repurchase Option Agreement was amended to incorporate a vesting schedule related to the gross revenue generated from the partnership.

On February 03, 2021, the Company entered into an amendment to a common stock repurchase option agreement to purchase or assign 2,000,000 shares of common stock from a third party at $0.20 per share. The Company assigned a portion of the repurchase option agreement to a third party in exchange for compensation. The common stock repurchase option for 50,000 shares was exercised on February 12, 2021 for which the Company received $33,750 in proceeds which was recorded as additional paid-in capital.

On February 11, 2021, the Company entered into an Amended and Restated Subscription License and Operating Agreement with NEC Payments B.S.C. The restated document alters the fees and timing of payments associated with the agreement.

See note 8 for additional subsequent events.

Common Stock

APPTECH CORP.

PROSPECTUS

         , 2021

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and [ ] additional listing fee.

Item		Amount to be paid
SEC registration fee	$	[•]
FINRA filing fee		[•]
Printing fees and expenses		[•]
Legal fees and expenses		[•]
Accounting fees and expenses		[•]
Underwriter’s expenses		[•]
Transfer agent’s fees and expenses		[•]
Miscellaneous fees and expenses		[•]
Total	$	[•]

Item 14. Indemnification of Directors and Officers

Section 17-16-851 of the Wyoming Business Corporation Act provides that a corporation may indemnify a director against liability incurred in a proceeding if:

(i) (A) the director conducted himself in good faith; and

(B) he reasonably believed that his conduct was in or at least not opposed to the corporation’s best interests; and

(C) in the case of any criminal proceeding, the director had no reasonable cause to believe his conduct was unlawful; or

(ii) the director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by Section 17-16-202(b)(v) of the Wyoming Business Corporation Act.

A director’s conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subparagraph (a)(i)(B) of Section 17-16-851.

The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in Section 17-16-851.

Article XIV of our Bylaws states the we shall indemnify the directors, officers, agents and employees of the Company in the manner and to the full extent provided in the General Corporation Law of the State of Wyoming

Item 15. Recent Sales of Unregistered Securities

During 2020 year-to-date, we assigned our rights to stock repurchase option agreements to third parties resulting in net proceeds of $274,614 and $25,000 from warrants exercised. During the nine months ended September 30, 2020, 3,568,000 shares of common stock were issued to several consultants in connection with business development and professional services rendered valued at $2,357,125. During the nine months ended September 30, 2020, no shares of common stock were issued to members of the Board of Directors.

All Issuances were exempt from registration requirements of Section 5 of the Securities Act of 1933 as they did not involve a public offering under Section 4(a)(2) and were issued as restricted securities as defined in Rule 144 of the Act.

Item 16. Exhibits and financial statement schedules

(a)	Exhibits

Exhibit	Description

1.1	Form of Underwriting Agreement **

3.1	AppTech Corp. Articles of Conversion filed October 25, 2006 (incorporated by reference to Exhibit 3.1 to Form 10-12G/A filed February 14, 2020)

3.2	AppTech Corp. Articles of Incorporation filed October 25, 2006 (incorporated by reference to Exhibit 3.2 to Form 10-12G/A filed February 14, 2020)

3.3	AppTech Corp. Certificate of Designation filed May 09, 2007 (incorporated by reference to Exhibit 3.3 to Form 10-12G/A filed February 14, 2020)

3.4	AppTech Corp. Certificate of Correction filed June 04, 2007 (incorporated by reference to Exhibit 3.4 to Form 10-12G/A filed February 14, 2020)

3.5	AppTech Corp. Certificate of Designation filed June 06, 2007 (incorporated by reference to Exhibit 3.5 to Form 10-12G/A filed February 14, 2020)

3.6	AppTech Corp. Amendment to Certificate of Designation After Issuance of Class or Series filed November 17, 2008 (incorporated by reference to Exhibit 3.6 to Form 10-12G/A filed February 14, 2020)

3.7	AppTech Corp. Certificate of Amendment filed October 26, 2009 (incorporated by reference to Exhibit 3.7 to Form 10-12G/A filed February 14, 2020)

3.8	AppTech Corp. Certificate of Amendment filed October 27, 2009 (incorporated by reference to Exhibit 3.8 to Form 10-12G/A filed February 14, 2020)

3.9	AppTech Corp. Certificate of Designation filed April 21, 2010 (incorporated by reference to Exhibit 3.9 to Form 10-12G/A filed February 14, 2020)

3.10	AppTech Corp. Amendment to Certificate of Designation After Issuance of Class or Series filed April 27, 2010 (incorporated by reference to Exhibit 3.10 to Form 10-12G/A filed February 14, 2020)

3.11	AppTech Corp. Certificate of Change filed July 22, 2010 (incorporated by reference to Exhibit 3.11 to Form 10-12G/A filed February 14, 2020)

3.12	AppTech Corp. Amendment to Certificate of Designation After Issuance of Class or Series filed October 26, 2010 (incorporated by reference to Exhibit 3.12 to Form 10-12G/A filed February 14, 2020)

3.13	AppTech Corp. Amendment to Certificate of Designation After Issuance of Class or Series filed October 26, 2010 (incorporated by reference to Exhibit 3.13 to Form 10-12G/A filed February 14, 2020)

3.14	AppTech Corp. Amendment to Certificate of Designation After Issuance of Class or Series filed October 28, 2010 (incorporated by reference to Exhibit 3.14 to Form 10-12G/A filed February 14, 2020)

3.15	AppTech Corp. Amendment to Certificate of Designation After Issuance of Class or Series filed April 08, 2011 (incorporated by reference to Exhibit 3.15 to Form 10-12G/A filed February 14, 2020)

3.16	AppTech Corp. Certificate of Amendment filed June 06, 2011 (incorporated by reference to Exhibit 3.16 to Form 10-12G/A filed February 14, 2020)

3.17	AppTech Corp. Articles of Domestication filed July 18, 2011 (incorporated by reference to Exhibit 3.17 to Form 10-12G/A filed February 14, 2020)

3.18	AppTech Corp. Bylaws dated May 07, 2013 (incorporated by reference to Exhibit 3.18 to Form 10-12G/A filed February 14, 2020)

3.19	AppTech Corp. Certificate of Domestication filed July 09, 2013 (incorporated by reference to Exhibit 3.19 to Form 10-12G/A filed February 14, 2020)

3.20	AppTech Corp. Articles of Amendment filed October 31, 2013 (incorporated by reference to Exhibit 3.20 to Form 10-12G/A filed February 14, 2020)

3.21	AppTech Corp. Certificate of Incorporation filed July 29, 2015(incorporated by reference to Exhibit 3.21 to Form 10-12G/A filed February 14, 2020)

4.1	Specimen Stock Certificate of AppTech Corp.'s Common Stock (incorporated by reference to Exhibit 4.1 to Form 10-12G/A filed February 14, 2020)

5.1	Form of Opinion of Nelson Mullins Riley & Scarborough LLP**

10.1	Asset Purchase Agreement dated December 04, 2013 (incorporated by reference to Exhibit 10.1 to Form 10-12G/A filed February 14, 2020)

10.2	Amendment to Asset Purchase Agreement dated June 22, 2017 (incorporated by reference to Exhibit 10.2 to Form 10-12G/A filed February 14, 2020)

10.3	Lease Agreement dated November 15, 2018 (incorporated by reference to Exhibit 10.3 to Form 10-12G/A filed February 14, 2020)

10.4	Engagement Letter dated September 23, 2019 (incorporated by reference to Exhibit 10.4 to Form 10-12G/A filed February 14, 2020)

10.5	Lease & Purchase Option Agreement dated January 22, 2020 (incorporated by reference to Exhibit 10.5 to Form 10-K filed March 30, 2020)

10.6	Subscription License and Service Agreement dated as of October 02, 2020, by and among AppTech Corp. and NEC Payments B.S.C. (c) (incorporated by reference to Exhibit 10.1 to Form 8-K filed October 7, 2020)

10.7	Digital Banking Platform Operating Agreement dated as of October 02, 2020, by and among AppTech Corp. and NEC Payments B.S.C. (c) (incorporated by reference to Exhibit 10.2 to Form 8-K filed October 7, 2020)

10.8	Subscription License Order Form dated as of October 02, 2020, by and among AppTech Corp. and NEC Payments B.S.C. (c) (incorporated by reference to Exhibit 10.3 to Form 8-K filed October 7, 2020)

10.9	Registration Rights Agreement dated as of October 02, 2020, by and among AppTech Corp. and NEC Payments B.S.C. (c) (incorporated by reference to Exhibit 10.4 to Form 8-K filed October 7, 2020)

10.10	Strategic Partnership Agreement dated as of August 21, 2020, by and among AppTech Corp. and Silver Alert Services LLC, doing business as LifeLight Systems (incorporated by reference to Exhibit 10.1 to Form 8-K filed August 26, 2020)

10.11	Amendment No. 1 dated to the Strategic Partnership Agreement dated as of August 21, 2020, by and among AppTech Corp. and Silver Alert Services LLC, doing business as LifeLight Systems*

14	AppTech Code of Business Conduct (incorporated by reference to Exhibit 4.2 to Form 10-K filed March 30, 2020)

23.1	Consent of dbbmckennon*

23.2	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 5.1)**

24.1	Power of Attorney (included on signature page)

99.1	Audit Committee Charter (incorporated by reference to Exhibit 4.3 to Form 10-Q filed November 16, 2020)

99.2	Compensation Committee Charter (incorporated by reference to Exhibit 4.4 to Form 10-Q filed November 16, 2020)

99.3	Corporate Governance and Nominating Committee Charter*

*	Filed herewith
**	To be filed by amendment

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Carlsbad, California, on February 16, 2021.

AppTech Corp.

By:	/s/ Luke D’Angelo
Name: Luke D’Angelo Title: Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Luke D’Angelo [his/her] true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him/her and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

Signature	Title	Date

	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 16, 2021
Luke D’Angelo

/s/ Gary Wachs	Chief Financial Officer and Director (Principal Financial Officer)	February 16, 2021
Gary Wachs

/s/ Michael Gross	Director	February 16, 2021
Michael Gross

/s/ Christopher Williams	Director	February 16, 2021
Christopher Williams

/s/ Mengyin H. Liang	Director	February 16, 2021
Mengyin H. Liang “Roz Huang”

/s/ Michael O’Neal	Director	February 16, 2021
Michael O’Neal

/s/ William Huff	Director	February 16, 2021
William Huff